As filed with the Securities and Exchange Commission on February 7, 2000.
                                                     Registration No. 333-94707
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                             AMENDMENT NO. 3
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------
                             LIFEMINDERS.COM, INC.
            (Exact name of Registrant as specified in its charter)

                                ---------------

            Delaware                              7311                            52-1990403
 (State or Other Jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
 Incorporation or Organization)       Classification Code Number)            Identification No.)

                                ---------------
                             1110 Herndon Parkway
                               Herndon, VA 20170
                                (703) 707-8261
  (Address, including zip code, and telephone number, including area code,of registrant's principal executive offices)

                                ---------------
                            Stephen R. Chapin, Jr.
                     President and Chief Executive Officer
                             LifeMinders.com, Inc.
                             1110 Herndon Parkway
                               Herndon, VA 20170
                                (703) 707-8261
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ---------------
                                  Copies to:

                Stephen A. Riddick                                 Michael R. Lincoln
                 Stephen J. Bolin                                   Sidney R. Smith
             Stephanie Miranda Pries                                  Rob C. Masri
         Brobeck, Phleger & Harrison LLP                           Cooley Godward LLP
             701 Pennsylvania Avenue                            2002 Edmund Halley Drive
                    Suite 220                                          Suite 300
               Washington, DC 20004                              Reston, VA 20191-3436
                  (202) 220-6000                                     (703) 262-8000

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
                                ---------------
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------
                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
                                                        Proposed Maximum
 Title of Each Class of                Proposed Maximum    Aggregate      Amount of
    Securities to be     Amount to be   Offering Price      Offering     Registration
       Registered        Registered(1)    Per Share         Price(2)        Fee(3)
-------------------------------------------------------------------------------------
Common stock, par value
 $0.01 per share........   3,162,500       $ 30.75        $97,246,875       $44,328
-------------------------------------------------------------------------------------

(1) Includes 412,500 shares of common stock which may be purchased by the underwriters to cover over-allotments, if any.
(2) Estimated solely for purposes of determining the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.
(3) Previously paid.

                                ---------------
   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed.        +
+Underwriters may not confirm sales of these securities until the registration + +statement filed with the Securities and Exchange Commission is effective. +
+This prospectus is not an offer to sell these securities and it is not        +
+soliciting offers to buy these securities in any jurisdiction where the offer +
+or sale is not permitted.                                                     +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED JANUARY 24, 2000

PROSPECTUS

                                2,750,000 Shares
                           [LOGO OF LIFEMINDERS.COM]

                                  Common Stock

  This is a public offering of common stock by LifeMinders.com, Inc. Of the 2,750,000 shares of common stock being sold in this offering, 2,250,000 shares are being sold by LifeMinders.com and 500,000 shares are being sold by selling stockholders. We will not receive any of the proceeds from the sale of shares by selling stockholders.

                                  -----------

  Our common stock is quoted on the Nasdaq National Market under the symbol "LFMN." On January 21, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $30.75 per share.

                                                                 Per Share Total
                                                                 --------- -----
   Public offering price........................................    $      $
   Underwriting discounts and commissions.......................    $      $
   Proceeds to LifeMinders.com, Inc., before expenses...........    $      $
   Proceeds to selling stockholders, before expenses............    $      $
                                                                    ---    ----

  LifeMinders.com and the selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to an aggregate of 412,500 additional shares of common stock from LifeMinders.com and the selling stockholders. The underwriters are severally underwriting the shares being offered on a firm commitment basis.

         Investing in the common stock involves a high degree of risk.
                    See "Risk Factors" beginning on page 5.

                                  -----------

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CHASE H&Q
        ROBERTSON STEPHENS
                              THOMAS WEISEL PARTNERS LLC
                                                        PAINEWEBBER INCORPORATED

      , 2000

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1

Risk Factors.............................................................   5

Forward-Looking Statements...............................................  14

Use of Proceeds..........................................................  15

Dividend Policy..........................................................  15

Price Range of Our Common Stock..........................................  15

Capitalization...........................................................  16

Dilution.................................................................  17

Selected Financial Information...........................................  18

Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  20

Business.................................................................  30

Management...............................................................  44

Certain Transactions.....................................................  52

Principal and Selling Stockholders.......................................  54

Description of Capital Stock.............................................  57

Shares Eligible for Future Sale..........................................  59

Underwriting.............................................................  61

Legal Matters............................................................  63

Experts..................................................................  63

Additional Information...................................................  63

Index to Financial Statements............................................ F-1

                               PROSPECTUS SUMMARY

   This summary highlights material information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including "Risk Factors" and our financial statements and the notes to those statements, before making an investment decision.

                                LifeMinders.com

   We are an online direct marketing company that provides personalized information, or content, and advertisements via e-mail to a community of members. Our e-mail messages contain helpful reminders and tips that enable our members to better organize and manage their busy lives. Our proprietary information about our members and highly-precise targeting capabilities provide our advertising partners the opportunity to more effectively reach their target markets.

   Members can create profiles in one or more of our 14 e-mail categories, including family, entertainment, home, personal events, automotive, horoscope, cooking, pet, health, small business, personal finance, sports and recreation, travel and shopping, On average, each member creates profiles in four e-mail categories and receives an average of eight e-mails per month. We gather member profile data from several sources, including information provided by our members during the sign up process and through member preferences and buying habits automatically collected through interaction with our e-mail messages. We also supplement our profile data with information obtained from third-party sources. Our proprietary matching process correlates member profile data to uniquely identified messages that we personalize and deliver to each member via e-mail. Using our direct marketing expertise and our proprietary member database we create highly-targeted e-mail messages that enable our advertising partners to reach a receptive audience. We generate revenue primarily through advertising and opt-in services.

   As of December 31, 1999, we had approximately 7.0 million members. As of the same date, we had 90 advertising partners. The value of our service to our members is also evidenced by our growth from 311,000 members at March 31, 1999, which represents a compounded quarterly growth rate of over 180%.

The Online Direct Marketing Opportunity

   According to the Direct Marketing Association, advertising expenditures in the United States totaled approximately $285.2 billion in 1998, of which approximately $162.7 billion or 57% was spent on direct marketing and 43% on brand advertising. Traditional advertisers and direct marketers face numerous challenges, primarily the inability to accurately target consumers, resulting in low return on advertising investments. While the Internet offers advertisers a number of advantages over traditional media, there remain significant challenges to realizing the full potential of online advertising. Response rates, or click through rates, for the top banner advertisements averaged just under 0.5% during the month of November 1999, as reported by The Nielsen//NetRatings Reporter. Furthermore, large, unsolicited e-mail message campaigns, or "spamming," have met with considerable negative consumer reaction and low response rates. As a result of the limitations in both online advertising and direct marketing, businesses continue to seek more effective approaches to deliver highly-targeted advertisements in a more personalized and content-rich editorial environment from which advertisers receive real-time feedback.

   At the same time, many Internet users seeking greater personalized content have increasingly migrated from broadbased, untargeted portals and search sites to portals organized around specific interests, or vertically-oriented portals, and Web sites aggregating groups of Internet users with common interests, or online communities, which were designed to provide an improved platform for Internet users with similar interests to obtain relevant information. We believe that these sites continue to provide a poor context for users to discover customized and individual content because users lack the affinity and opportunity to relate personally to their online experiences. Accordingly, we believe that Internet users have a significant and growing need for a trusted online service that can automatically provide relevant, personalized and timely information.

Our Solution

   Our solution offers the following benefits to both our members and our advertising partners:

 Benefits to Members

  . Highly targeted and relevant content that becomes more personalized and useful as our members continue to interact with our e-mail messages

  . Enhanced personalization and user efficiency that enables our members to avoid the mass of extraneous information received through untargeted e-mails and obtained from most portals and search engines

  . Access to e-commerce opportunities that are delivered within our relevant and timely e-mail messages and highlight useful and appropriate products and services based on each member's profile

  . Member trust and confidence developed by providing content that we believe our members consider valuable without compromising their privacy

 Benefits to Advertising Partners

  . Large and targeted member base of approximately 7.0 million members who have generated extensive demographic, behavioral and performance information

  . Detailed real-time reporting and proprietary data mining technology that provides our advertising partners the ability to immediately determine the effectiveness of a given advertising campaign and to precisely target their marketing messages

  . Enhanced targeting capability and increased return on advertising investment based on our ability to target members on numerous variables resulting in high click through rates and low delivery costs

Our Strategy

   Our objective is to be the leading online direct marketing company that provides personalized content and advertisements via e-mail to a loyal community of users. The key elements of this strategy include:

  . Aggressively and cost-effectively expanding our member base

  . Improving member experience and retention

  . Expanding and pursuing multiple revenue streams

  . Enhancing advertiser effectiveness

  . Increasing awareness and understanding of the LifeMinders.com brand

  . Pursuing strategic acquisitions and alliances

   We were incorporated in Maryland on August 9, 1996 and reincorporated in Delaware on July 2, 1999. Our principal executive offices are located at 1110 Herndon Parkway, Herndon, Virginia 20170 and our telephone number is (703) 707-8261.

   We maintain a Web site on the World Wide Web at www.lifeminders.com. The information on our Web site is not part of this prospectus. We have filed trademark applications for "LifeMinders.com," "LifeMinders," "backslashSanity" and the LifeMinders.com logo. All brand names and trademarks appearing in this prospectus are the property of their respective holders.

                                  The Offering

Common stock offered by                     2,250,000 shares
 LifeMinders.com........................

Common stock offered by the selling         500,000 shares
 stockholders...........................

Common stock to be outstanding after        22,577,320 shares
 this offering..........................

Underwriters' over-allotment option.....    412,500 shares

                                            Primarily for general corporate
Use of proceeds.........................    purposes, including working
                                            capital, marketing, member
                                            acquisition activities,
                                            international expansion, capital
                                            expenditures, and potential
                                            strategic acquisitions or
                                            investments. See "Use of Proceeds."

                                            We will not receive any of the
                                            proceeds from the shares sold by
                                            the selling stockholders. See
                                            "Principal and Selling
                                            Stockholders."


Nasdaq National Market Symbol...........    LFMN

                         Summary Financial Information

                           Period from
                            August 9,
                          1996 (date of       Year Ended            Nine Months Ended
                          inception) to      December 31,             September 30,
                          December 31,  -----------------------  -------------------------
                              1996         1997        1998         1998        1999(1)
                          ------------- ----------  -----------  -----------  ------------
Statement of Operations
 Data:
Revenue.................    $    --     $   67,126  $    56,750  $    26,750  $  5,979,493
Gross margin (loss).....         --         29,877       (2,722)      (3,750)    5,507,586
Loss from operations....     (35,073)     (485,078)  (1,971,721)  (1,366,527)  (14,577,478)
Net loss................     (35,073)     (479,100)  (1,947,206)  (1,343,977)  (14,453,241)
Net loss available to
 common stockholders....     (35,073)     (479,100)  (2,104,243)  (1,452,477)  (15,117,618)
Basic and diluted net
 loss per common share..    $  (0.04)   $    (0.19) $     (0.64) $     (0.44) $      (4.59)
                            ========    ==========  ===========  ===========  ============
Weighted average common
 shares outstanding
 (basic and diluted)....     798,220     2,530,228    3,275,000    3,275,000     3,296,181
                            ========    ==========  ===========  ===========  ============
Pro forma basic and
 diluted net loss per
 common share(2)........                            $     (0.40)              $      (1.50)
                                                    ===========               ============
Pro forma weighted
 average common shares
 and common share
 equivalents (basic and
 diluted)(2)............                              5,202,083                 10,082,775
                                                    ===========               ============

                                         As of September 30, 1999
                             --------------------------------------------------
                               Actual     Pro Forma(3) Pro Forma As Adjusted(4)
                             -----------  ------------ ------------------------
Balance Sheet Data:
Cash and cash equivalents..  $11,279,137  $72,966,082        $138,018,754
Working capital............   17,940,409   79,627,354         144,680,026
Total assets...............   25,348,586   87,035,531         152,088,203
Long term debt, including
 current maturities........      161,986      161,986             161,986
Mandatorily redeemable
 convertible preferred
 stock.....................   37,720,790          --                  --
Stockholders' equity
 (deficit).................  (17,002,861)  82,404,874         147,457,546

(1) Summary Statement of Operations Data for the Three Month Periods Ended March 31, June 30, and September 30, 1999 and for the Nine Months Ended September 30, 1999 are as follows:

                                  Three Months Ended             Nine Months Ended
                         --------------------------------------- -----------------
                          March 31,    June 30,    September 30,   September 30,
                            1999         1999          1999            1999
                         -----------  -----------  ------------- -----------------
                         (unaudited)  (unaudited)   (unaudited)
Revenue................. $    23,322  $ 1,418,899   $ 4,537,272    $  5,979,493
Gross margin (loss).....     (75,192)   1,271,500     4,311,278       5,507,586
Loss from operations....  (1,647,525)  (5,028,707)   (7,901,246)    (14,577,478)
Net loss................  (1,624,745)  (4,983,264)   (7,845,232)    (14,453,241)
Net loss available to
 common stockholders....  (1,724,791)  (5,114,840)   (8,277,987)    (15,117,618)

(2) The "pro forma" basic and diluted net loss per common share is computed using the weighted average number of common shares outstanding giving effect to the automatic conversion of all series of mandatorily redeemable convertible preferred stock into shares of our common stock which occurred upon our initial public offering on November 19, 1999.

(3) The "pro forma" summary balance sheet data as of September 30, 1999 reflects the events described above in note 2 as if the events had occurred as of September 30, 1999 and reflects the sale of 4,830,000 shares of our common stock at our initial public offering price of $14.00 per share and our receipt of the net proceeds of the offering.

(4) The "pro forma as adjusted" summary balance sheet as of September 30, 1999 reflects the sale of 2,250,000 shares of our common stock at an assumed offering price of $30.75 per share and our receipt of the estimated net proceeds of this offering and the receipt of $22,625 of proceeds from the exercise of 28,281 stock options in January 2000.

                              Recent Developments

   Our results of operations for the three months ended December 31, 1998 (unaudited) and 1999 (unaudited) and for the years ended December 31, 1998 and 1999 (unaudited) are summarized below. For more complete information on our financial condition at December 31, 1998 and 1999 (unaudited) and our results of operations for the three months ended December 31, 1998 (unaudited) and 1999 (unaudited) and for the years ended December 31, 1998 and 1999 (unaudited), see "Supplemental Financial Data."

                               Three Months Ended            Year Ended
                                  December 31,              December 31,
                            ------------------------  -------------------------
                               1998         1999         1998          1999
                            ----------- ------------     ----      ------------
                            (unaudited) (unaudited)                (unaudited)
Statements of Operations
 Data:
Revenue...................   $  30,000  $  8,039,991  $    56,750  $ 14,019,484
Loss from operations......    (606,222)  (17,561,168)  (1,971,721)  (32,138,646)
Net loss..................    (603,229)  (17,156,281)  (1,947,206)  (31,609,522)
Net loss available to
 common shareholders......   $(651,766) $(17,647,321) $(2,104,243) $(32,764,939)
Basic and diluted net loss
 per common share.........   $   (0.20) $      (1.60) $     (0.64) $      (6.26)
Basic and diluted weighted
 average common shares and
 common share
 equivalents..............   3,275,000    11,034,769    3,275,000     5,230,826

                                  RISK FACTORS

   You should carefully consider the risks described below before making an investment decision. You should also refer to the other information in this prospectus, including our financial statements and the related notes. The risks and uncertainties described below are not the only ones potentially affecting our company. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial also may become important factors that affect our company. If any of the following risks occur, our business, results of operations or financial condition could be materially harmed. As a result, the trading price of our common stock could decline, and you may lose all or part of your investment.

                         Risks Related to Our Business

We have a history of losses and expect continued losses for the foreseeable future.

   We have not achieved profitability in any previous quarter, and given our planned level of operating expenses, we expect to continue to incur operating losses for the foreseeable future. Our accumulated deficit as of September 30, 1999 was approximately $16.9 million. We incurred net losses of $1.9 million for the year ended December 31, 1998 and $14.5 million for the nine months ended September 30, 1999. We plan to increase our operating expenses as we continue to acquire new members, build infrastructure and create brand awareness. If our revenue growth is slower than we anticipate or our operating expenses exceed our expectations, our losses will significantly increase. Even if we were to achieve profitability, we may not be able to sustain or increase our profitability on a quarterly or annual basis.

Failure to manage our expansion and expected growth effectively will strain our resources and could impair the expansion of our business.

   Failure to manage our growth effectively could adversely affect our ability to attract and retain our members and advertising partners. We continue to increase the scope of our operations and have increased the number of our employees substantially. In addition, we have only recently engaged several key members of our executive management team. We plan to expand our technology, sales, administrative and marketing organizations. These factors have placed and will continue to place a significant strain on our management systems and resources. We will need to continue to improve our operational, financial and managerial controls and reporting systems and procedures to expand, train and manage our workforce in order to manage our expected growth.

We may not be able to sustain revenue growth or achieve or sustain profitability if we have to refine or change our business strategy.

   We have only a limited operating history upon which to evaluate our business and prospects and the online direct marketing industry is relatively new and rapidly evolving. This presents many risks and uncertainties that could require us to further refine or change our business strategy. If we are unsuccessful in addressing these risks and uncertainties, we may not be able to sustain revenue growth or achieve or sustain profitability. A detailed description of our business strategy is contained in "Business -- The Lifeminders.com Strategy."




Our quarterly results of operations may fluctuate in future periods and we may be subject to seasonal and cyclical patterns that may negatively impact our stock price.

   If we do not successfully anticipate or adjust to quarterly fluctuations in revenue, our operating results could fall below the expectations of public market analysts and investors, which could negatively impact our stock price. We believe that our revenue will be subject to seasonal fluctuations as a result of general patterns of retail advertising and marketing, and consumer purchasing, which are typically higher during the fourth calendar quarter and lower in the following quarter. In addition, expenditures by advertisers and marketers tend to be cyclical, reflecting overall economic conditions and consumer buying patterns. Due to these and other factors, our revenues and operating results may vary significantly from quarter-to-quarter.

We may not be able to generate sufficient revenue if the acceptance of online advertising and direct marketing does not continue.

   We expect to derive a substantial portion of our revenue from online advertising and direct marketing, including both e-mail and Web-based programs. If these services do not continue to achieve market acceptance, we may not generate sufficient revenue to support our continued operations. The Internet has not existed long enough as an advertising medium to demonstrate its effectiveness relative to traditional advertising. Advertisers and advertising agencies that have historically relied on traditional advertising may be reluctant or slow to adopt online advertising. Many potential advertisers have limited or no experience using e-mail or the Web as an advertising medium. They may have allocated only a limited portion of their advertising budgets to online advertising, or may find online advertising to be less effective for promoting their products and services than traditional advertising media. If the market for online advertising fails to develop or develops more slowly than we expect, we may not sustain revenue growth or achieve or sustain profitability.

   The market for e-mail advertising in general is vulnerable to the negative public perception associated with unsolicited e-mail, known as "spam." Public perception, press reports or governmental action related to spam could reduce the overall demand for e-mail advertising in general, which could reduce our revenue and prevent us from achieving or sustaining profitability.

If we do not maintain and expand our member base we may not be able to compete effectively for advertisers.

   Our revenue is primarily derived from advertisers seeking targeted member groups in order to increase their return on advertising investments. If we are unable to maintain and expand our member base, advertisers could find our audience less attractive and effective for promoting their products and services and we could experience difficulty retaining our existing advertisers and attracting additional advertisers. To date, we have relied on referral-based marketing activities to attract a portion of our members and will continue to do so for the foreseeable future. This type of marketing is largely outside of our control and there can be no assurance that it will generate rates of growth in our member base comparable to what we have experienced to date.

   We would also be unable to grow our member base if a significant number of our current members stopped using our service. Members may discontinue using our service if they object to having their online activities tracked or they do not find our content useful. In addition, our service allows our members to easily unsubscribe at any time by clicking through a link appearing at the bottom of our e-mail messages and selecting the particular categories from which they want to unsubscribe.

If we do not continue to develop and maintain relevant and appealing content in our e-mail messages, we may not be able to maintain and expand our member base, which could negatively impact our ability to retain and attract the advertisers we need to sustain revenue growth.

   We rely on our editorial staff to identify and develop substantially all of our content utilizing content from third parties. Because our members' preferences are constantly evolving, our editorial staff may be unable to accurately and effectively identify and develop content that is relevant and appealing to our members. As a result, we may have difficulty maintaining and expanding our member base, which could negatively impact our ability to retain and attract advertisers. If we are unable to retain and attract advertisers our revenue will decrease. Additionally, we license a small percentage of our content from third parties. The loss of or increase in cost of our licensed content may impair our ability to assimilate and maintain consistent, appealing content in our e-mail messages or maintain and improve the services we offer to consumers. We intend to continue to strategically license a portion of our content for our e-mails from third parties, including content that is integrated with internally developed content. These third-party content licenses may be unavailable to us on commercially reasonable terms, and we may be unable to integrate third-party content successfully. The inability to obtain any of these licenses could result in delays in product development or services until equivalent content can be identified, licensed and integrated. Any delays in product development or services could negatively impact our ability to maintain and expand our member base.

Because of our limited experience with building our brand, we might not effectively utilize the resources we spend to build our brand, which could negatively impact our revenue and our ability to maintain and expand our member base and attract advertisers.

   We intend to build our brand through expanded consumer and trade advertising, including national print, outdoor and broadcast placements, continued public relations campaigns, direct mail, participation in strategic industry events and sustained consumer communications campaigns. We have minimal practical experience with building our brand through these channels. If the additional resources we expend to build our brand through these channels do not generate a corresponding increase in revenue, our financial results could be harmed. We believe that developing a strong brand identity is critical to our ability to maintain and expand our member base and retain and attract advertisers. If we do not successfully develop the LifeMinders.com brand we may not be able to retain and expand our number of members and advertisers, which would adversely affect our ability to sustain revenue growth or achieve or sustain profitability.

We face intense competition, and if we do not respond to this competition effectively, we may not be able to retain and attract advertisers, which would reduce our revenue and harm our financial results.

   We face intense competition from both traditional and online advertising and direct marketing businesses. If we do not respond to this competition effectively, we may not be able to retain current advertisers or attract new advertisers, which would reduce our revenue and harm our financial results. Currently, several companies offer competitive e-mail direct marketing services, including coolsavings.com, MyPoints.com, NetCreations, YesMail.com, Digital Impact and Exactis. We also expect to face competition from online content providers, list aggregators as well as established online portals and community Web sites that engage in direct marketing programs. Additionally, we may face competition from traditional advertising agencies and direct marketing companies that may seek to offer online products or services. A more detailed discussion of the potential competitive disadvantages we face is contained in "Business--Competition."

We may be unable to protect our intellectual property rights and other proprietary information, which could prevent us from competing effectively.

   Our success and ability to compete are substantially dependent on our internally developed technologies and trademarks, which we seek to protect through a combination of patent, copyright, trade secret and trademark law, as well as confidentiality or license agreements with our employees, consultants, and corporate and strategic partners. If we are unable to prevent the unauthorized use of our proprietary information or if our competitors are able to develop similar technologies independently, the competitive benefits of our technologies, intellectual property rights and proprietary information will be diminished. Additional discussion of our reliance on our intellectual property and proprietary rights is contained in "Business--Intellectual Property and Proprietary Rights."

Failures of our network infrastructure could result in unanticipated expenses and prevent our members from effectively utilizing our services, which could negatively impact our ability to attract and retain members and advertisers.

   Our ability to successfully create and deliver our e-mail messages depends in large part on the capacity, reliability and security of our networking hardware, software and telecommunications infrastructure. Failures of our network infrastructure could result in unanticipated expenses to address such failures and could prevent our members from effectively utilizing our services, which could prevent us from retaining and attracting members and advertisers. The hardware infrastructure on which our system operates is located at PSINet in Reston, Virginia. We do not currently have fully redundant systems or a formal disaster recovery plan. Our system is susceptible to natural and man-made disasters, including earthquakes, fires, floods, power loss and vandalism. Further, telecommunications failures, computer viruses, electronic break-ins or other similar disruptive problems could adversely affect the operation of our systems. Our insurance policies may not adequately compensate us for any losses that may occur due to any damages or interruptions in our systems. Accordingly, we could be required to make capital expenditures in the event of unanticipated damage.

   In addition, our members depend on Internet service providers, or ISPs, for access to our Web site. Due to the rapid growth of the Internet, ISPs and Web sites have experienced significant system failures and could experience outages, delays and other difficulties due to system failures unrelated to our systems. These problems could harm our business by preventing our members from effectively utilizing our services.

Our management team has only worked together for a short period of time and the inability of our management team to function effectively or the loss of any of our officers or key employees could seriously harm our business by impairing our ability to implement our business model.

   Many of our executive officers, including our Chief Financial Officer, Chief Technology Officer, Chief Operating Officer, Vice President, Marketing and Communications, and Vice President, Sales Administration have joined our company within the last year. We may not successfully assimilate our recently hired officers and may not be able to successfully locate, hire, assimilate and retain qualified key management personnel, which could seriously harm our business by impairing our ability to implement our business strategy. Our business is largely dependent on the personal efforts and abilities of our senior management, including Stephen R. Chapin, Jr., our President, Chief Executive Officer and Chairman of the Board, and other key personnel. Many of our officers or employees can terminate their respective employment relationship at any time. The loss of these key employees or our inability to attract or retain other qualified employees could seriously harm our business.

We may not be able to hire or retain skilled employees, which could prevent us from effectively growing and operating our business.

   Our ability to support the growth of our business will depend, in part, on our ability to attract and retain highly skilled employees, particularly management, editorial, sales and technical personnel. In particular, we rely on highly skilled editorial personnel to create our e-mail messages, sales and marketing personnel to maintain and expand our member base and the number of advertisers, and technical personnel to maintain and improve our technological capabilities. If we are unable to hire or retain key employees, our ability to operate and grow our business will be adversely affected. Competition for employees with these skills and experience is intense. As a result, we may be unable to retain our key employees or to attract other highly qualified employees in the future. We have experienced difficulty from time to time in attracting the personnel necessary to support the growth of our business, and we may experience similar difficulty in the future.

Our results of operations and financial condition may be adversely affected if we do not successfully integrate future acquisitions into our operations.

   In order to respond to the competitive pressures of the online direct marketing industry and support our intended growth, we intend to focus on acquiring, or making significant investments in, additional companies, products and technologies that complement our business. We do not have any present understanding, nor are we having any discussions, relating to any significant acquisition or investment. Our ability to compete effectively and support our intended growth may be adversely affected if we are not able to identify suitable acquisition candidates or investments or acquire companies or make investments on acceptable terms or at acceptable times. In addition, acquiring companies, products, services or technologies involves many potential difficulties and risks, including:

  . difficulty in assimilating them into our operations;

  . disruption of our ongoing business and distraction of our management and employees;

  . negative effects on reported results of operations due to acquisition-related charges and amortization of acquired technology and other intangibles; and

  . potential dilutive issuances of equity or equity-linked securities.

   These potential difficulties and risks could adversely affect our ability to realize the intended benefits of an acquisition and could result in unanticipated expenses and disruptions in our business, which could harm our financial results and condition.

We may have to obtain additional capital to grow our business, which could result in significant costs and dilution that could adversely affect our stock price.

   Maintaining and expanding our member base and the number of our advertisers will require significant cash expenditures. If the proceeds from this offering, cash on hand, cash generated from operations and existing loan and credit arrangements are not sufficient to meet our cash requirements, we will need to seek additional capital, which could result in significant costs and dilute the ownership interest of our stockholders and thereby adversely affect our stock price. Additional financing may not be available on terms favorable to us, or at all, which could result in significant costs to obtain the necessary capital and limit our ability to maintain and expand our member base and number of advertisers, or otherwise respond to competitive pressures. In addition, if we raise additional funds through the issuance of equity or equity-linked securities, the percentage ownership of our stockholders would be reduced. These securities may have rights, preferences or privileges senior to those of our stockholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" for a discussion of working capital and capital expenditures.

Problems associated with operating in international markets could prevent us from achieving or sustaining our intended growth.

   An element of our growth strategy is to introduce our services in international markets. Our participation in international markets will be subject to a number of risks, including relative low levels of Internet usage in foreign countries, foreign government regulations, export license requirements, tariffs and taxes, fluctuations in currency exchange rates, introduction of the European Union common currency, difficulties in managing foreign operations and political and economic instability. To the extent our potential international members are impacted by currency devaluations, general economic crises or other negative economic events, the ability of our members to utilize our services could be diminished.

The content contained in our e-mails may subject us to significant liability for negligence, copyright or trademark infringement or other matters.

   If any of the content that we create and deliver to our members or any content that is accessible from our e-mails through links to other Web sites contains errors, third parties could make claims against us for losses incurred in reliance on such information. In addition, the content contained in or accessible from our e-mails could include material that is defamatory, violates the copyright or trademark rights of third parties, or subjects us to liability for other types of claims. Our general liability insurance may not cover claims of these types or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of insurance coverage, could result in significant costs and expenses and damage our reputation.

   We also enter into agreements with certain e-commerce partners under which we may be entitled to receive a share of certain revenue generated from the purchase of goods and services through direct links to our e-commerce partners from our e-mails. These agreements may expose us to additional legal risks and uncertainties, including potential liabilities to consumers of those products and services by virtue of our involvement in providing access to those products or services, even if we do not provide those products or services. Any indemnification provided to us in our agreements with these parties, if available, may not adequately protect us.

                     Risks Related to the Internet Industry

If we fail to adapt to rapid change in the online direct marketing industry or our internally developed systems cannot be modified properly for increased traffic or volume, our services may become obsolete and unmarketable.

   The online direct marketing industry is characterized by rapid change. The introduction of products and services embodying new technologies, the emergence of new industry standards and changing consumer needs and preferences could render our existing services obsolete and unmarketable. If we do not respond effectively to rapidly changing technologies, industry standards and customer requirements, the quality and reliability of the services we provide to our members and advertisers may suffer. We may experience technical difficulties that could delay or prevent the successful development, introduction or marketing of new products and services. In addition, any new enhancements to our products and services must meet the requirements of our current and prospective users. As a result, we could incur substantial costs to modify our services or infrastructure to adapt to rapid change in our industry, which could harm our financial results.

Concerns about, or breaches of, the security of our member database could prevent us from sustaining revenue growth and achieving or sustaining profitability by adversely affecting our ability to attract and retain members and develop our member profiles, resulting in significant expenses to prevent breaches, and subjecting us to liability for failing to protect our members' information.

   We maintain a database containing information on our members, including their account balances. Our database may be accessed by unauthorized users accessing our systems remotely. If the security of our database is compromised, current and potential members may be reluctant to use our services or provide us with the personal data we need to adequately develop and maintain individual member profiles, which could prevent us from retaining and attracting the advertisers we require to sustain revenue growth. In addition, as a result of these security and privacy concerns, we may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by security breaches, and we may be unable to effectively target direct marketing offers to members or may be subject to legal claims of members if unauthorized third parties gain access to our system and alter or destroy information in our database. Also, any public perception that we engaged in the unauthorized release of member information, whether or not correct, would adversely affect our ability to attract and retain members.

We may be vulnerable to computer viruses and other disruption problems caused by unauthorized or illegal access that could adversely affect the quality of our products and services and require us to expend significant resources.

   Our networks may be vulnerable to computer viruses and other disruptive problems caused by unauthorized or illegal access, which could require us to expend significant capital or other resources to protect against and prevent security breaches causing accidental or intentional interruptions or other disruptive problems. In addition, eliminating computer viruses and alleviating other disruptive problems may require interruptions, delays or cessation of service to our members, which could reduce the benefits of our services and products to our members and advertisers. A party who is able to circumvent security measures could cause interruptions in our Internet operations. ISPs and other online service providers have in the past experienced, and may in the future experience, interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others. Although we intend to continue to implement security measures, we cannot be certain that measures implemented by us will not be circumvented in the future.

The unauthorized access of confidential member information that we transmit over public networks could adversely affect our ability to attract and retain members.

   Our members transmit confidential information to us over public networks and the unauthorized access of such information by third parties could harm our reputation and significantly hinder our efforts to attract and retain members. We rely on a variety of security techniques and authentication technology licensed from third parties to provide the security and authentication technology to effect secure transmission of confidential information, including customer credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in a compromise or breach of the technology used by us to protect customer transaction data.

Problems with the performance and reliability of the Internet infrastructure could adversely affect the quality and reliability of the products and services we offer our members and advertisers which could prevent us from sustaining revenue growth.

   We depend significantly on the Internet infrastructure to deliver attractive, reliable and timely e-mail messages to our members. If Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by this growth, and its performance and reliability may decline, which could adversely affect our ability to sustain revenue growth. Among other things, continued development of the Internet infrastructure will require a reliable network backbone with necessary speed, data capacity and security. Currently, there are regular failures of the Internet network infrastructure, including outages and delays, and the frequency of these failures may increase in the future. These failures may reduce the benefits of our products and services to our members and undermine our advertising partners' and our members' confidence in the Internet as a viable commercial medium. In addition, the Internet could lose its viability as a commercial medium due to delays in the development or adoption of new technology required to accommodate increased levels of Internet activity or due to government regulation.

We may have to litigate to protect our intellectual property and other proprietary rights or to defend claims of third parties, and such litigation may subject us to significant liability and be time consuming and expensive.

   There is a substantial risk of litigation regarding intellectual property rights in Internet-related businesses and legal standards relating to the validity, enforceability and scope of protection of certain proprietary rights in Internet-related businesses are uncertain and still evolving. We may have to litigate in the future to enforce our intellectual property rights, protect our trade secrets or defend ourself against claims of violating the proprietary rights of third parties. This litigation may subject us to significant liability for damages, result in invalidation of our proprietary rights, be time-consuming and expensive to defend, even if not meritorious, and result in the diversion of management time and attention. Any of these factors could adversely affect our business operations and financial results and condition.

Government regulation and legal uncertainties of doing business on the Internet could significantly increase our costs and expenses.

   Laws and regulations that apply to Internet communications, commerce and advertising are becoming more prevalent and these laws and regulations could significantly increase the costs we incur in using the Internet to conduct our business. Recently, the United States Congress enacted Internet legislation regarding children's privacy, copyright and taxation. The European Union recently adopted a directive addressing data privacy that may result in limits on the collection and use of member information. A number of other laws and regulations may be adopted that regulate the use of the Internet, including user privacy, pricing, acceptable content, taxation, use of the telecommunications infrastructure and quality of products and services. The laws governing the Internet remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws, including those governing intellectual property, privacy, libel and taxation apply to the Internet and Internet advertising. In addition, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet. As a result of these uncertainties, we may incur unanticipated, significant costs and expenses that could harm our financial results and condition. For additional discussion of potential governmental intervention, please see "Business-Government Regulation."

Sweepstakes regulation may limit our ability to conduct sweepstakes and other contests, which could negatively impact our ability to attract and retain members.

   The conduct of sweepstakes, lotteries and similar contests, including by means of the Internet, is subject to extensive federal, state and local regulation, which may restrict our ability to offer contests and sweepstakes in some geographic areas or altogether. Any restrictions on these promotions could adversely affect our ability to attract and retain members.

We are subject to potential disruptions and costs associated with the Year 2000 problem, any of which may prevent us from achieving or sustaining profitability.

   Prior to January 1, 2000, there was a great deal of concern regarding the ability of computers to adequately recognize 21st century dates from 20th century dates due to the two-digit date fields used by many systems. Most reports to date, however, are that computer systems are functioning normally and the compliance and remediation work accomplished leading up to 2000 was effective to prevent any problems. Computer experts have warned that there may still be residual consequences of the change in centuries and any such difficulties could result in a decrease in our revenue, an increase in allocation of resources to address Year 2000 problems of our third party providers of hardware and software and our third party network providers without additional revenue commensurate with such dedication of resources, or an increase in litigation costs relating to losses suffered by our third party providers of hardware and software and our third party network providers due to such Year 2000 problems.

                         Risks Related to the Offering

After the offering, our executive officers and directors will retain substantial voting control which will allow them to influence the outcome of matters submitted to stockholders for approval in a manner that may be adverse to your interests.

   We anticipate that our executive officers, our directors and entities affiliated with them will, in the aggregate, beneficially own approximately 53.3% of our outstanding common stock following the completion of this offering, or 52.4% assuming exercise of the underwriters option to purchase additional shares. As a result, these stockholders will retain substantial control over matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control, which could have an adverse affect on our stock price. See "Principal Stockholders" for more information relating to the ownership positions of our executive officers and directors.

The substantial number of shares that will be eligible for sale in the near future may cause the market price of our common stock to decline.

   A substantial number of shares of common stock will be available for sale in the public market following this offering, which could adversely affect the market price for our common stock. See "Shares Eligible for Future Sale" for a more detailed description of the eligibility of shares of our common stock for future sale.

Our stock price has been, and is likely to continue to be, highly volatile and could drop unexpectedly.

   Since trading commenced in November 1999, the trading price of our common stock has been highly volatile and may continue to be volatile in response to the following factors:

   .  quarterly variations in our operating results;

   . announcements of technical innovations, new products or services by us or our competitors;

   . investor perception of us, the Internet direct marketing industry or the Internet in general;

   .  changes in financial estimates by securities analysts; and

   .  general economic and market conditions.

   The stocks of many Internet-related companies have experienced significant fluctuations in trading price and volume. Often these fluctuations have been unrelated to operating performance. Declines in the market price of our common stock could also materially adversely affect employee morale and retention, our access to capital and other aspects of our business.

If our stock price remains volatile, we may become subject to securities litigation, which is expensive and could divert our resources.

   In the past, following periods of market volatility in the price of a company's securities, security holders have instituted class action litigation. Many companies in our industry have been subject to this type of litigation. If the market value of our stock experiences adverse fluctuations, and we become involved in this type of litigation, regardless of the outcome, we could incur substantial legal costs and our management's attention could be diverted, causing our business to suffer.

You will experience an immediate and substantial dilution in the book value of your investment.

   The assumed public offering price of our common stock is substantially higher than what the net tangible book value per share of the common stock will be immediately after this offering. If you purchase our common stock in this offering, you will incur immediate dilution of approximately $24.70 in the net tangible book value per share of our common stock from the price you pay for our common stock based upon the assumed public offering price of $30.75 per share. The exercise of outstanding options may result in further dilution.

Our management will have broad discretion in using the proceeds of this offering and we cannot assure you that we will effectively utilize the proceeds.

   We intend to use the net proceeds from the sale of the common stock for general corporate purposes, including working capital, marketing, member acquisition activities, capital expenditures, and for potential acquisitions or investments. The failure of management to apply these funds effectively could harm our business. Our management has not determined how it will allocate the proceeds among the anticipated uses. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering and you will not have the opportunity, as part of your investment decision, to assess whether management is using the proceeds appropriately. Management has flexibility to use the net proceeds for corporate purposes and cannot assure that the proceeds will be expended effectively. Until the proceeds are needed, we plan to invest them in investment-grade, interest-bearing securities.

Anti-takeover provisions in our charter documents and Delaware law could prevent or delay a change in control of our company, which could adversely affect our stock price.

   Our Restated Certificate of Incorporation and Bylaws may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable by authorizing the issuance of "blank check" preferred stock and providing for a classified board of directors with staggered, three-year terms. Certain provisions of Delaware law may also discourage, delay or prevent someone from acquiring or merging with us. These anti-takeover provisions could adversely affect our stock price. For a detailed description of the anti-takeover provisions in our charter documents, see "Description of Capital Stock--Anti-takeover Effects of Provision of the Certificate of Incorporation, Bylaws and Delaware Law."

                           FORWARD-LOOKING STATEMENTS

   Some of the statements under "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. These factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology, including "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

                                USE OF PROCEEDS

   We estimate that our net proceeds from the sale of 2,250,000 shares of common stock we are offering will be approximately $65.0 million ($70.0 million if the underwriters exercise their over-allotment option in full) at the assumed public offering price of $30.75 per share and after deducting estimated offering expenses of $0.7 million in addition to underwriting discounts and commissions payable by us. We will not receive any of the proceeds from the sale of shares by selling stockholders.

   We expect to use the net proceeds for general corporate purposes, including working capital, marketing advertising, member acquisition activities, international expansion and capital expenditures. A portion of the net proceeds may also be used to acquire or invest in businesses, or technologies, that are complementary to our business. However, we have not targeted any particular business for acquisition. We have no current agreements or commitments nor are we negotiating with any other party with respect to any acquisitions or investments. Our management will have broad discretion concerning the use of the net proceeds of the offering. Pending these uses, we intend to invest the net proceeds of this offering in investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

   We have never declared or paid any cash dividends on our common stock or other securities and do not currently anticipate paying cash dividends in the foreseeable future. Our credit facilities with Imperial Bank prohibit the payment of dividends until the expiration of the facilities. We renegotiated and renewed our credit facilities with Imperial Bank in November 1999.

                        PRICE RANGE OF OUR COMMON STOCK

   Our common stock has been quoted on the Nasdaq National Market under the symbod LFMN since November 19, 1999. The following table sets forth the per share range of high and low closing sales prices of our common stock for the periods indicated:

                                             High     Low
                                           -------- --------
       Year ended December 31, 1999
        4th Quarter beginning November 19  $57.75    $16.00

                                             High     Low
                                           -------- --------
       Year ending December 31, 2000
        1st Quarter through January 21     $53.1875  $30.50

   On January 21, 2000, the last reported sale price for our common stock on the Nasdaq National Market was $30.75 per share. The market price for our stock is highly volatile and fluctuates in response to a wide variety of factors. See "Risk Factors--Our stock price has been, and is likely to continue to be, highly volatile and could drop unexpectedly."

                                 CAPITALIZATION

   The following table sets forth our capitalization as of November 30, 1999:

  . On an actual unaudited basis;

  . On an "as adjusted" basis to reflect the sale of 2,250,000 shares of our common stock at an assumed offering price of $30.75 per share and our receipt of the estimated net proceeds upon consummation of this offering and the receipt of $22,625 of proceeds from the exercise of 28,281 stock options in January 2000.

   The following table does not reflect 2,364,021 shares of common stock issuable upon exercise of options outstanding at a weighted average exercise price of $5.01 per share.

   This information should be read in conjunction with our consolidated financial statements and the notes appearing at the end of the financial statements included in this prospectus.

                                                        November 30, 1999
                                                     -------------------------
                                                        Actual     As Adjusted
                                                     ------------  -----------
Cash and cash equivalents........................... $ 63,722,366  128,775,038
                                                     ============  ===========
Long-term debt, including current portion...........      155,236      155,236
                                                     ------------  -----------
Stockholders' equity:
  Common stock, $.01 par value, 25,000,000 shares
   authorized, 20,290,914 issued and outstanding
   (actual unaudited); 22,569,195 shares issued and
   outstanding (as adjusted) .......................      202,909      225,692
  Additional paid-in capital........................  104,002,238  168,829,218
  Deferred compensation.............................   (4,203,559)  (4,203,559)
  Accumulated deficit...............................  (28,398,380) (28,398,380)
                                                     ------------  -----------
Total stockholders' equity..........................   71,603,208  136,452,971
                                                     ------------  -----------
Total capitalization................................ $ 71,758,444  136,608,207
                                                     ============  ===========

                                    DILUTION

   Our net tangible book value as of November 30, 1999 was $71,603,208, or approximately $3.53 per share of common stock. Net tangible book value per share represents the amount of our total assets less total liabilities, divided by the number of shares of common stock outstanding. After giving effect to the sale of the 2,250,000 shares of common stock offered hereby at the assumed offering price of $30.75 per share and the receipt of $22,625 of proceeds from the exercise of 28,281 stock options in January 2000, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses, the as adjusted net tangible book value as of November 30, 1999 would have been $136,452,971, or approximately $6.05 per share. This represents an immediate increase in as adjusted net tangible book value of $2.52 per share to existing stockholders and an immediate dilution in net tangible book value of $24.70 per share to new investors of common stock in this offering. The following table illustrates this dilution on a per share basis:

  Assumed offering price per share.................................       $30.75
   Net tangible book value per share as of November 30, 1999....... $3.53
   Increase per share attributable to new investors................  2.52
                                                                    -----
  As adjusted net tangible book value per share after the
   offering........................................................         6.05
                                                                          ------
  Dilution per share to new investors..............................       $24.70
                                                                          ======

   The following table summarizes as of November 30, 1999, on the pro forma basis described above, the number of shares of capital stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by investors purchasing shares of common stock in this offering at the assumed offering price of $30.75 per share, before deducting the estimated underwriting discount and commissions and estimated offering expenses:

                                Shares Purchased  Total Consideration   Average
                               ------------------ --------------------   Price
                                 Number   Percent    Amount    Percent Per Share
                               ---------- ------- ------------ ------- ---------
   Existing stockholders...... 20,319,495   90.0% $107,184,325   60.8%  $ 5.28
   New investors..............  2,250,000   10.0%   69,187,500   39.2%   30.75
                               ----------  -----  ------------  -----
     Total.................... 22,569,195  100.0% $176,371,825  100.0%
                               ==========  =====  ============  =====

   The table above excludes options to purchase 2,364,021 shares of common stock at a weighted average exercise price of $5.01 per share under our stock option plan. In addition, as of November 30, 1999, there were 415,268 shares available for issuance under our stock option plan. If the issued options were to be exercised in full for cash, as adjusted net tangible book value per share after the offering would be $5.95, the increase per share attributable to new investors would be $2.42, and the dilution per share to new investors would be $24.80.

                         SELECTED FINANCIAL INFORMATION

   We present below selected financial information for our company. The summary historical balance sheet data as of December 31, 1997, 1998 and September 30, 1999 and the summary historical statement of operations data for the period from August 9, 1996 (Date of Inception) to December 31, 1996 and for each of the years ended December 31, 1997, 1998 and for the nine month periods ended September 30, 1998 and 1999, have been derived from our audited financial statements that are included elsewhere in this prospectus. The summary historical balance sheet data as of December 31, 1996 has been derived from our audited financial statements that are not included in this prospectus. PricewaterhouseCoopers LLP has audited the financial statements for the period from August 9, 1996 (Date of Inception) to December 31, 1996 and for the years ended December 31, 1997, 1998 and for the nine month periods ended September 30, 1998 and 1999.

                           Period from
                          August 9, 1996
                             (Date of         Year Ended            Nine Months Ended
                          Inception) to      December 31,             September 30,
                           December 31,  ----------------------  -------------------------
                               1996        1997        1998         1998          1999
                          -------------- ---------  -----------  -----------  ------------
Statement of Operations
 Data:
Revenue:
  Advertising...........     $    --     $  67,126  $    56,750  $    26,750  $  4,064,962
  Opt-in................          --           --           --           --      1,914,531
                             --------    ---------  -----------  -----------  ------------
    Total revenue.......          --        67,126       56,750       26,750     5,979,493
Cost of revenue.........          --        37,249       59,472       30,500       471,907
                             --------    ---------  -----------  -----------  ------------
Gross margin (loss).....          --        29,877       (2,722)      (3,750)    5,507,586
                             --------    ---------  -----------  -----------  ------------
Operating expenses:
  Sales and marketing...       15,965      147,325      868,706      591,359    16,465,006
  Research and
   development..........        9,800      240,498      373,788      285,784     1,012,603
  General and
   administrative.......        9,308      127,132      726,505      485,634     2,338,784
  Stock-based
   compensation.........          --           --           --           --        268,671
                             --------    ---------  -----------  -----------  ------------
    Total operating
     expenses...........       35,073      514,955    1,968,999    1,362,777    20,085,064
                             --------    ---------  -----------  -----------  ------------
Loss from operations....      (35,073)    (485,078)  (1,971,721)  (1,366,527)  (14,577,478)
Interest income, net....          --         5,978       24,515       22,550       124,237
                             --------    ---------  -----------  -----------  ------------
Net loss................      (35,073)    (479,100)  (1,947,206)  (1,343,977)  (14,453,241)
Accretion on mandatorily
 redeemable convertible
 preferred stock........          --           --      (157,037)    (108,500)     (664,377)
                             --------    ---------  -----------  -----------  ------------
Net loss available to
 common stockholders....     $(35,073)   $(479,100) $(2,104,243) $(1,452,477) $(15,117,618)
                             ========    =========  ===========  ===========  ============
Basic and diluted net
 loss per common share..     $  (0.04)   $   (0.19) $     (0.64) $     (0.44) $      (4.59)
                             ========    =========  ===========  ===========  ============
Weighted average common
 shares outstanding
 (basic and diluted)....      798,220    2,530,228    3,275,000    3,275,000     3,296,181
                             ========    =========  ===========  ===========  ============
 Pro forma basic and
  diluted net loss per
  common share(1).......                            $     (0.40)              $      (1.50)
                                                    ===========               ============
 Pro forma weighted
  average common shares
  and common share
  equivalents (basic and
  diluted)(1)...........                              5,202,083                 10,082,775
                                                    ===========               ============

                                  December 31,                      September 30, 1999
                         --------------------------------  --------------------------------------
                                                                                      Pro Forma
                                                                             Pro          As
                           1996      1997        1998         Actual      Forma(2)   Adjusted(3)
                         --------  ---------  -----------  ------------  ----------- ------------
Balance Sheet Data:
Cash and cash
 equivalents............ $    163  $ 792,553  $   232,073  $ 11,279,137  $72,966,082 $138,018,754
Working capital
 (deficit)..............  (25,073)   744,067     (245,267)   17,940,409   79,627,354  144,680,026
Total assets............      163    797,152      278,301    25,348,586   87,035,531  152,088,203
Mandatorily redeemable
 convertible preferred
 stock..................      --     866,338    2,023,375    37,720,790          --           --
Stockholders' equity
 (deficit)..............  (25,073)  (117,672)  (2,222,414)  (17,002,861)  82,404,874  147,457,546

(1) The calculation of pro forma basic and diluted loss per share includes the weighted average number of common shares outstanding and the conversion of our mandatorily redeemable convertible preferred stock into our common stock which occurs upon our initial public offering on November 19, 1999.
(2) The "pro forma" summary balance sheet data as of September 30, 1999 reflects the automatic conversion of all outstanding shares of our mandatorily redeemable convertible preferred stock into 12,081,541 shares of our common stock upon the consummation of our initial public offering and the sale of 4,830,000 shares of our common stock at the initial public offering price of $14.00 and our receipt of the net proceeds.
(3) The "pro forma as adjusted" summary balance sheet as of September 30, 1999 reflects the sale of 2,250,000 shares of our common stock at an assumed offering price of $30.75 per share and our receipt of the estimated net proceeds of this offering and the receipt of $22,625 of proceeds from the exercise of 28,281 stock options in January 2000.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and the related notes. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, including our plans, objectives, expectations and intentions. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors," "Business" and elsewhere in this prospectus. See "Forward-Looking Statements."

Overview

   We provide online direct marketing opportunities to our advertising partners by delivering personalized e-mail messages to our members. Our e-mail messages contain helpful reminders and tips that enable our members to better organize and manage their busy lives. Our proprietary information about our members and highly-precise targeting capabilities provide our advertising partners the opportunity to more effectively reach their target audiences.

   We were incorporated in Maryland on August 9, 1996 ("Date of Inception") under the name of MinderSoft, Inc. In January 1999, we changed our name to LifeMinders.com, Inc. We reincorporated in Delaware on July 2, 1999. From 1996 to 1998, we entered into arrangements with national retailers to distribute our reminder products in software form on disk. In late 1998, we revised our strategy to become an online direct marketing company that provides personalized content and advertisements via e-mail to a community of members. Given this significant shift in strategy in late 1998, the historical financial condition and results of operations prior to 1999 do not necessarily reflect our business as it is currently being conducted and are not material. See "Business" for a more comprehensive discussion.

Revenue

   Since the beginning of calendar year 1999, we have generated revenue primarily through advertising and opt-in services. Our advertising revenue is subject to the effects of seasonality. If purchasing patterns or timing of purchasing by advertisers were to change, our operations and quarter-to-quarter comparisons could be materially affected.

 Advertising

   Our advertising arrangements consist primarily of advertisements that are displayed within our e-mails. Generally, advertisers pay us and we recognize revenue on a per e-mail basis, based on the number of e-mails delivered to our members in which the advertisements are displayed. From time to time, we may guarantee a minimum number of e-mails to be delivered containing an advertisement directed at a specific group. Under these contracts, we are not required to forfeit fees received for e-mails previously delivered. We have historically fulfilled our guaranteed minimum number of e-mails and have not had any disputes with advertisers regarding the guaranteed minimum number of e-mails. Currently, there are no contracts that have a guaranteed minimum number of e-mails that will generate a material amount of revenues. We may also guarantee a minimum number of sales orders for the advertiser based on the e-mails delivered. Under these contracts we defer all revenue until notification is received from the advertiser that the minimum number of sales orders have been achieved by the advertiser. Our advertising contracts generally have average terms ranging from one to six months. In addition, we may provide advertisers the opportunity for the exclusive right to sponsor advertisements within a specific e-mail category for a specified period of time for a fixed fee. Under these contracts we recognize revenue during the period the advertisement is displayed in our e-mails since there is no obligation to provide a minimum number of e-mails for that individual advertiser.

   Advertising revenue also includes barter transactions, where we exchange advertising space on our e-mails for reciprocal advertising space or traffic on other Web sites. Revenue from these barter transactions is recorded at the estimated fair value of the advertisements delivered and is recognized when the advertisements are included in our e-mails. No gain or loss results from these barter transactions as the revenue recognized equals the advertising costs incurred. For the nine month period ended September 30, 1999, barter revenue was less than 5% of net revenues. We did not enter into barter transactions prior to 1999.

 Opt-in Services

   Revenue is recognized when members affirmatively respond to the advertisers' newsletters and other promotions offered during our sign up process. We derive revenue from our opt-in services through fees that our opt-in advertising partners pay. We record revenue net of estimated duplicate member responses to our opt-in partners' newsletters and other promotions.

   Duplicate member responses are names we provide to opt-in advertising partners for which our members have previously registered either through our sign up process or with our opt-in advertising partners directly. For the nine month period ended September 30, 1999, revenue was recorded net of approximately $443,000 for estimated duplicate member responses to our opt-in partners' newsletters and other promotions.

Expenses

 Cost of Revenue

   Cost of revenue consists of salaries, employee benefits and related expenses of our Member Experience personnel, fees paid to freelance writers of our content and depreciation of the computer equipment necessary to run our service. We believe that a significant increase in these expenses will be necessary as we expand the number of e-mail categories offered to our members.

 Sales and Marketing

   Sales and marketing expenses include salaries, sales commissions, employee benefits, travel and related expenses of our direct sales force, advertising and promotional expenses, marketing, and sales support functions. In an effort to increase our revenue, member base and brand awareness, we expect to increase significantly the amount of spending on sales and marketing over the next year. Marketing costs associated with increasing our member base, which to date have been minimal, are expensed in the period incurred.

 Research and Development

   Research and development costs include expenses for the development of new or improved technologies designed to enhance the performance of our service, including the salaries and related expenses for our engineering department, as well as costs for contracted services, content facilities and equipment. We believe that a significant level of product development activity is necessary for our business and intend to increase significantly the amount of spending to fund this activity.

 General and Administrative

   General and administrative expenses include salaries, employee benefits and expenses for our executive, finance, legal and human resources personnel. In addition, general and administrative expenses include fees for professional services and occupancy costs. We expect general and administrative expenses to increase in absolute dollars, in part due to the costs associated with being a public company.

   We do not currently anticipate that inflation will have a material impact on our cash flows or results of operations.

 Stock-Based Compensation

   In connection with the grant of stock options to employees during the nine month period ended September 30, 1999, we recorded total deferred compensation of approximately $2.4 million as a reduction to stockholders' equity (deficit). This deferred compensation represented the difference between the estimated fair value of our common stock and the exercise price of these options at the date of grant. We are amortizing this amount over the vesting periods of the applicable options resulting in an expense of approximately $269,000 for the nine month period ended September 30, 1999. Annual amortization of deferred stock compensation for stock options granted as of September 30, 1999, is approximately $420,000, $604,000, $604,000, $604,000 and $185,000 for the years ending December 31, 1999, 2000, 2001, 2002, and 2003, respectively.

Results of Operations

Results of Operations for the Three Month Periods Ended March 31, June 30 and September 30, 1999

                                        March 31,    June 30,    September 30,
                                          1999         1999          1999
                                       -----------  -----------  -------------
                                       (unaudited)  (unaudited)   (unaudited)
Revenue:
  Advertising......................... $    10,024  $   886,065   $ 3,168,873
  Opt-in..............................      13,298      532,834     1,368,399
                                       -----------  -----------   -----------
    Total revenue.....................      23,322    1,418,899     4,537,272
Cost of revenue.......................      98,514      147,399       225,994
                                       -----------  -----------   -----------
Gross margin (loss)...................     (75,192)   1,271,500     4,311,278
                                       -----------  -----------   -----------
Operating expenses:
  Sales and marketing.................   1,081,501    5,158,985    10,224,520
  Research and development............     220,075      305,357       487,171
  General and administrative..........     259,702      747,572     1,331,510
  Stock based compensation............      11,055       88,293       169,323
                                       -----------  -----------   -----------
    Total operating expenses..........   1,572,333    6,300,207    12,212,524
                                       -----------  -----------   -----------
Loss from operations..................  (1,647,525)  (5,028,707)   (7,901,246)
Interest income, net..................      22,780       45,443        56,014
                                       -----------  -----------   -----------
Net loss..............................  (1,624,745)  (4,983,264)   (7,845,232)
Accretion on mandatorily redeemable
 convertible preferred stock..........    (100,046)    (131,576)     (432,755)
                                       -----------  -----------   -----------
Net loss available to common stock-
 holders.............................. $(1,724,791) $(5,114,840)  $(8,277,987)
                                       ===========  ===========   ===========

Three Months Ended September 30, 1999 Compared to Three Months Ended June 30,
1999

   Revenue. Revenue increased 219.8% from approximately $1.4 million for the three months ended June 30, 1999 to approximately $4.5 million for the three months ended September 30, 1999. Advertising revenue increased approximately $2.3 million, which was primarily attributable to an increase in sales of banner advertisements, and opt-in revenue increased approximately $836,000, primarily due to an increase in the number of opt-in services.

   Cost of revenue. Cost of revenue increased 53.3% from approximately $147,000 for the three months ended June 30, 1999 to approximately $226,000 for the three months ended September 30, 1999. The increase was primarily attributable to an increase in depreciation expense of the computer equipment required to operate our service and an increase in the personnel in our Member Experience department, which is responsible for identifying, composing and editing the content delivered in our e-mails.

   Sales and marketing. Sales and marketing expenses increased 98.2% from approximately $5.2 million for the three months ended June 30, 1999 to approximately $10.2 million for the three months ended

September 30, 1999. This increase was primarily the result of expanded efforts to acquire new members through the purchase of banner advertisements and similar services on the Web, an increase in sales and marketing staff, an increase in sales commissions related to the increase in revenue and an increase in advertising of our service.

   Research and development. Research and development expenses increased 59.5% from approximately $305,000 for the three months ended June 30, 1999 to approximately $487,000 for the three months ended September 30, 1999. This increase was primarily due to hiring of additional technical personnel and related recruiting fees as well as an increase in professional services to assist in expanding our computer network to accommodate the rapid increase in the number of our members.

   General and administrative. General and administrative expenses increased 78.1% from approximately $748,000 for the three months ended June 30, 1999 to approximately $1.3 million for the three months ended September 30, 1999. This increase was primarily the result of our rapid growth and expansion, requiring additional managerial and other personnel and related fringe benefit expenses, an increase in occupancy expenses due to the rental of additional office space, an increase in legal and professional expenses and an increase in expense for doubtful accounts as a result of an increase in accounts receivable.

   Interest income, net. Interest income consists of earnings on our cash and cash equivalents. Interest expense consists primarily of interest expense on capital equipment financing. Interest income, net increased 23.3% from approximately $45,000 in the three months ended June 30, 1999 to approximately $56,000 for the three months ended September 30, 1999. The increase was primarily attributable to interest income on the approximately $10.5 million in net proceeds from our Series D preferred stock financing in May 1999 and the approximately $20.6 million in net proceeds from our Series E preferred stock financing in September 1999.

   Interest expense for the three month periods ended September 30, and June 30, 1999 was immaterial.

   Income taxes. No income tax benefits have been recorded for any of the periods presented. We have provided a full valuation allowance on our deferred tax assets, consisting primarily of net operating loss carryforwards, because of the uncertainty regarding their potential realization.

   Accretion on mandatorily redeemable convertible preferred stock. Accretion on mandatorily redeemable convertible preferred stock was approximately $433,000 for the three months ended September 30, 1999 and approximately $132,000 for the three months ended June 30, 1999. The preferred stock carrying value for cumulative dividends and a portion of direct issuance costs on Series A, Series B, Series C, Series D and Series E preferred stock resulted in the increase. During the three months ended June 30, 1999, only shares of Series A, Series B, Series C and Series D preferred stock were outstanding. During the three months ended September 30, 1999, shares of Series A, Series B, Series C, Series D and Series E preferred stock were all outstanding.

Nine Months Ended September 30, 1999 Compared to Nine Months Ended September 30, 1998

   Revenue. Revenue increased 22,253.2% from approximately $27,000 in the nine months ended September 30, 1998 to approximately $6.0 million for the nine months ended September 30, 1999. Advertising revenue increased approximately $4.0 million and opt-in revenue increased approximately $1.9 million. The increase in revenue was the result of our decision to revise our strategy from entering into arrangements with national retailers as distributors of our software-based product to an online direct marketing service that provides personalized content and advertisements via e-mail.

   Cost of revenue. Cost of revenue increased 1,447.2%, from approximately $31,000 in the nine months ended September 30, 1998 to approximately $472,000 for the nine months ended September 30, 1999. Our cost of revenue for the nine months ended September 30, 1999 primarily consisted of expenses related to the maintenance of existing member profiles, the expansion of e-mail categories and depreciation of the computer systems necessary to operate our service. The increase in cost of revenue was the result of our decision to revise our strategy from entering into arrangements with national retailers as distributors of our software-based product to an online direct marketing service that provides personalized content and advertisements via e-mail.

   Sales and marketing. Sales and marketing expenses increased 2,684.3% from approximately $591,000 for the nine months ended September 30, 1998 to approximately $16.5 million for the nine months ended September 30, 1999. This increase was primarily the result of a major expansion in our efforts to acquire new members through the purchase of banner advertisements and similar services on the Web, the increase in our sales and marketing staff and an increase in sales commissions related to the growth in revenue.

   Research and development. Research and development expenses increased 254.3% from approximately $286,000 for the nine months ended September 30, 1998 to approximately $1.0 million for the nine months ended September 30, 1999. This increase was primarily attributable to our continued research and development of our service and expansion of technical personnel and related recruiting fees.

   General and administrative. General and administrative expenses increased 381.6% from approximately $486,000 for the nine months ended September 30, 1998 to approximately $2.3 million for the nine months ended September 30, 1999. This increase is primarily the result of our rapid growth and expansion, requiring additional personnel and related fringe benefit expenses, rent, legal services, consulting services and other administrative support expenses.

   Stock based compensation. In connection with the grant of stock options to employees during the nine month period ended September 30, 1999, we recorded total deferred compensation of approximately $2.4 million as a reduction of stockholders' equity (deficit). This deferred compensation represented the difference between the estimated fair value of our common stock and the exercise price of these options at the date of grant. We are amortizing this amount over the vesting periods of the applicable options resulting in an expense of approximately $269,000 for the nine month period ended September 30, 1999. Annual amortization of deferred stock compensation for stock options granted at September 30, 1999, is approximately $420,000, $604,000, $604,000,
$604,000 and $185,000, for the years ending December 31, 1999, 2000, 2001, 2002 and 2003, respectively.

   Interest income, net. Interest income, net increased 450.9% from approximately $23,000 for the nine months ended September 30, 1998 to approximately $124,000 for the nine months ended September 30, 1999. This increase was due primarily to an increase in available funds for investment in short term investments during the first nine months of 1999 as compared to the first nine months of 1998. The amount of interest income fluctuates based upon the amount of funds available for investment and prevailing interest rates.

   Interest expense for the nine month periods ended September 30, 1998 and 1999 was immaterial.

   Income taxes. No income tax benefits have been recorded for any of the periods presented. We have provided a full valuation allowance on our deferred tax assets, consisting primarily of net operating loss carryforwards, because of the uncertainty regarding their potential realization.

   Accretion on mandatorily redeemable convertible preferred stock. Accretion on mandatorily redeemable convertible preferred stock was approximately $109,000 for the nine months ended September 30, 1998 and approximately $664,000 for the nine months ended September 30, 1999. The preferred stock carrying value for cumulative dividends and a portion of direct issuance costs on Series A, Series B, Series C, Series D and Series E preferred stock resulted in the increase. During the first nine months of 1998, only shares of Series A and Series B preferred stock were outstanding. During the nine months ended September 30, 1999, shares of Series A, Series B, Series C, Series D and Series E preferred stock were all outstanding.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

   Revenue. Our revenue decreased 15.5% from approximately $67,000 for the year ended December 31, 1997 to approximately $57,000 for the year ended December 31, 1998. Revenues for this period were all from advertising. No opt-in revenues were recorded during these periods. Revenue during these periods was generated from our software-based products. The decrease in revenue was also the result of our decision to revise our strategy from entering into arrangements with national retailers as distributors of our software-based products to an online direct marketing service that provides personalized content and advertisements via e-mail.

   Cost of revenue. Cost of revenue increased 59.7%, from approximately $37,000 for the year ended December 31, 1997 to approximately $59,000 for the year ended December 31, 1998. This increase was primarily the result of expenses incurred to continue to develop the content of our software-based products.

   Sales and marketing. Sales and marketing expenses increased 489.7% from approximately $147,000 for the year ended December 31, 1997 to approximately $869,000 for the year ended December 31, 1998. This increase was primarily the result of our expansion of sales and marketing personnel and related travel, commission and contractor expenses.

   Research and development. Research and development expenses increased 55.4% from approximately $240,000 for the year ended December 31, 1997 to approximately $374,000 for the year ended December 31, 1998. This increase was primarily attributable to growth in the number of research and development personnel and the use of an outside vendor to house and maintain the host servers that support our Web site.

   General and administrative. General and administrative expenses increased 471.5% from approximately $127,000 for the year ended December 31, 1997 to approximately $727,000 for the year ended December 31, 1998. Representative of our growth and expansion, this increase resulted from increases in rent, utilities, employee fringe benefit expenses and office supplies and the establishment of an administrative support and finance function in the company.

   Interest income, net. Interest income, net increased 310.1% from approximately $6,000 for the year ended December 31, 1997 to approximately $25,000 for the year ended December 31, 1998. This increase was due primarily to an increase in available funds for investment in short term investments during 1998 as compared to 1997. As discussed in the notes to the financial statements, we raised $1 million in a preferred stock private financing during November 1997 and an additional $1 million in June 1998 from the exercise of preferred stock warrants. The amount of interest income fluctuates based upon the amount of funds available for investment and prevailing interest rates.

   Accretion on mandatorily redeemable convertible preferred stock. Accretion on mandatorily redeemable convertible preferred stock increased approximately $157,000, or 100% from the year ended December 31, 1997 as a result of the increase in the preferred stock carrying value for cumulative dividends and a portion of direct issuance costs on Series A and Series B preferred stock.

Quarterly Results of Operations

   The following table sets forth unaudited quarterly statement of operations data for the last quarter of 1997, the four quarters of 1998 and the first three quarters of 1999. We derived this data from unaudited financial statements, and, in the opinion of our management, they include all adjustments, which consist only of normal recurring adjustments, necessary to present fairly the financial results for the periods. The results of operations for any quarter are not necessarily indicative of the results of operations for any future period.

                                                              Quarter Ended
                          --------------------------------------------------------------------------------------------
                          Dec. 31,   March 31,  June 30,   Sept. 30,  Dec. 31,    March 31,    June 30,     Sept. 30,
                            1997       1998       1998       1998       1998        1999         1999         1999
                          ---------  ---------  ---------  ---------  ---------  -----------  -----------  -----------
Revenue:
 Advertising............  $  10,000  $     --   $     --   $  26,750  $  30,000  $    10,024     $886,065  $ 3,168,873
 Opt-in.................        --         --         --         --         --        13,298      532,834    1,368,399
                          ---------  ---------  ---------  ---------  ---------  -----------  -----------  -----------
 Total revenue..........     10,000        --         --      26,750     30,000       23,322    1,418,899    4,537,272
Cost of revenue.........     28,678      1,847      9,927     18,726     28,972       98,514      147,399      225,994
                          ---------  ---------  ---------  ---------  ---------  -----------  -----------  -----------
Gross margin (loss).....    (18,678)    (1,847)    (9,927)     8,024      1,028      (75,192)   1,271,500    4,311,278
                          ---------  ---------  ---------  ---------  ---------  -----------  -----------  -----------
Operating expenses:
 Sales and marketing....    121,627     82,242    248,700    260,417    277,347    1,081,501    5,158,985   10,224,520
 Research and
  development...........    147,397     77,208    114,856     93,720     88,004      220,075      305,357      487,171
 General and
  administrative........    110,252    121,101    146,427    218,106    240,871      259,702      747,572    1,331,510
 Stock based
  compensation..........        --         --         --         --         --        11,055       88,293      169,323
                          ---------  ---------  ---------  ---------  ---------  -----------  -----------  -----------
 Total operating
  expenses..............    379,276    280,551    509,983    572,243    606,222    1,572,333    6,300,207   12,212,524
                          ---------  ---------  ---------  ---------  ---------  -----------  -----------  -----------
Loss from operations....   (397,954)  (282,398)  (519,910)  (564,219)  (605,194)  (1,647,525)  (5,028,707)  (7,901,246)
Interest income, net....      5,978      8,043      5,530      8,977      1,965       22,780       45,443       56,014
                          ---------  ---------  ---------  ---------  ---------  -----------  -----------  -----------
Net loss................   (391,976)  (274,355)  (514,380)  (555,242)  (603,229)  (1,624,745)  (4,983,264)  (7,845,232)
Accretion on mandatorily
 redeemable convertible
 preferred stock........        --     (28,537)   (31,426)   (48,537)   (48,537)    (100,046)    (131,576)    (432,755)
                          ---------  ---------  ---------  ---------  ---------  -----------  -----------  -----------
Net loss available to
 common stockholders....  $(391,976) $(302,892) $(545,806) $(603,779) $(651,766) $(1,724,791) $(5,114,840) $(8,277,987)
                          =========  =========  =========  =========  =========  ===========  ===========  ===========

Seasonality and Quarterly Fluctuations in Operating Results

   We believe that our revenue will be subject to seasonal fluctuations as a result of general patterns of retail advertising and marketing and consumer purchasing, which are typically higher during the fourth calendar quarter and lower in the following quarter. In addition, expenditures by advertisers and marketers tend to be cyclical, reflecting overall economic conditions and consumer buying patterns. Due to these and other factors, we believe that quarter-to-quarter comparisons of our operating results may not be meaningful and you should not rely upon them as an indication of our future performance.

Recent Events

   On October 21, 1999, we approved a 5 for 4 common stock split, effective November 17, 1999. The conversion ratio of the mandatorily redeemable convertible preferred stock was adjusted from a 1 for 1 conversion ratio to a 5 for 4 conversion ratio in connection with the stock split. Our financial statements, including all share and per share data, have been retroactively restated to reflect the 5 for 4 common stock split for all periods presented.

   On November 19, 1999, we amended our $1,350,000 line of credit, which includes $1,000,000 for working capital expenditures and $150,000 for a business credit line, and a $100,000 letter of credit for leased office space to be increased to $4,000,000 which includes $3,650,000 for working capital expenditures, $250,000 for a business credit line and a $100,000 letter of credit. The amended line of credit expires on November 17, 2000.

   On November 19, 1999, we entered into a $2,000,000 promissory note with the same bank that we have a line of credit and $200,000 promissory note for the purpose of equipment and software purchases and general working capital. We may draw from the note through August 19, 2000 (draw period). Interest during the draw period is due monthly beginning December 19, 1999 at an annual interest rate of the bank's prime rate plus 0.5%. On August 20, 2000, the outstanding principal balance of the borrowing during the draw period are payable monthly in 24 equal principal payments beginning September 19, 2000. All remaining principal and accrued but unpaid interest is due on August 19, 2002. The promissory note is collateralized by our accounts with the bank including checking, savings, or other accounts and future accounts. LifeMinders may open, excluding IRA (Individual Retirement Accounts), Keogh and trust accounts.

   In December 1999, we entered into a capital lease agreement for approximately $1.6 million in exchange for server equipment. The lease term commences on the earlier of January 5, 2000 or upon acceptance of shipped goods, which occurred in December 1999, and terminates on January 5, 2002. Upon the expiration of the lease term, the Company has the option to purchase the leased equipment for $1. Monthly payments are $75,476 commencing on January 5, 2000.

   Subsequent to September 30, 1999, we granted 1,184,678 options under the 1998 Employee Stock Option Plan. We have estimated the fair value of the underlying common stock on the date of the option grants in some instances, was in excess of the exercise price of the options. As a result, we recorded additional deferred compensation of approximately $3.3 million subsequent to September 30, 1999. This amount will be recorded as a reduction to stockholders equity (deficit) and is being amortized as a charge to operations over the vesting period of the stock options.

Liquidity and Capital Resources

   We have funded our operations since the Date of Inception primarily through the private placement of preferred equity securities, through which we have raised net proceeds of $36.9 million through September 30, 1999. As discussed in the Notes to the financial statements, we raised $866,000 in a preferred stock private financing during November 1997 and an additional $1.0 million in June 1998 from the exercise of preferred stock warrants. We raised an additional amount of approximately $3.9 million in a preferred stock private financing in January 1999, approximately $10.5 million in a preferred stock private financing in May 1999 and approximately $20.6 million in a preferred stock private financing in September 1999. We have also financed our operations through equipment financing through Imperial Bank. As of September 30, 1999, we had approximately $11.3 million of cash and cash equivalents and had outstanding equipment financing totaling approximately $162,000. The outstanding principal balance of the equipment financing must be repaid in 24 equal payments commencing on December 10, 1999.

   Net cash used in operating activities was approximately $35,000 for the period from the Date of Inception to December 31, 1996, approximately $428,000 for the year ended December 31, 1997, approximately $1.5 million for the year ended December 31, 1998 and approximately $21.3 million for the nine months ended September 30, 1999. Cash used in operating activities for the years ended December 31, 1996 and 1997 were primarily the result of net losses in those years. Cash used in operating activities for the year ended December 31, 1998 was primarily the result of net losses, which were partially offset by increases in deferred revenue. Cash used in operating activities for the nine months ended September 30, 1999 resulted from net losses and increases in accounts receivable and prepaid expenses, which were partially offset by increases in accounts payable and accrued expenses. During the nine month period ended September 30, 1999, we entered into various agreements for future advertising which aggregate approximately $24.1 million in commitments. As of September 30, 1999, we had prepaid approximately $6.8 million in connection with these agreements. Funds received from the initial public offering may be used to fulfill the commitments related to these advertising contracts because such committed expenditures may exceed revenues.

   There was no net cash used in investing activities for the period from the Date of Inception to December 31, 1996, approximately $5,000 for the year ended December 31, 1997, approximately $50,000 for the year ended December 31, 1998 and approximately $2.9 million for the nine months ended September 30, 1999. Cash used in investing activities was related to purchases of property and equipment for all periods. The increase in the nine months ended September 30, 1999 is attributable to the purchase of substantial computer equipment needed to maintain our database and deliver targeted e-mails to our rapidly growing member base.

   Net cash provided by financing activities was approximately $35,000 for the period from the Date of Inception to December 31, 1996, approximately $1.2 million for the year ended December 31, 1997, approximately $1.0 million for the year ended December 31, 1998 and approximately $35.3 million for the nine months ended September 30, 1999. Cash provided by financing activities for the period from the Date of Inception to December 31, 1996 resulted from the purchase of common stock by the founders of the company at the Date of Inception. Cash provided by financing activities for the years ended December 31, 1997 and 1998 and the nine months ended September 30, 1999 resulted almost entirely from sales of preferred stock. Concurrent with the initial public offering, all series of preferred stock will convert into common shares. At that time, each outstanding share of our preferred stock will convert into 1.25 shares of our common stock. This will have an effect on the Company's capital structure and future interest requirements. As of September 30, 1999, there were 1,700,374 options outstanding with a weighted-average exercise price of $2.11, which is significantly below the initial public offering price of $14.00 per share. This may result in substantial dilution in the future.

   While we do not have any commitments for capital expenditures, we anticipate that we will continue to experience significant capital expenditures consistent with our anticipated growth in our member base. We anticipate that we will continue to experience significant growth in our operating expenses for the foreseeable future and that our operating expenses will be a material use of our cash resources. Also, we anticipate substantial expenditures and use of cash resources in our efforts to acquire new members. We believe that the net proceeds of this offering, together with our existing cash, cash equivalents and available credit facilities, will be sufficient to meet our anticipated cash needs for working capital, member acquisition expenses and capital expenditures for the foreseeable future.

   On November 19, 1999, we completed our initial public offering of 4,830,000 shares of common stock at an initial public offering price of $14.00 and raised net proceeds of approximately $61.7 million.

Recent Accounting Pronouncements

   In June 1998, The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities." The statement requires the recognition of all derivatives as either assets or liabilities in the balance sheet and the measurement of those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the planned use of the derivative and the resulting designation. In July 1999, SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of Financial Accounting Standards No. 133" was issued. SFAS 137 deferred the effective date of SFAS 133 from fiscal years beginning after June 15, 1999 to all fiscal years beginning after June 15, 2000. Because we do not currently hold any derivative instruments and do not engage in hedging activities, we believe the impact of the adoption of SFAS No. 133 will not have a material impact on our financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosures About Market Risk

   We do not currently hold any derivative instruments and do not engage in hedging activities and currently do not enter into any transactions denominated in a foreign currency. Thus, our exposure to foreign exchange fluctuations is minimal.

Year 2000 Compliance

   Prior to January 1, 2000, there was a great deal of concern regarding the ability of computers to adequately recognize 21st century dates from 20th century dates due to the two-digit date fields used by many systems. Most reports to date, however, are that computer systems are functioning normally and the compliance and remediation work accomplished leading up to 2000 was effective to prevent any problems. Computer experts have warned that there may still be residual consequences of the change in centuries.

   We are a comparatively new enterprise, and, accordingly, the majority of software and hardware we use to manage our business has all been purchased or developed by us within the last 24 months. While this does not uniformly protect us against Year 2000 exposure, we believe our exposure is limited because the information technology we use to manage our business is not based upon legacy hardware and software systems. Generally, hardware and software designed within the current decade and the past several years in particular has given greater consideration to Year 2000 issues. All of the software code we have internally developed to manage our network and infrastructure is written with four digits to define the applicable year.

   We rely on software and hardware developed by third parties both for our network and internal information systems and third party network infrastructure providers to gain access to the Internet. We did not test any third-party software or hardware to determine Year 2000 compliance. We have, however, reviewed certifications from our key suppliers of hardware and networking equipment for our data centers that this hardware and networking equipment are Year 2000 compliant. Additionally, we have reviewed certifications from the providers of key software applications for our internal operations that their software is Year 2000 compliant. We intend to work with these providers to address the Year 2000 issue and continue to seek assurances from them that their products are Year 2000 compliant.

   If we, our third-party providers of hardware and software or our third-party network providers fail to remedy any Year 2000 issues, the result could be lost revenue, increased operating costs, the loss of customers and other business interruptions, any of which could harm our business. Moreover, the failure to adequately address Year 2000 compliance issues in our products and systems could result in claims of mismanagement, misrepresentation or breach of contract and related litigation, which could be costly and time consuming to defend.

   The most reasonably likely worst case scenario for us involving Year 2000 issues would include disruptions to Internet communications and connectivity for a period of time due to failures in hardware and software components that operate in a degraded state or not at all due to the Year 2000 transition. We have chosen our Internet connectivity partners, equipment and co-location service providers to insure that we have at all times multiple connection points to the Internet. In the event of failure of all connectivity paths, or all equipment connectivity, sign-up processing will be temporarily unavailable and end user behaviors will not be recorded during such an interval. Extended outages will be addressed by repositioning our system on new, readily available off-the-shelf computer systems and components at an alternative location. We can install, configure and establish such a reconstructed site, including restoration of off-site data backups and e-mail capacity, in less than 48 hours.

   We have not yet developed any specific contingency plans. The results of our testing and the responses received from third-party vendors and service providers will be taken into account in determining the nature and extent of any contingency plans.

                                    BUSINESS

Overview

   We are an online direct marketing company that provides personalized content and advertisements via e-mail to a community of members. Our e-mail messages contain helpful reminders and tips that enable our members to better organize and manage their busy lives. Our proprietary information about our members and highly-precise targeting capabilities provide our advertising partners the opportunity to more effectively reach their target markets.

   Members can create profiles in one or more of our 14 e-mail categories, including family, entertainment, home, personal events, automotive, horoscope, cooking, pet, health, small business, personal finance, sports and recreation, travel and shopping. On average each member creates profiles in four e-mail categories and receives an average of eight e-mails per month. We gather member profile data from several sources, including information provided by our members during the sign up process and through member preferences and buying habits automatically collected through interaction with our e-mail messages. We also supplement our profile data with information obtained from third-party sources. Our proprietary matching process correlates member profile data to uniquely identified messages that we personalize and deliver to each member via e-mail. Using our direct marketing expertise and our proprietary member database, we create highly-targeted e-mail messages that enable our advertising partners to reach a receptive audience.

   As of December 31, 1999, we had approximately 7.0 million members. As of the same date, we had 90 advertising partners. The value of our service to our members is also evidenced by our growth from 311,000 members at March 31, 1999, which represents a compound quarterly growth rate of over 180%.

   We were incorporated in Maryland on August 9, 1996 under the name of MinderSoft, Inc. In January 1999, we changed our name to LifeMinders.com, Inc. We reincorporated in Delaware on July 2, 1999. From 1996 to 1998, we entered into arrangements with national retailers to distribute our reminder products in software form on disk. In late 1998, we revised our strategy to become an online direct marketing company that provides personalized content and advertisements via e-mail to a community of members.

Industry Background

 Traditional Direct Marketing and Advertising

   The traditional advertising industry relies on two primary activities: brand advertising and direct marketing. The Direct Marketing Association, or DMA, estimates that, of the total of approximately $285.2 billion spent on advertising in the United States in 1998, approximately $162.7 billion or 57% was spent on direct marketing compared to 43% invested in brand advertising. The focus of advertising is typically to build brand awareness by repeating messages with high frequency through traditional media, including radio, television and print. The purpose of direct marketing is to generate a specific consumer response or action--generally the trial and purchase of a product or service. Direct marketers typically use direct mail pieces, catalogs, magazine inserts and telemarketing, aimed at specific and select consumers in an attempt to maximize the number of desired responses per marketing dollar invested. However, in order to do so, direct marketers must be able to accurately identify and reach specific consumers and showcase products and services that are relevant to those consumers. Direct marketers invest significant resources in obtaining and analyzing critical data about consumers in order to assess and understand their specific needs. Despite these efforts, average response rates for untargeted, traditional direct marketing campaigns range between 1% to 2% according to information gathered by the American Association of Advertising Agencies in 1999.

   Direct marketers continue to experience major challenges and inefficiencies. A significant challenge is the inability to target consumers with relevant advertisements and products, resulting in low response rates, negative consumer perceptions and low returns on investments. In addition, traditional direct marketers are constrained by inherent response and analysis delays due to extended production lead times and lengthy consumer and intermediary response times.

 Advent of the Internet and E-mail

   The Internet has emerged as a global medium, enabling millions of people worldwide to share information, communicate and conduct business electronically. International Data Corporation, or IDC, estimates that the number of Web users will grow from approximately 142.2 million worldwide in 1998 to approximately 502.4 million worldwide by the end of 2003. E-mail, one of the most popular and widely used Internet applications, has broadened from a simple messaging tool to a widely accepted form of communication for both personal and business use. According to Electronic Mail & Messaging Systems, there were approximately 450 million electronic mailboxes worldwide as of December 1999. IDC expects the number of Web sites, as indicated by total number of Uniform Resource Locators, or URLs, to grow from 925.0 million in 1998 to 13.1 billion by 2003. We believe this increase represents a growing amount of unique content on the Internet that can be targeted at a growing number of specific user and interest groups.

 Growth of Internet-Based Direct Marketing and Advertising

   The Internet has emerged as an attractive new medium for advertisers due to unique features that are unavailable in traditional media. The interactive nature of the Internet combined with its global reach and rapidly growing audience enables advertisers to target specific types of users, receive direct feedback on their advertisements and capture valuable data on user preferences. Forrester Research estimates that total spending on Internet advertising in the United States will grow from $2.8 billion in 1999 to $22.2 billion in 2004.

   The Internet represents an even more attractive medium for direct marketers. Online direct marketing has the potential to increase user response rates and decrease costs per transaction by targeting campaigns to particular users based on their demographic profile, interests and online behavior. In addition, the Internet permits advertisers to receive immediate responses, effectively test campaigns and direct consumers to a precise point-of-sale. Online direct marketing is generally conducted through Web-based promotional offers or e-mail, which has expanded from a simple personal messaging service to a powerful and cost-effective business tool. The DMA estimates that Internet direct marketing expenditures will rise from $603.2 million in 1998 to $5.3 billion by 2003.

 Current Limitations of Internet-Based Direct Marketing and Advertising

   While the Internet offers advertisers a number of advantages over traditional media, there remain significant challenges to realizing the full potential of online advertising. To date, advertisers have primarily employed banner advertisements on heavily trafficked and broadbased portals and other Web content sites, most of which do not have close and trusted relationships with their users. These portals and content sites often have the ability to reach wide audiences but are generally unable to offer advertisers an effective means to identify their target audience largely because they lack precise demographic, psychographic and navigational data. During the month of November 1999, click rates for the top banner advertisements averaged just under 0.5% as reported by The Nielsen//NetRatings Reporter. In response to the poor advertising performance on broadbased portals, we believe advertisers are increasingly turning to vertically-oriented portals, organized around specific interests, including finance, sports or women's issues, in search of more targeted audiences and higher click through rates.

   In addition, advertisers have expanded their efforts to reach consumers using online direct marketing. These campaigns have focused primarily on the mass mailing of unsolicited e-mail messages referred to as "spam." Spam campaigns have met with considerable negative consumer reaction and low response rates primarily because the offerings are unsolicited and are often not relevant to consumers' lives. As a result of the limitations in both online advertising and direct marketing, advertisers continue to seek more effective approaches to deliver highly-targeted advertisements in a more personalized and content-rich editorial environment from which they receive real-time feedback.

 Challenges to the Internet User

   Generally, Internet users have relied on broadbased portals or search engines to navigate through the mass of information available on the Internet. Although these portals and search sites have been useful for individuals seeking to find aggregated Web content, Internet users attempting to locate detailed, personalized information must navigate through a vast and often irrelevant array of Web pages and sites. These portals and search sites have not provided a platform for aggregating and disseminating the rapidly increasing volume of personalized content on the Web or enabling users to interact with content and service providers--unique characteristics that distinguish the Internet from traditional print, radio and television media.

   Many Internet users seeking greater personalized content have increasingly migrated to vertically-oriented portals and online communities. These online portals and communities were designed to provide a platform for Internet users with similar interests to more easily obtain relevant content and to share experiences and ideas. However, we believe these sites provide a poor context for Internet users to discover customized and individual content because Internet users lack the affinity and opportunity to relate personally to their online experiences. Accordingly, we believe that Internet users have a significant and growing need for a trusted online service that can automatically provide relevant, personalized and timely information.

The LifeMinders.com Solution

   Our e-mail messages contain helpful reminders and tips that enable our members to better organize and manage their busy lives. Our proprietary information about our members and highly-precise targeting capabilities provide our advertising partners the opportunity to more effectively reach their target audiences.

   Our solution offers the following benefits to both our members and our advertising partners:

 Benefits to Members

  . Highly targeted and relevant content. We deliver highly personalized e-mail messages containing useful and relevant information across 14 e-mail categories. Our proprietary content matching process correlates uniquely identified messages with individual member profiles in an automated manner. The more our members interact with us through our e-mail service, the more targeted and personalized our e-mails become, thereby enhancing the value of our service to our members. We gather profile data about each member from several sources, including information provided by the members during the sign up process and through member preferences and buying habits collected through interaction with our e-mail messages. We also supplement the data with information obtained from third-party sources.

  . Enhanced personalization and user efficiency. We compose, edit and customize each targeted message we send with specific member profile data. Our automated and timely messages provide reminders of important personal information and events, including birthdays, a child's developmental milestones and car maintenance. Our personalized, content-rich e-mails on specific interests enable our members to avoid the mass of extraneous information received through untargeted e-mails and obtained from most search engines and portals. We deliver each message in a brief, user-friendly e-mail format, either text or HTML, that we determine is most appropriate for each member. Our targeted messages contain imbedded URLs that link directly to full-text articles and helpful information. These links supplement the content within the messages and provide easily accessible information to our members without requiring lengthy and potentially unproductive Web searches.

  . Access to e-commerce opportunities. Our proprietary database management capabilities and timely, targeted content allow us to deliver highly relevant e-commerce opportunities to our members. For example, if a member has a child nearing his or her second birthday, then shortly before that birthday we might deliver an e-mail that outlines a two-year old child's developmental milestones. In addition, we might include an offer to purchase an age and developmentally appropriate learning tool and display advertisements for other relevant products. Members have also benefitted from the availability of high-quality offers from our leading brand advertising partners, including PETsMART.com, WebMD and Universal Studios.

  . Member trust and confidence. By developing close relationships with our members and providing content they consider valuable, we become a trusted ally. As a matter of corporate policy, we do not sell members' personal information to third parties without permission. We are certified by TRUSTe, a leading, independent, non-profit organization whose mission is to build Internet users' trust and confidence in the Internet by promoting the principles of disclosure and informed consent. Our policy is not to disseminate personal information and our members choose the level of data that they feel comfortable inputting into our database. As a result, our members are able to exercise a significant amount of control over their experience and tend to provide us with more information over time. Our service also allows members to easily unsubscribe at any time by clicking through a link appearing at the bottom of our e-mail messages and selecting the particular category in which they want to unsubscribe.

 Benefits to Advertising Partners

  . Large and targeted member base. As of December 31, 1999, we had approximately 7.0 million members. Using our direct marketing expertise and our proprietary member database, which contains extensive demographic, behavioral and performance information, we create highly-targeted e-mail messages that enable our advertising partners to reach a large receptive audience.

  . Detailed real-time reporting and proprietary data mining technology. Our capabilities include sophisticated data mining techniques and real-time reporting technology to evaluate and assess the results of our advertising partners' marketing campaigns as they occur. We also actively engage in testing on subsets of our member base to determine which members are not likely to respond based on shared profile characteristics. Based on our capabilities, we offer our advertising partners the ability to immediately determine the effectiveness of a given advertising campaign and the opportunity to refine their marketing messages.

  . Enhanced targeting capability and increased return on advertising investment. We offer our advertising partners a cost-effective means to deliver targeted online advertisements to consumers. Our enhanced data warehouse allows us to target members on over 650 variables that are typically unavailable through other direct marketing means. Individual member behavior and preferences are tracked at the click and email level. Because of our continually improving testing, targeting and profiling capabilities, our members typically open their e-mail approximately 22% of the time, and members that open our e-mails click through one or more of the four or five content or advertising links contained in each e-mail at rates of approximately 30%. This highly targeted advertising opportunity results in low delivery costs and high response rates, generating a return on advertising investment that is higher than that achieved by traditional direct response media and offline advertising and compares favorably to other online alternatives.

The LifeMinders.com Strategy

   The leading online direct marketing company that provides personalized content and advertisements via e-mail to a community of members. The key elements of this strategy include:

 Aggressively and Cost-Effectively Expanding Our Member Base

   We intend to continue to rapidly increase our member base. By aggregating a large audience, we plan to take advantage of economies of scale, increase our attractiveness to advertisers and enhance our ability to enter into strategic marketing arrangements. We intend to achieve this objective by:

  . continuing to establish distribution partnerships with leading online sites, including Lycos, whereby we become an automated component of the sign up process within these sites;

  . continuing to invest in large scale, online member acquisition activities, including purchasing highly targeted banner advertisements and opt-in lists from selected vertically-oriented portals that correspond to our members' interests;

  . expanding our offline advertising and promotional activities, including national print, outdoor and broadcast placements;

  . expanding our success in viral marketing, whereby existing members refer new members through increasing incentives, including cash and merchandise rewards; and

  . introducing new e-mail categories and services on a regular basis that will appeal to our existing and potential members.

   We will also continue to reduce new member acquisition costs by developing financial models at the individual level and analyzing behavior to determine the exact characteristics of a valuable member. In doing this, we will be able to target the most cost-effective channels to acquire active and valuable members.

 Improving Member Experience and Retention

   We will continue our efforts to enhance our member experience by constantly monitoring member interaction, thereby improving the quality of our content. Our marketing analysis and data mining team will continue to enhance our service to our members by evaluating behavior related to consumer preferences and buying habits in support of our efforts to personalize future content offerings. Our category managers will continually track and analyze member data in order to better identify and develop relevant and compelling content. We believe these efforts will continue to result in increased click through rates and higher customer satisfaction as we enhance our relationships. Information that has received positive responses from existing members will be distributed to new members as they join.

   We will further differentiate ourselves with the introduction of each new e-mail category. As a result, we will not only improve existing member experience and retention, but will also enhance the LifeMinders.com brand and attract additional members. We will continue to monitor and survey our members for new areas of interest and prioritize our new categories based on their direct and indirect input. We introduced LifeMinders Sports and Recreation, LifeMinders Cooking and LifeMinders Horoscope in December 1999 and LifeMinders Small Business in January 2000, and we intend to roll out a number of new categories each quarter covering a variety of areas, including Spanish language personal events, weather and fashion.

 Expanding and Pursuing Multiple Revenue Streams

   Our business model allows us the opportunity to pursue revenue from diverse sources. Advertisers and businesses currently pay us for placement of advertisements within our e-mail messages, as well as for advertising messages placed on our sign up pages. We also intend to pursue other revenue sources, including various e-commerce, revenue sharing and content licensing opportunities, which leverage our unique technology infrastructure, our extensive database of personalized member information, and our expertise in data analysis and direct marketing. We are planning to develop our business-to-business services, including the possible outsourcing of our personalized e-mail targeting service to companies on a private label basis. In addition, we will expand our existing revenue streams by continuing to develop new and creative advertising opportunities within our e-mail messages.

 Enhancing Advertiser Effectiveness by Expanding Our Marketing Analysis and Data Mining Capabilities

   We will continue to use sophisticated tools and our proprietary technologies to:

  . increase the efficacy of our advertising partners' marketing campaigns by refining the precision of our targeting capabilities and testing new concepts on subsets of our member base prior to implementation across our entire member community;

  . develop and acquire content that increasingly reflects member preferences and lifestyles by collecting data on a variety of detailed consumer behavior, such as opening of e-mail messages, click through behavior on content, and advertisement responsiveness, including click through and follow up purchase activity;

  . enhance our member profiles through interactive quizzes and surveys, purchasing additional demographic data and offering cash and prize incentives for members to provide more extensive demographic and preference information; and

  . maximize reliability and scalability, allowing for the creation and distribution of millions of personalized e-mails per week.

 Increasing Awareness and Understanding of the LifeMinders.com Brand

   We believe that establishing and leveraging the LifeMinders.com brand is critical to our ultimate success. We have already benefitted from viral marketing and word-of-mouth publicity of our brand through interactions between existing and prospective members. We intend to increase brand equity through extensive consumer and trade advertising, including national print, outdoor and broadcast placements, continued public relations campaigns, direct mail, participation in strategic industry events and sustained consumer communications campaigns. We also believe that the introduction of new e-mail categories will increase our brand awareness.

 Pursuing Strategic Acquisitions and Alliances

   We plan to pursue acquisitions, alliances and strategic investments, both domestically and internationally, to further penetrate and expand our e-mail categories, leverage the strong relationship we have established with our members, broaden our member base, capture new distribution channels and establish new revenue streams. While we do not have any definitive agreements currently in place, we believe that there exist many opportunities to acquire or develop strong relationships with complementary businesses.

Services

 Personalized E-mail Messages

   We deliver e-mail messages to our members that contain highly personalized, timely and relevant content along with related advertisements. Our editorial staff of 14 searches multiple online and offline sources to identify content that is relevant to our members' needs. Our staff develops and composes most all of our e-mail content based on third-party sources. The e-mail messages are delivered in an attractive, easy-to-read format and contain imbedded URLs that link directly to relevant information. Our average member has signed up for four e-mail categories and receives an average of eight e-mails per month. We also assist our members in organizing and managing their lives by automatically delivering e-mail reminders that contain important dates, including birthdays, holidays and car maintenance dates. An example of an e-mail message that we deliver to our members is as follows:







                      [GRAPHIC OF LIFEMINDERS.COM WEBPAGE]


 Advertising and Direct Marketing Opportunities

   We derive revenue from advertising and opt-in arrangements with our advertising partners. Our advertising arrangements consist primarily of banner advertisements that we display prominently within the e-mail messages we provide to members who have indicated an interest in the product or service being advertised. From each banner advertisement, viewers can hyperlink directly to our advertising partner's own Web site, thus providing our partner an opportunity to interact directly with interested members.

   Our opt-in arrangements allow our members to select targeted newsletters and advertisements during our sign up process, and in return, our opt-in partners who are promoting these newsletters and advertisements pay us a fee based on affirmative member response. Representatives of recent opt-in advertisers include Family Education, Smarter Living and Stockjungle.

   The following is a description of each e-mail category and a representative sample of our current advertisers for each e-mail category:

                                                                                Representative
              Category                             Description                    Advertisers
 ----------------------------------- --------------------------------------   -------------------
 LifeMinders Family................. Parenting recommendations, toy tips,     Kimberly-Clark
                                     product recalls and development          (Huggies Brand)
                                     milestones customized by the age of a
                                     member's child

 LifeMinders Entertainment.......... Reviews and notifications of the         Uproar
                                     latest videos, books, music, games and
                                     more based on the member's unique
                                     entertainment interest

 LifeMinders Home................... Seasonal how-to tips and climate-        Homewarehouse.com
                                     specific advice so member's can get
                                     the most out of their home, lawn and
                                     garden

 LifeMinders  Personal Events....... Reminders to help a member keep track    Flooz.com
                                     of important dates and inspired gift
                                     suggestions for birthdays,
                                     anniversaries and holidays

 LifeMinders Automotive............. Maintenance reminders, recall notices,   InsWeb
                                     driving tips and Blue Book values
                                     based on make, model year and mileage
                                     of a member's car

 LifeMinders Horoscope.............. Astrological readings specific to each   Freeshop.com
                                     member's birthday

 LifeMinders Cooking................ Receipes and cooking tips customized     Cooking.com
                                     for each member based on their cooking
                                     interests

 LifeMinders Pet.................... Pet care, health and training tips       PETsMART.com
                                     customized for all of our members'
                                     pets

 LifeMinders Health................. Health, nutrition and well-being tips    WebMD
                                     customized for each member based on
                                     personal profile

 LifeMinders Small Business......... Expert business advice, critical         Officeclick.com
                                     information and how-to guides based on
                                     a member's interests and business type

 LifeMinders Personal Finance....... Advice about banking, family finances,   Onmoney.com
                                     investing and saving based on our
                                     member's personal and financial goals

 LifeMinders Sports and Recreation.. Sports updates, tips and recreational    CNN/SI
                                     ideas based on members' favorite
                                     sports and recreational activities

 LifeMinders Travel................. Getaways, destinations and travel        Starwood Hotels
                                     planning tips tailored to our member's
                                     interests

 LifeMinders Shopping............... Coupons, deals and shopping tips         Mercata.com
                                     specific to each member's profile
                                     throughout the year, including special
                                     holiday promotions

   We have recently entered into several agreements with advertisers with terms from six months or greater; however, most of our agreements with advertisers are short-term agreements averaging one to six months in duration. We do not believe any of the agreements with any of the advertisers listed above are material.

 Business-to-Business Marketing

   We also derive revenue from our recently implemented business-to-business product that enables Internet retail and content sites to utilize our direct marketing infrastructure. This Private Label eMarketing Product offers Internet retail and content sites the ability to send highly-targeted, personalized electronic mail. It will be offered to current and prospective advertising partners. Our Private Label eMarketing partners will receive the following online services:

  .  data warehouse management

  .  targeting of advertising messages to opt-in member profiles

  .  e-mail delivery

  .  customized content and responses

  . real time reports and analyses of their e-mail direct marketing campaigns

Sales and Marketing

 Member Acquisition

   We market LifeMinders.com to prospective members primarily through online media. These marketing efforts consist of developing large-scale, vertically-targeted advertising campaigns and strategic partnerships with large online sites such as Lycos. Viral marketing is also an important component of our member acquisition strategy, as approximately one-third of our members refer us to other Internet users when completing our sign-up process.

 Advertising Sales

   We sell our advertisements through a direct sales organization dedicated to developing and maintaining close relationships with top advertisers and leading advertising agencies nationwide. As of December 31, 1999, we had 19 full-time employees engaged in direct sales activities based in our Herndon, Virginia headquarters. We plan to significantly increase the size of our sales force and have recently opened a sales office in San Francisco, California and New York, New York. Our sales department is organized around and focuses on selling advertising within designated e-mail categories. The sales force works regularly with our advertising partners on the design and placement of their advertisements, provides advertising partners with advertising measurement analyses and focuses on providing a high level of client service and satisfaction.

   Advertisers and advertising agencies typically enter into short-term agreements--on average one to six months--in which they receive a guaranteed number of e-mails delivered containing an advertisement based on a per e-mail basis. Our standard advertising rate currently ranges from $30 to $150 per thousand per e-mail delivered, depending upon location of the advertisement within our e-mail message and the extent to which it is targeted for a particular audience.

Technology and Infrastructure

   Our service offering is supported by our three key proprietary technology components:

  .  Content Creation and Management Software

  .  Data Warehouse

  .  Member Targeting and Behavior Tracking System

 Content Creation and Management Software

   Our content creation and management software has four components: content entry, targeting, personalization and formatting.

   The content entry component allows our editorial staff to easily input, revise and test e-mail content items. The content entry software runs on the Windows platform using an interface similar to the Windows Explorer program.

   The targeting component allows e-mail content items to be sent to members based on explicit data that members have provided, including important dates and special interests as well as implicit data based on demographic and psychographic groups defined by our editorial staff. These groups are defined based on analyses of member behavior and preferences.

   The personalization component allows our editorial staff to enhance content by personalizing it for each individual member. For example, the e-mail content items could contain the name of the child or use gender specific pronouns. The software will automatically insert the proper pronoun or name based on the gender or name provided by the member.

   The formatting component allows our editorial staff to compose each e-mail content item in a single, rich text format which will automatically adjust to one of three formats (rich text, HTML or America Online) in order to provide optimum presentation of the content. Members with HTML e-mail, supported by most current e-mail services and e-mail clients, will receive the highest quality presentation of our content because it includes images as well as text. Members using America Online or plain text e-mail receive a version of our content that is more textual in presentation, but is attractive and easy to read.

 Data Warehouse

   The advanced data warehouse is a scalable decision support system that contains 400 gigabytes of historical data and is growing at 20 gigabytes per week. The data is refreshed daily and accessed through SAS, SCL, and other sophisticated analysis tools. Individual member behavior and preferences are tracked at the click and e-mail level which is supplemented with externally purchased data to create unique member profiles. These profiles consist of over 650 variables which LifeMinders.com utilizes to customize content and ads which ultimately increases advertising rates.

 Member Targeting and Behavior Tracking System

   This system allows category managers to improve and adjust our e-mail content over time to reflect the needs and interests of our members. Category managers can personalize the subject line of an e-mail, content titles and the physical display of the e-mail.

   Our content targeting and behavior tracking system uses standard Internet data transmission protocols, combined with proprietary application software, to measure a wide range of possible member behaviors. These behaviors may include: opening the e-mail message, clicking through to links, forwarding an e-mail message, or clicking through to advertisements and select e-commerce opportunities. This system has been built to be scalable allowing new categories to be brought online without additional programming. In addition, this system is based on member profile data that allows categories and subcategories to be changed to reflect member preferences and lifestyles.

   Tracking individual member activity allows our category managers to measure the effectiveness and interest level of members in our editorial content. At the same time, the tracking systems support the measurement of the effectiveness and efficiency of our advertising and promotional campaigns on behalf of our advertising partners.

 Scalability

   We have designed our technology platform to be user friendly and to significantly scale with additional members. We typically send e-mails in most of our categories to our members on a weekly or bi-weekly basis. Our current operating plan ensures that we will have approximately twice the capacity needed to generate and deliver needed e-mail content during any peak processing load. This assures capacity for growth and unusual fluctuations in e-mail activity. As our member base expands, we are increasing our capacity and replicating our infrastructure to provide increasingly parallel operations. Therefore, we believe there are no practical technology limits to our growth because our distributed framework should ensure that failures are isolated to a small portion of our member base.

 Security

   Our technology incorporates a variety of security techniques to protect confidential member data. We limit member activity, data transmission, and Internet access to our information to the individual member and to authorized company representatives. We monitor and protect all outside access to our resources and data with state-of-the art-technology, and all suspicious activity is logged and analyzed by qualified staff. Our data center is co-hosted at a major third-party Internet data center operation, PSINet, that is constantly monitored and provides both physical and logistical security. This facility provides redundant network connections and redundant connections to power grids and diesel generators to ensure continuous operations. In addition, the facility provides physical security, around-the-clock operations support and monitoring and network diagnostic support as needed.

 Reliability

   Our technology platform uses industry standard technologies to maximize reliability. We ensure hardware reliability by a combination of redundancy at the component level and hot spares for groups of components. We ensure software and data reliability through a variety of processes and quality assurance procedures. We have incorporated standard procedures, including daily database backups, off site storage of critical archives, and incremental backup of ongoing database modifications into our standard operating discipline. Additional reliability is provided by our fault tolerant and redundant platform architecture, which utilizes clustering technology to ensure that Web access to our service is not interrupted by any single machine failure.

Competition

   We face intense competition from both traditional and online advertising and direct marketing businesses. We expect that competition will increase due to the lack of significant barriers to entry in the online advertising market. As we expand the scope of our services, we may compete with an increasing universe of media companies across a widening range of advertising and direct marketing services. Currently, several other companies offer competitive e-mail direct marketing services, including coolsavings.com, MyPoints.com, NetCreations, YesMail.com, Digital Impact and Exactis. We may also face competition from online content providers and list aggregators, as well as established online portals and community Web sites that engage in direct marketing. Additionally, traditional advertising agencies and direct marketing companies may seek to offer online products or services that compete with ours.

   Our ability to compete effectively depends upon many factors, including:

  .  the timing and market acceptance of new e-mail categories;

  .  the pricing of our services to advertisers;

  . our ongoing ability to demonstrate the effectiveness of our service to advertisers;

  .  our ability to increase awareness of the LifeMinders.com brand;

  .  our ability to increase our member database;

  . our ability to increase the depth of information in our database by capturing demographic, behavioral and transactional data about our members;

  . the capacity of our technology infrastructure to meet the needs of members and advertisers; and

  . the extent and effectiveness of our sales and marketing efforts and those of our competitors.

   While we believe that we compare favorably to our competitors based on these factors, many of our current competitors and potential new competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. These advantages may allow them to respond more quickly to new or emerging technologies and changes in customer requirements. It may also allow them to engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies, and make more attractive offers to potential employees, strategic partners and advertisers. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products or services to address the needs of our prospective advertisers and advertising agency customers. As a result, it is possible that new competitors may emerge and rapidly acquire significant market share. Increased competition may result in price reductions, reduced gross margins and loss of our market share.

Intellectual Property and Proprietary Rights

   Our success and ability to compete are substantially dependent on our internally developed technologies and trademarks, which we seek to protect through a combination of patents, copyrights, trade secrets and trademarks. We have one registered patent. We regularly enter into confidentiality or license agreements with our employees, consultants and corporate and strategic partners and generally seek to control access to and distribution of our documentation and other proprietary information. We pursue the registration of our trade and service marks in the United States and internationally. We have registered trademarks for "MinderSoft," "HomeMinder," "EntertainmentMinder" and "GrowthMinder" in the United States and have filed 22 trademark applications in the United States, including the name and logo for "LifeMinders.com" and "backslashSanity." Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our services are distributed or made available through the Internet, and policing unauthorized use of our proprietary information is difficult.

Current and Potential Government Regulation

 Privacy Issues

   The Federal Trade Commission, or FTC, adopted regulations effective April 21, 2000 regarding the collection and use of personal identifying information obtained from individuals when accessing Web sites, with particular emphasis on access by minors. These regulations include requirements that companies establish certain procedures prior to April 21, 2000 to, among other things:

  . give adequate notice to consumers regarding information collection and disclosure practices;

  . provide consumers with the ability to have personal identifying information deleted from a company's database;
  . provide consumers with access to their personal information and with the ability to rectify inaccurate information;

  . clearly identify affiliations or a lack of affiliations with third parties that may collect information or sponsor activities for a services membership; and

  . obtain express parental consent prior to collecting and using personal identifying information obtained from children under 13 years of age.

   These regulations also include enforcement and redress provisions. We are currently implementing programs designed to comply with these regulations. We believe, based upon information provided by 38.4% of our current members, that less than 5% of our members are under the age of
13. We do not believe that these regulations will result in significant additional costs or that they will materially affect our ability to obtain new members.

   The FTC has also begun investigations into the privacy practices of companies that collect information on the Internet. One investigation resulted in a consent decree pursuant to which an Internet company agreed to establish programs to implement the principles noted above. We may become subject to a similar investigation, or the FTC's regulatory and enforcement efforts may adversely affect our ability to collect demographic and personal information from members. This, in turn, could have an adverse effect on our ability to provide highly targeted opportunities for advertisers and electronic commerce marketers.

   The European Union, or EU, has adopted a directive that imposes restrictions on the collection and use of personal data. Under the directive, EU citizens are guaranteed rights to access their data, to know where the data originated, to have inaccurate data corrected, to recourse in the event of unlawful processing and to withhold permission to use their data for direct marketing. The directive could, among other things, affect U.S. companies that collect information over the Internet from individuals in EU member countries, and may impose restrictions that are more stringent than current Internet privacy standards in the United States. In particular, companies with offices located in EU countries will not be allowed to send personal information to countries that do not maintain adequate standards of privacy. The directive does not, however, define what standards of privacy are adequate. As a result, the directive may adversely affect the activities of entities like us that engage in data collection from users in EU member countries.

 Internet Taxation

   There are currently pending a number of legislative proposals at the federal, state and local level, and by certain foreign governments, that would impose additional taxes on the sale of goods and services over the Internet and certain states already have taken measures to tax Internet-related activities. Although Congress recently placed a three-year moratorium on state and local taxes on Internet access or on discriminatory taxes on e-commerce, existing state or local laws were expressly excepted from this moratorium. Further, once this moratorium is lifted, one or more federal and/or state taxes may be imposed upon Internet commerce. This legislation, or other attempts at regulating commerce over the Internet, may substantially impede the growth of commerce on the Internet and, therefore, adversely affect our opportunity to derive financial benefit from those activities.

Jurisdictions

   Although our e-mail transmissions over the Internet originate primarily in Virginia, due to the global nature of the Internet, it is possible that the governments of other states, the federal government and governments of foreign countries might attempt to regulate our transmissions or prosecute us for purported violations of their laws. These laws may be modified, or new laws enacted, in the future. Any of the foregoing developments could harm our business, results of operations and financial condition. In addition, as our service is available over the Internet in multiple states and foreign countries, these jurisdictions may claim that we are required to qualify to do business as a foreign corporation in each of these states or foreign countries. We are qualified to do business only in Delaware and Virginia, and our failure to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to penalties and could result in our inability to enforce contracts in these jurisdictions.

Employees

   As of December 31, 1999, we employed 90 people, including 36 in sales and marketing, 24 in technology and production, 17 in member experience/marketing and analysis, and 13 in support, administration, finance, management and human resources. All employees except 3 are full-time. We believe that we maintain good relations with our employees.

Facilities

   We are currently leasing approximately 19,000 square feet of office space at three locations in Herndon, Virginia. The lease for 13,000 square feet expires in 2004, the lease for 4,500 square feet expires in August 2000 and the lease for 1,500 square feet expires in December 2000. We believe that this existing space will meet our space requirements for the near future but that we will likely require additional space in late 2000.

Legal Proceedings

   From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. As of the date of this prospectus, we are not a party to any material legal proceeding.

   On February 4, 2000, we were sued by Verge Software Corporation for breach of contract and misappropriation of trade secrets. Verge alleges that we breached the terms of a Non-Disclosure Agreement and used Verge's confidential business information in our development of a new service offering. We deny Verge's allegations, believe they are without merit and intend to defend the lawsuit vigorously.

                                   MANAGEMENT

Executive Officers and Directors

   The following table sets forth, as of January 13, 2000, certain information concerning our executive officers, directors and key employees:

Name                      Age Position
----                      --- --------
Stephen R. Chapin, Jr...   36 President, Chief Executive Officer and Chairman of the Board of Directors
John A. Chapin..........   34 Senior Vice President, Member Experience, Secretary
Joseph S. Grabias.......   50 Vice President and Chief Financial Officer
David N. Mahony.........   39 Vice President and Chief Operating Officer
Harry A. Layman.........   42 Vice President, Engineering and Chief Technology Officer
Mark F. Bryant..........   35 Vice President, Business Development and Advertising Sales
David C. Meade..........   26 Vice President, Member Acquisition
Timothy D. Hanlon.......   42 Vice President, Marketing and Communications
Michael N. Brown........   29 Vice President, Marketing Analysis
Thomas Stockmeyer.......   40 Vice President, Sales Administration
E. Rogers Novak, Jr. ...   51 Director
B. Gene Riechers........   44 Director
Douglas A. Lindgren.....   38 Director
Philip D. Black.........   33 Director
Jonathan B. Bulkeley....   39 Director

   Stephen R. Chapin, Jr. co-founded LifeMinders.com in August 1996 and has served as our President, Chief Executive Officer and Chairman of the Board since August 1996. Prior to founding LifeMinders.com, from September 1995 to October 1996, Mr. Chapin served as a Vice President at First USA Bank. From September 1993 to September 1995, Mr. Chapin was a management consultant at McKinsey & Company. From 1985 to 1990, Mr. Chapin served in the U.S. Navy, as the Secretary of the Navy's liaison to Congress and as a naval engineering and weapons officer. Mr. Chapin graduated from the U.S. Naval Academy and received his Masters in Business Administration from the Harvard Business School.

   John A. Chapin co-founded LifeMinders.com in August 1996 and has served as our Senior Vice President, Member Experience since August 1999. Prior to co-founding LifeMinders.com, from September 1996 to July 1997, Mr. Chapin worked in system sales to large corporate clients at Otis Elevator, an elevator maintenance company. From July 1995 to September 1995, Mr. Chapin served as a financial analyst at Allied Signal. Mr. Chapin graduated from Georgetown University and received his Masters in Business Administration from the University of Virginia, Darden Graduate School of Business Administration.

   Joseph S. Grabias joined LifeMinders.com in August 1999 as Vice President and Chief Financial Officer. Prior to joining LifeMinders.com, from October 1997 to July 1999, Mr. Grabias was the Vice President and Chief Financial Officer of Comm Site International, Inc., a provider of tower related services to the U.S. wireless communications industry. Mr. Grabias was the Chief Financial Officer and Vice President at KMR Power Corporation from January 1994 to September 1997. Prior to working for KMR Power Corporation, Mr. Grabias was a self-employed business consultant for seven years. Mr. Grabias graduated from the University of Notre Dame and received his Masters in Business Administration from Case Western Reserve University.

   David N. Mahony joined LifeMinders.com in November 1999 as Vice President and Chief Operating Officer. Prior to joining LifeMinders.com, from June 1994 to November 1999, Mr. Mahony was the Senior Vice President, Finance--Pricing and Management Information Systems at First USA, Inc., a financial services company. Prior to working at First USA, from December 1988 to June 1994, Mr. Mahony was a Project/Process Design Engineer at E.I. Dupont de Nemours & Co., Inc. Mr. Mahony graduated from Clemson University and received his Masters of Business Administration from the University of Delaware.

   Harry A. Layman has served as our Vice President, Engineering and Chief Technology Officer since March 1999. Prior to joining LifeMinders.com, Mr. Layman was Executive Director of Software Services at The College Board, an educational association which provides financial aid services and software. Mr. Layman joined The College Board in January 1996 upon its acquisition of Virginia Software Inc., a software development firm that Mr. Layman founded in January 1986. Prior to founding Virginia Software, Inc., Mr. Layman worked in servicing systems and in strategic planning at Sallie Mae and was a consultant with Arthur Young & Company. Mr. Layman graduated from Columbia University and received his Master of Science in Technology of Management from the American University, Graduate School of Management.

   Mark F. Bryant has served as our Vice President, Business Development and Advertising Sales, since May 1998. Prior to joining LifeMinders.com, Mr. Bryant served as Chief Operating Officer and Senior Vice President of Marketing and Sales of System Dynamics, Inc., a database management and targeted direct communications company, which he joined in 1988. Prior to working at System Dynamics, Inc., Mr. Bryant was involved in political fundraising and was active in national and state politics. Mr. Bryant holds an undergraduate degree from the University of Virginia.

   David C. Meade has served as our Vice President, Member Acquisition, since June 1999 and served as Product Manager from April 1998 to June 1999. Previously, from June 1996 to April 1998, Mr. Meade worked as a consultant at Price Waterhouse LLP (now PricewaterhouseCoopers LLP). He was the Chief Operating Officer of an independent franchise from May 1995 to September 1995. Mr. Meade holds an undergraduate degree from Dickinson College.

   Timothy D. Hanlon has served as our Vice President, Marketing and Communications, since July 1999. Prior to joining LifeMinders.com, from July 1997 to May 1999, Mr. Hanlon was the President of Van Bueren International where he served as the head of marketing and communications at America's Promise, a national non-profit organization led by retired General Colin Powell. From September 1995 to July 1997, Mr. Hanlon was an Account Director at Bozell Worldwide, and from June 1993 to September 1995 he served as President and CEO of the Buoniconti Fund to Cure Paralysis, Inc., a $38 million campaign to build a new research facility for the Miami Project. Prior to that, Mr. Hanlon was an Account Manager at Saatchi & Saatchi Advertising. Mr. Hanlon graduated from St. John's University, received his Master of Arts degree from Georgetown University and holds a degree from the Institute of Advanced Advertising Studies.

   Michael N. Brown joined LifeMinders.com in May 1999 and has served as our Vice President, Marketing Analysis since November 1999. From 1995 to April 1999, Mr. Brown served as a Vice President of Marketing Analysis for First USA, Inc. Prior to that, Mr. Brown worked as a statistical analyst at Chase Manhattan Bank. Mr. Brown graduated from Rutgers University and received his Master of Arts in Mathematics and Operations Research from Pennsylvania State University.

   Thomas Stockmeyer has served as our Vice President, Sales Administration, since December 1999. Prior to joining LifeMinders.com, Mr. Stockmeyer served as Regional Vice President and Director, Service Sales, of Inacom Corporation, a provider of annuity service contracts, which he joined in 1995. Prior to working at Inacom Corporation, he served as Manager, National Sales Division of AmeriData from 1994 to 1995. Mr. Stockmeyer graduated from Southeastern Louisiana University and received his Masters in Business Administration from Kennesaw State University.

   E. Rogers Novak, Jr. has been a director of LifeMinders.com since November 1997. Mr. Novak is a General Partner of Novak Biddle Venture Partners, a venture capital investment firm, which he co-founded in 1996. During 1995 and 1996, Mr. Novak was a Managing Director of Markowitz & McNaughton, a consulting firm. In 1994, Mr. Novak was self-employed as a private investor. From 1984 to 1993 he was an officer of Grotech Capital Group, Inc., the General Partner of Grotech Venture Partners, I, II and III. Mr. Novak currently serves on the boards of directors of Entevo Corporation, Blackboard Inc., Engenia Software, Inc., Simplexity, Inc., Para-Protect Services, Inc. and Spyrus. He serves on the board of advisors of MMG Ventures, a specialized small business investment company. Mr. Novak received his undergraduate degree from Kenyon College.

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

   B. Gene Riechers has served as a director of LifeMinders.com since November, 1997. Mr. Riechers is a managing director of FBR Technology Venture Partners L.P., a venture capital investment firm, which he joined in December 1996. Prior to joining FBR Technology Venture Partners L.P., Mr. Riechers served as the Chief Financial Officer of CyberCash, a leader in Internet payment systems, from December 1995 to December 1996. From September 1993 to December 1995, Mr. Riechers served as the Chief Financial Officer and Vice President of Development of Online Resources and Communications Corp., a provider of electronic home banking services. He currently serves on the boards of directors of webMethods, Inc., WisdomWare, Inc., Entevo Corporation, Call Technologies, Inc. and Varsitybooks.com, Inc. Mr. Riechers graduated from Pennsylvania State University and received his Masters in Business Administration from Loyola College.

   Douglas A. Lindgren, has served as a director of LifeMinders.com since February 1999. Mr. Lindgren is a Managing Director of United States Trust Company of New York and is the Chief Investment Officer of Excelsior Private Equity Fund II, Inc. Prior to joining U.S. Trust in April 1995, Mr. Lindgren served in various capacities for Inco Venture Capital Management, Inc. from January 1988 through March 1995, including the positions of President and Managing Principal from January 1993 through March 1995. Before joining Inco Venture Capital Management, Inc., Mr. Lindgren was employed at Salomon Brothers Inc and Smith Barney, Harris Upham & Co., Inc. He is an Adjunct Professor of Finance at Columbia University's
Graduate School of Business, where he has been teaching courses on venture capital since 1993. Mr. Lindgren currently serves on the boards of directors of Zeus Wireless, Inc., Constellar Corporation, ReleaseNow.com, PowerSmart, Inc., On the Go Software, Inc. and MarketFirst Software, Inc. Mr. Lindgren holds an undergraduate degree and a Masters in Business Administration from Columbia University.

   Philip D. Black has served as a director of LifeMinders.com since May 1999. Since March 1999, Mr. Black has been a Managing Member of Calvert Capital L.L.C. and Calvert Capital II, L.L.C., which are both venture capital investment firms and the general partners of the ABS Ventures Entitites. From March 1995 to March 1999, Mr. Black was a General Partner of Weiss, Peck & Greer Venture Partners, a venture capital investment firm, and from 1988 to 1995, was a Senior Associate at Summit Partners, also a venture capital firm. Mr. Black currently serves on the boards of directors of Personify Incorporated and Zilliant.com. Mr. Black holds an undergraduate degree from Stanford University.

   Jonathan B. Bulkeley has served as a director of LifeMinders.com since August 1999. From January 1999 to January 2000, Mr. Bulkeley was the Chief Executive Officer of barnesandnoble.com. From July 1995 to January 1999, he served as Managing Director of America Online, Inc.'s joint venture with Bertelsmann Online to provide interactive online services in the United Kingdom. Prior to July 1995, Mr. Bulkeley was Vice President of Business Development at America Online in the United States, and prior that, served as General Manager of media at America Online. Before joining America Online in March 1993, Mr. Bulkeley worked at Time Inc. in a variety of roles, including Director of Marketing and Development for Money magazine and sales and marketing positions at Time and Discover magazines. Mr. Bulkeley holds an undergraduate degree from Yale University.

Board Composition

   Our certificate of incorporation currently authorizes seven directors. Upon completion of this offering, our Restated Certificate of Incorporation and Bylaws will provide that our board will be divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms. The Class I directors, Messrs. Novak and Riechers, will stand for reelection at the 2000 annual meeting of stockholders. The Class II directors, Messrs. Lindgren and Black, will stand for reelection at the 2001 annual meeting of stockholders. The Class III directors, Messrs. Stephen Chapin and Bulkeley, will stand for reelection at the 2002 annual meeting of stockholders. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This staggered classification of the board of directors may have the effect of delaying or preventing changes in control or management.

   We currently expect to add one additional independent director prior to February 15, 2000.

   Executive officers are appointed by and serve at the discretion of the board of directors. Stephen Chapin is the brother of John Chapin. There are no other family relationships among any of our directors, officers or key employees.

Board Committees

   The board of directors has a compensation committee and an audit committee.

   Compensation Committee. Our board's compensation committee reviews and makes recommendations to the board regarding the compensation and benefits provided to our key executive officers and directors, including stock compensation and loans. In addition, the compensation committee reviews policies regarding compensation arrangements and benefits for all of our employees. As part of the foregoing, the compensation committee also administers our 1998 Stock Option Plan. The current members of the compensation committee are Messrs. Bulkeley and Novak.

   Audit Committee. Our board's audit committee reviews and monitors our internal accounting procedures and reviews the results and scope of the annual audit and other services provided by our independent accountants. The audit committee also consults with our management and our independent auditors prior to the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of our financial affairs. In addition, the audit committee is responsible for considering and recommending the appointment of, and reviewing fee arrangements with, our independent auditors. The current members of the audit committee are Messrs. Riechers and Novak.

Director Compensation

   Our directors do not receive compensation for attendance at board meetings or board committee meetings. However, our directors are reimbursed for all reasonable out-of-pocket expenses incurred in connection with their attendance at board and board committee meetings. From time to time, certain directors who are not employees of LifeMinders.com have received grants of options to purchase shares of our common stock. On August 19, 1999, we granted Jonathan B. Bulkeley an option to purchase 62,500 shares of our common stock, at an exercise price of $3.86 per share.

Compensation Committee Interlocks and Insider Participation

   The compensation committee of the board of directors currently consists of Messrs. Bulkeley and Novak. No interlocking relationship exists between any member of our board of directors or our compensation committee and any member of the board of directors or compensation committee of any other company, and no interlocking relationship has existed in the past.

Indemnification

   Our Restated Certificate of Incorporation limits the liability of directors to the maximum extent permitted under the Delaware General Corporation Law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

  . any breach of their duty of loyalty to the corporation or its stockholders;

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

  . unlawful payments of dividends or other distributions or unlawful stock repurchases or redemptions under Section 174 of the Delaware General Corporation Law; or

  . any transaction from which the director derives an improper personal benefit.

   We or our stockholders may pursue equitable remedies for a director's alleged breach of his or her fiduciary duties, including an injunction or rescission, even where monetary remedies are unavailable.

   Our Restated Certificate of Incorporation provides that we shall indemnify our current and former directors and officers, and may indemnify our current and former employees and agents, against any and all liabilities and expenses incurred in connection with their services in those capacities to the maximum extent permitted by Delaware law. In addition, our Restated Certificate of Incorporation requires us to advance expenses to any person entitled to indemnification, provided that the person undertakes to repay the advancement if it is determined in a final judicial decision from which there is no right of appeal that the person is not entitled to indemnification. Our Restated Certificate of Incorporation further permits us to secure insurance on behalf of our directors, officers, employees and agents for any expense, liability or loss incurred in these capacities, regardless of whether the Restated Certificate of Incorporation or Delaware law would permit indemnification against this expense, liability or loss.

   With respect to the indemnification of directors and officers for liabilities arising under the Securities Act, the SEC has opined that this indemnification is against public policy, as expressed in the Securities Act, and is therefore unenforceable.

Executive Compensation

   The following table sets forth information concerning the compensation we paid to our chief executive officer and our other executive officers whose total annual compensation exceeded $100,000 (the "named executive officer") during the each of fiscal years ended December 31, 1998 and 1999.

                           Summary Compensation Table

                                               Long-Term
                                          Compensation Awards
                                          -------------------
                                  Annual Compensation(1)
                              ------------------------------- Number of Shares
Name and Principal                                               Underlying       Other
Position                 Year Salary  ($)      Bonus ($)        Options (#)    Compensation
------------------       ---- ----------- ------------------- ---------------- ------------
Stephen R. Chapin,       1998  $131,250             --                --           --
 Jr. ................... 1999  $172,917                           301,428
 President, Chief
 Executive Officer and
 Chairman of the Board
Mark F. Bryant.......... 1998  $125,000             --            125,000          --
 Vice President,         1999  $135,000        $176,000            50,000
 Business Development
 and Advertising Sales
John A. Chapin.......... 1999  $129,659                            50,000
 Senior Vice President,
 Member Experience,
 Secretary
Harry A. Layman......... 1999  $133,269                           271,250
 Vice President,
 Engineering and Chief
 Technology Officer

--------
(1) Mr. Hanlon was hired in July 1999 and is compensated at an annual rate of $190,000, Mr. Grabias was hired in August 1999 and is compensated at an annual rate of $180,000, Mr. Mahony was hired in November 1999 and is compensated at an annual rate of $160,000, and Mr. Stockmeyer was hired in January 2000 at an annual rate of $200,000.

   The following table provides information concerning grants of options to purchase our common stock that we made to our chief executive officer and other named executive officers during the fiscal year ended December 31, 1999. We did not grant stock appreciation rights to these individuals during 1999.

                       Option Grants in Fiscal Year 1999

                                       Individual Grants
                          --------------------------------------------
                                                                       Potential Realizable
                                                                         Value at Assumed
                                      Percentage                       Annual Rates of Stock
                          Number of    of Total                         Price Appreciation
                          Securities   Options                                  for
                          Underlying  Granted to  Exercise                Option Term(1)
                           Options   Employees in Price Per Expiration ---------------------
Name                       Granted   Fiscal 1998    Share      Date        5%        10%
----                      ---------- ------------ --------- ---------- ---------- ----------
Stephen R. Chapin, Jr...   100,000       3.4%      $ 0.88     4/20/04  $  386,794 $  854,714
Stephen R. Chapin, Jr...    50,000       1.7%      $14.00    11/22/09  $  440,226 $1,115,600
Stephen R. Chapin, Jr...     1,428         *       $14.00    11/16/09  $   12,573 $   31,862
Mark F. Bryant..........    25,000         *       $ 0.80     2/18/09  $  220,113 $  557,810
Mark F. Bryant..........    25,000         *       $ 3.44      7/1/09  $  220,113 $  557,810
John A. Chapin..........    50,000       1.7%      $14.00    11/22/09  $  440,226 $1,115,620
Harry A. Layman.........   271,250       9.1%      $ 0.80     3/29/09  $2,388,227 $6,052,237

--------
(1) Potential Realizable Value assumes that the common stock appreciates at the indicated annual rate (compounded annually) from the grant date until the expiration of the option term and is calculated based on the rules promulgated by the SEC. Potential Realizable Value does not represent our estimate of future stock price performance. The potential realizable value at 5% and 10% appreciation is calculated by assuming that the estimated fair market value on the date of grant appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price. For purposes of this calculation, it is assumed that the fair market value of each grant on the date of each grant was equal to the initial public offering price of $14.00 per share.

*  Less than 1%.

Aggregated Fiscal Year-End Option Values

   The following table provides summary information regarding options held by our chief executive officer and other named executive officers for the fiscal year ended December 31, 1999. The value of unexercised in-the-money options is based on the initial public offering price of $14.00 per share.

                                 Number of Securities             Value of Unexercised
                                Underlying Unexercised           "In-the-Money" Options
                             Options at December 31, 1999        at December 31, 1999(1)
                             --------------------------------   -------------------------
      Name                    Exercisable      Unexercisable    Exercisable Unexercisable
      ----                   --------------   ---------------   ----------- -------------
   Stephen R. Chapin, Jr...           100,000           201,428 $5,687,000   $ 8,812,475
   Mark F. Bryant..........            77,083            97,917 $4,389,871   $ 5,510,313
   John A. Chapin..........               --             50,000        --    $ 2,187,500
   Harry A. Layman.........            21,562           203,438 $1,227,955   $11,585,795

--------
(1) Value for "in-the-money" options represents the positive spread between the exercise price of outstanding options and the fair market value of $57.75 per share on December 31, 1999.

Stock Option Plan

   We adopted a stock option plan for the purpose of promoting our long-term growth and profitability by (i) providing key people with incentives to improve stockholder value and contribute to our growth and financial success and (ii) enabling us to attract, retain and reward talented and skilled persons for positions of substantial responsibility. We have used stock options as a component of compensation for our officers and key employees.

   Share Reserve. Our board of directors adopted our 1998 Stock Option Plan on March 26, 1998 and our stockholders approved the plan in April 1998, initially providing for a maximum of 475,000 shares to be issued pursuant to stock options granted under the plan. The board of directors and stockholders approved an increase in the number of shares available for issuance pursuant to stock options under the plan of 301,250 shares on June 26, 1998, a further increase of 643,820 shares effective January 29, 1999, a further increase of 625,000 shares effective May 28, 1999, a further increase of 875,000 shares effective September 22, 1999, and a further increase of 1,200,000 shares in the share reserve of the option plan on January 6, 2000 resulting in an aggregate maximum of 4,120,070 shares of the common stock available and reserved for issuance under the plan.

   Administration. The compensation committee of our board of directors administers the 1998 Stock Option Plan. The committee has the complete discretion to make all decisions relating to the interpretation and operation of the plan. The committee has the discretion to determine who will receive an option, what type of option it will be, how many shares will be covered by the option, what the vesting requirements will be (if any), and what the other features and conditions of each option will be. The compensation committee, with the approval of the board of directors, may also reprice the exercise price of outstanding options to the then current fair market value of the underlying stock and modify outstanding awards in other ways.

   Eligibility. The following groups of individuals are eligible to participate in the 1998 Stock Option Plan: employees, members of our board of directors and consultants. The 1998 Stock Option Plan provides that no participant may receive options covering more than 237,500 shares in the same year.

   Types of Award. The 1998 Stock Option Plan provides for the issuance of incentive stock options, which may be granted only to employees, and nonstatutory stock options to purchase shares of our common stock. An optionee who exercises an incentive stock option may qualify for favorable tax treatment under Section 422 of the Internal Revenue Code of 1986. On the other hand, nonstatutory stock options do not qualify for favorable tax treatment. The exercise price for incentive stock options granted under the 1998 Stock Option Plan may not be less than 100% of the fair market value of our common stock on the option grant date. In the case of nonstatutory stock options, the minimum exercise price is 85% of the fair market value of our common stock on the option grant date.

   Exercise and Vesting. Optionees may pay the exercise price by using cash and, if permitted by the compensation committee and provided in their grant agreement, through the following:

  . shares of common stock which, if acquired by option exercise, the optionee has owned for six months prior to exercise;

  . a promissory note with the security as the board of directors shall require;

  . an immediate sale of the option shares through a broker designated by us; or a loan from a broker designated by us; or

  .  a loan from a broker designated by us, secured by the option shares.

Options vest (that is, become exercisable) at the time or times determined by the compensation committee. In most cases, our options vest over the four-year period following the date of grant. Options generally expire 10 years after they are granted, except that they generally expire earlier if the optionee's service terminates earlier.

   Merger or Sale. If we merge with another company, or there is a sale of substantially all of our assets to another company, an option under the 1998 Stock Option Plan will terminate if the option is not assumed by the surviving corporation or its parent or if the surviving corporation or its parent does not substitute another award on substantially the same terms. In that event, the optionee will be given at least 15 days prior to the option's termination to exercise the vested portion of the option.

   Change in Capitalization. The number and price of shares covered by outstanding stock options and the number of shares authorized under the 1998 Stock Option Plan shall be proportionately adjusted, as determined by the board of directors, to take into account a stock split, reverse stock split, stock dividend, combination or reclassification of shares or similar event.

   Amendment or Termination. Our board may amend or terminate the 1998 Stock Option Plan at any time. If our board amends the plan, it does not need to ask for stockholder approval of the amendment unless applicable law requires it. No amendment shall impair the rights of any optionee under an option previously granted without his or her consent. The 1998 Stock Option Plan will continue in effect until March 25, 2008, unless the board decides to terminate the plan earlier.

Employment Agreements

   In November 1997, we entered into two year employment agreements with each of Stephen Chapin and John Chapin. Under the agreements, we agreed to pay Stephen Chapin an annual salary of $120,000 and John Chapin an annual salary of $72,000. The board of directors subsequently approved an annual salary for Stephen Chapin of $200,000 effective July 1999 and an annual salary of John Chapin of $100,000 effective July 1999. Both agreements provide for bonuses based upon our profitability and overall financial condition, which may be awarded by our board of directors in its sole discretion. The employment agreements prohibit Stephen Chapin and John Chapin from competing with us and soliciting our customers or employees during the term of the employment agreement and the 12-month period after the date of their termination.

   In November 1999, the compensation committee of the board of directors approved an annual base salary for Stephen Chapin of $195,000. In addition to his annual base salary, Stephen Chapin will receive a bonus of 25% of his base salary if our revenues exceed $11 million in 1999 and 25% of his salary if the number of subscribers we have at the end of 1999 is at least 7,000,000. For the year 2000, he will receive 25% of his base salary if our revenues exceed $31 million in 2000 and 25% of his base salary if the number of subscribers we have at the end of 2000 is at least 12,000,000. The compensation committee also granted him incentive stock options exercisable beginning January 31, 2000 for 1,428 shares of common stock and non-qualified stock options exercisable for 200,000 shares of our common stock exercisable on the first anniversary of the grant date. The exercise price for the options is $14.00. Stephen Chapin's employment agreement will be amended to reflect his new compensation package.

                              CERTAIN TRANSACTIONS

Stock Purchase Agreements and Related Matters

   In November 1997, we sold shares of our Series A convertible preferred stock to the following purchasers in the following amounts at a purchase price of $1.00 per share:

   FBR Technology Venture Partners, L.P................................. 325,000
   Novak Biddle Venture Partners, L.P................................... 300,000
   ABS Ventures IV, L.P................................................. 250,000
   ABX Fund, L.P........................................................  75,000
   David Pensky.........................................................  50,000

   In addition, we also granted to each of the above-listed purchasers an option to purchase a like number of shares of Series B convertible preferred stock, at an exercise price of $1.00 per share. In June 1998, the above-mentioned purchasers exercised those options. Each of the purchasers entered into a stockholders' agreement and a registration rights agreement. See "Certain Transactions--Stock Purchase Agreements and Related Matters-- Stockholders' Agreement and Registration Rights Agreement." B. Gene Riechers, one of our directors, is a managing director of FBR Technology Venture Partners, L.P. E. Rogers Novak, Jr., one of our directors, is a general partner of Novak Biddle Venture Partners, L.P. Philip D. Black, one of our directors, is a managing member of Calvert Capital L.C.C. and Calvert Capital II, L.C.C., which are the general partners of ABS Ventures IV, L.P. or its affiliates.

   In January 1999, we sold shares of our Series C convertible preferred stock to the following purchasers in the following amounts at a price of $1.5265 per share:

   Excelsior Private Equity Fund II, Inc.............................. 1,965,280
   Novak Biddle Venture Partners, L.P.................................   240,201
   FBR Technology Venture Partners, L.P...............................   207,446
   ABS Ventures IV, L.P...............................................   159,574
   ABX Fund, L.P......................................................    47,872

   Excelsior Private Equity Fund II, Inc. became a party to the stockholders' agreement and the registration rights agreement. See "Certain Transactions-- Stock Purchase Agreements and Related Matters--Stockholders' Agreement and Registration Rights Agreement." Douglas A. Lindgren, one of our directors, is the Chief Investment Officer of Excelsior Private Equity Fund II, Inc.

   In May 1999, we sold shares of our Series D convertible preferred stock to the following purchasers in the following amounts at a price of $4.7051 per share:

   Pyramid Ventures, Inc.............................................. 1,275,212
   Excelsior Private Equity Fund II, Inc..............................   637,606
   FBR Technology Venture Partners, L.P...............................   212,535
   Novak Biddle Venture Partners, L.P.................................   106,268
   Four Individual Accredited Investors...............................    21,253

   Each of Pyramid Ventures, Inc. and the four individual accredited investors became parties to the stockholders' agreement and the registration rights agreement. See "Certain Transactions--Stock Purchase Agreements and Related Matters--Stockholders' Agreement and Registration Rights Agreement." Pyramid Ventures, Inc. is an affiliate of ABS Ventures IV, L.P.

   In September 1999, we sold shares of our Series E convertible preferred stock to the following purchasers and to certain non-affiliated parties in the following amounts at a price of $8.0868 per share:

   Novak Biddle Venture Partners, L.P. ...............................    61,829
   Novak Biddle Venture Partners II, L.P..............................    49,463
   ABS Ventures IV, L.P...............................................    91,187
   ABX Fund, L.P......................................................    27,861
   FBR Technology Venture Partners, L.P. .............................   111,292
   Excelsior Private Equity Fund II, Inc..............................   556,462
   Jonathan Bulkeley..................................................    61,829
   Philip D. Black....................................................    10,000
   ABS Ventures LM L.L.C. ............................................   120,000
   Certain Non-Affiliated Parties..................................... 1,702,070

   Each of the Series E Convertible Preferred Stock purchasers became parties to the stockholders' agreement and the registration rights agreement. See "Certain Transactions--Stock Purchase Agreements and Related Matters-- Stockholders' Agreement and Registration Rights Agreement." E. Rogers Novak, Jr., one of our directors, is a general partner of Novak Biddle Venture Partners II, L.P. Jonathan Bulkeley is one of our directors.

   Each of the transactions described above was priced at fair market value according to arm's length negotiating with the purchasers. The proceeds were used for general working capital purposes.

   Stockholders' Agreement and Registration Rights Agreement. Holders of the Company's preferred stock are parties to a stockholders' agreement that contains arrangements with respect to voting, rights of first refusal, and "tag-along" rights, as well as other agreements relating to corporate governance. The rights and obligations under the stockholders' agreement will terminate upon the consummation of this offering.

   In addition, we have granted holders of our preferred stock certain registration rights. Pursuant to these registration rights, we may be required to file registration statements under the Securities Act covering all or a portion of the common stock issued or issuable upon the automatic conversion of the preferred stock or may be required to include the shares of common stock in a registration under the Securities Act that we initiate on our own behalf. See "Description of Capital Stock--Registration Rights."

Other Transactions

   During 1996 and 1997, Stephen R. Chapin, Jr. and D. Thorp Foster loaned us $35,236 and $53,319, respectively, to provide us with working capital. We repaid $10,000 of the loan during 1996 and $53,919 during 1997. In December 1997, Mr. Chapin and Mr. Foster forgave the outstanding loan balance of $24,636. During 1998, we paid $84,000 to the Lordhill Company for certain consulting services with respect to the solicitation of large advertisers. Hugh Ronalds, one of our stockholders, is the President of the Lordhill Company. In July 1999, we paid $150,000 to Frans Kok as a settlement of our obligations to Mr. Kok and his company, Johan Hekelaar, Inc., for financial consulting services provided to us. Mr. Kok is a stockholder who formerly served as a director and financial consultant for us.

   We believe that the transactions disclosed above were made on terms no less favorable to us than would have been obtained from unaffiliated third parties. All future transactions, including loans between us and our officers, directors, principal stockholders and their affiliates will be approved by a majority of the board of directors, and will continue to be on terms no less favorable to us than could be obtained from unaffiliated third parties.

   Since January 1, 1996, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we or any of our subsidiaries was or is to be a party in which the amount involved exceeded or will exceed $60,000 and in which any of our directors, executive officers, holder of more than 5% of our common stock or any member of the immediate family of these persons had or will have a direct or indirect material interest other than (i) compensation agreements and other arrangements, which are described where required in "Management," and (ii) the transactions described above.

                       PRINCIPAL AND SELLING STOCKHOLDERS

   The following table sets forth certain information known to us regarding the beneficial ownership of our common stock as of January 21, 2000 and as adjusted to reflect this offering by:

  . each person or group known by us to own beneficially more than 5% of our outstanding common stock;

  . each of our directors and each named executive officer;

  . each stockholder who is selling shares in this offering; and

  . our directors and executive officers as a group.

   We have determined beneficial ownership in accordance with the rules of the SEC. Unless otherwise indicated, the persons included in the table have sole voting and investment power with respect to all shares beneficially owned. Shares of common stock subject to options that are currently exercisable or are exercisable within 60 days of January 21, 2000 are treated as outstanding and beneficially owned with respect to the person holding these options for the purpose of computing the percentage ownership of that person. However, these shares are not treated as outstanding for purposes of computing the percentage ownership of any other person. Stephen R. Chapin's shares include options exercisable for 101,428 shares, Mark Bryant's shares include options exercisable for 82,291 shares and shares held by executive officers and directors as a group include options exercisable for 255,931 shares. The percentages in the "Shares Beneficially Owned After the Offering" column assume that the underwriters do not exercise their over-allotment option to purchase up to 412,500 additional shares.

                                                Number of
                          Shares Beneficially   Shares To   Shares Beneficially
                              Owned Before      Be Sold in      Owned After
                              the Offering     the Offering     the Offering
                          -------------------- ------------ --------------------
Name of Beneficial Owner   Number   Percentage               Number   Percentage
------------------------  --------- ----------              --------- ----------
Douglas A. Lindgren.....  4,261,685   20.99%         --     4,261,685   18.88%
 Excelsior Private
 Equity Fund II, Inc.(1)
 114 West 47th Street,
 New York, New York
 10036
Philip D. Black.........  2,979,632   14.68%         --     2,979,632   13.20%
 Entities affiliated
 with ABS Ventures(2)
 1 South Street, Suite
 2150,
 Baltimore, Maryland
 21202
B. Gene Riechers........  1,476,591    7.27%     128,300    1,348,291    5.97%
 FBR Technology Venture
 Partners, L.P.(3)
 1001 19th Street North,
 10th Floor,
 Arlington, Virginia
 22209
E. Rogers Novak, Jr. ...  1,322,200    6.51%         --     1,322,200    5.86%
 Novak Biddle Venture
 Partners, L.P.(4)
 1897 Preston White
 Drive,
 Reston, Virginia 20191
Stephen R. Chapin,
 Jr.(7).................  1,820,193    8.92%      72,000    1,748,193    7.74%
 1110 Herndon Parkway,
 Herndon, Virginia 20170
Jonathan B.
 Bulkeley(5)............     77,286       *          --        77,286       *
 76 Ninth Avenue, 11th
 Floor,
 New York, New York
 10128
Mark F. Bryant(6).......     82,291       *       17,500       64,791       *
 1110 Herndon Parkway,
 Herndon, Virginia 20170
netWorth Partners IV
 LLC....................    463,718    2.28%      40,300      423,418    1.88%
 c/o Mellon Ventures
 One Mellon Bank Center,
 Suite 5300
 Pittsburgh,
 Pennsylvania 15258

                                                 Number of
                           Shares Beneficially   Shares To    Shares Beneficially
                              Owned Before       Be Sold in       Owned After
                              the Offering      the Offering     the Offering
                          --------------------- ------------ ---------------------
Name of Beneficial Owner    Number   Percentage                Number   Percentage
------------------------  ---------- ----------              ---------- ----------
W. Russell Ramsey.......     117,500       *       43,500        74,000       *
 1001 19th Street, North
 Arlington, Virginia
 22209
Thorp Foster............     197,953       *       13,000       184,953       *
 430 Buttonwood Road
 Landenburg,
 Pennsylvania 19350
Mark Kaufman............       2,500       *        1,000         1,500       *
 4405 Bedford Place
 Baltimore, Maryland
 21218
John A. Chapin (6)......     250,266    1.23%      30,000       220,266       *
 1110 Herndon Parkway,
 Suite 300
 Herndon, Virginia 20170
Frank Lyman.............      18,750       *        3,100        15,650       *
 140 West 69th Street
 #55
 New York, New York
 10023
Hugh Ronalds............     196,239       *       87,000       109,239       *
 1433 Park Avenue
 Baltimore, Maryland
 21217
Kevin Quinn.............       7,728       *        6,700         1,028       *
 310 Sportsman Road
 Queenstown, Maryland
 21658
Targeting Marketing
 Systems Inc............     321,250    1.58%      43,500       277,750    1.23%
 1201 Main Street, Suite
 2500
 Dallas, Texas 75202
Jason Pentacost.........       1,250       *        1,100           150       *
 22000 AOL Way
 Dulles, Virginia 20166
Scott Lee Danielson.....       2,500       *        2,200           300       *
 2401 15th Street, Suite
 200
 Denver, Colorado 80202
Harry A. Layman (6).....      67,812       *       10,800        57,012       *
 1110 Herndon Parkway,
 Suite 300
 Herndon, Virginia 20170
All directors and
 executive officers as a
 group (11 persons).....  12,387,434   60.94%     258,600    12,128,834   53.31%

--------
(1) Represents shares held of record by Excelsior Private Equity Fund II, Inc. Mr. Lindgren, one of our directors, is the Chief Investment Officer of Excelsior Private Equity Fund II, Inc. Mr. Lindgren disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in Excelsior Private Equity Fund II, Inc.
(2) Represents (a) 1,744,015 shares held of record by ABS Ventures LM L.L.C. (which shares were transferred from Pyramid Ventures, Inc., an affiliate of ABS Ventures LM L.L.C., in September 1999), the general partner of which is Calvert Capital II LLC, (b) 938,451 shares held of record by ABS Ventures IV, L.P., the general partner of which is Calvert Capital LLC, (c) 282,166 shares held of record by ABX Fund, L.P., the general partner of which is Calvert Capital II LLC and (d) 15,000 shares held of record by Philip D. Black. Mr. Black disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these entities.
(3) Represents shares held of record by FBR Technology Venture Partners, L.P., the general partner of which is FBR Venture Capital Managers, Inc. Mr. Riechers, one of our directors, is the Managing Director of FBR Technology Venture Partners, L.P. Mr. Riechers disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in FBR Technology Venture Partners, L.P.
(4) Represents shares held of record by Novak Biddle Venture Partners, L.P. and Novak Biddle Venture Partners II, L.P. Mr. Novak, one of our directors, is a principal of those entities. Mr. Novak disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in those entities.
(5) Mr. Bulkeley is one of our directors.
(6) These individuals are officers of LifeMinders.com.
(7) Mr. Chapin is an officer and a director of LifeMinders.com.

                          DESCRIPTION OF CAPITAL STOCK

General

   Our authorized capital stock consists of 60,000,000 shares of common stock, $0.01 par value, and 9,665,240 shares of preferred stock, $0.01 par value. The following is a summary of material terms of the common stock and the preferred stock. The summary is subject to, and qualified in its entirety by, our Restated Certificate of Incorporation and Bylaws and by the provisions of applicable law.

Common Stock

   As of January 21, 2000, there were 20,299,035 shares of common stock outstanding that were held of record by 56 stockholders. There will be 23,049,035 shares of common stock outstanding (assuming no exercise of the underwriters' over-allotment option) after giving effect to the sale of the shares of common stock to the public offered hereby.

   The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for this purpose. In the event of the liquidation, dissolution or winding up of LifeMinders.com, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to any remaining prior distribution rights of preferred stock. The common stock has no cumulative voting, preemptive or conversion or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable.

Preferred Stock

   The board of directors has the authority to issue up to 9,665,240 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of those shares, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of the series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of LifeMinders.com without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any of the preferred stock.

Anti-takeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Delaware Law

 Restated Certificate of Incorporation and Bylaws

   Effective upon the closing of this offering, we will have a classified board of directors so that approximately one-third of the members of the board of directors are elected at each annual meeting of our stockholders. Our Bylaws will provide that our stockholders may call a special meeting of stockholders only upon a written request of stockholders owning at least 25% of our capital stock. These provisions of the Restated Certificate of Incorporation and Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of LifeMinders.com. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of LifeMinders.com. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. These provisions also are intended to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

 Delaware Law

   We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless:

  . the board of directors approved the transaction in which the stockholder became an interested stockholder prior to the date the interested stockholder attained this status;

  . upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

  . on or subsequent to the date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the holders of at least 66 2/3% of our outstanding voting stock which is not owned by the interested stockholder.

A "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock.

Registration Rights

   We have granted holders of our preferred stock certain piggy-back and demand registration rights. These rights may require us to file registration statements under the Securities Act covering all or a portion of the common stock issued or issuable upon the automatic conversion of the preferred stock or we may be required to include these shares of common stock in a registration under the Securities Act that we initiate on our own behalf.

   The demand registration rights provide that upon request of the holders of common stock issued or issuable upon the automatic conversion of the preferred stock, which request can be made at any time after November 12, 2000 or one year from the date of the consummation of this offering, we may be required to use our best efforts to register all or a portion of these shares under the Securities Act on a Form S-1 registration statement. The request for this registration must include at least 15% of the number of shares then held by the holders granted registration rights or the number of shares sufficient to result in net proceeds in excess of $15 million. We are obligated to effect no more than three of these registrations on a Form S-1 registration statement, but we are not required to effect any demand registration within 180 days after any other registration statement (on any form other than the Form S-4 or the Form S-8) involving our common stock has become effective or has been filed and not withdrawn.

   The holders of common stock issued or issuable upon the automatic conversion of the preferred stock also have the right to request that we register these shares under the Securities Act on a Form S-3 registration statement, if and when we qualify to use this form of registration statement. There is no limit on the number of registrations on Form S-3 that these holders may request, except that no holder may request more than two of these registrations in any twelve month period and each request must include shares having an aggregate offering price of at least $1 million.

   In addition, each of the holders indicated above has certain "piggyback" registration rights. These rights may require that we include all or a portion of their common stock issued or issuable upon the automatic conversion of the preferred stock in any registration of our common stock. In connection with any of these offerings, the managing underwriter can limit the number of shares held by persons with "piggyback" registration rights to be included in these registrations. These rights are not exercisable in connection with registrations relating to certain offerings in connection with the registration of securities under an employee benefit plan or issued in a business combination or a registered exchange offer.

   We will be responsible for all expenses incurred in connection with the registration rights above, excluding underwriting discounts or commissions.

Transfer Agent And Registrar

   The Transfer Agent and Registrar for the common stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Future sales of substantial amounts of common stock in the public market could lower prevailing market prices. As described below, 152,713 shares currently outstanding will be available for sale immediately after this offering. Sales of substantial amounts of our common stock in the public market after the restrictions lapse could harm the prevailing market price and impair our ability to raise equity capital in the future.

   Upon completion of the offering, we will have 22,577,320 outstanding shares of common stock. We will have additional options outstanding to purchase 2,281,007 shares of common stock, of which 410,708 are vested and exercisable as of January 21, 2000. Of the shares outstanding, the 2,750,000 shares to be sold in this offering, plus any shares issued upon exercise of the underwriters' over-allotment option, will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. In general, affiliates include officers, directors or 10% stockholders.

   The remaining 14,997,320 shares outstanding are "restricted securities" within the meaning of Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below. Sales of the restricted securities in the public market, or the availability of these shares for sale, could adversely affect the market price of the common stock.

   We anticipate that our directors, officers and significant securityholders will enter into lock-up agreements in connection with this offering generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 90 days after the date of this prospectus or May 18, 2000, whichever is later, without the prior written consent of Hambrecht & Quist LLC. Taking into account the lock-up agreements, and assuming Hambrecht & Quist LLC does not release stockholders from these agreements, the number of shares that will be available for sale in the public market under the provisions of Rule 144, 144(k) and 701 will be as follows:

  . Beginning on the effective date of this prospectus, only the shares sold in this offering and an additional 152,713 shares will be immediately available for sale in the public market.

  . Beginning the later of 90 days after the effective date or May 18, 2000, approximately 8,334,939 shares will be eligible for sale.

  In general, under Rule 144, after the expiration of the lock-up agreements, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . one percent of the number of shares of common stock outstanding at that time which will equal approximately 232,990 shares immediately after the offering; or

  . the average weekly trading volume of the common stock during the four calendar weeks preceding the sale.

   Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

   Rule 701 permits our employees, officers, directors or consultants who purchased shares pursuant to a written compensatory plan or contract to resell these shares in reliance upon Rule 144 but without compliance with specific restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144.

   Following the closing of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock subject to outstanding options under our 1998 Stock Option Plan and nonstatutory stock option agreements which are outside of this plan. Based on the number of shares subject to outstanding options as of January 21, 2000 and currently reserved for issuance under this plan and these agreements, this registration statement would cover approximately 2,807,570 shares. This registration statement will automatically become effective upon filing. Accordingly, subject to the exercise of these options, shares registered under such registration statement will be available for sale in the open market immediately after the expiration of the later of the 90 day lock-up period or May 18, 2000.

                                  UNDERWRITING

   The underwriters named below, through their representatives, Hambrecht & Quist LLC, FleetBoston Robertson Stephens Inc., Thomas Weisel Partners LLC and PaineWebber Incorporated, have severally agreed to purchase, and we and the selling stockholders have agreed to sell them, an aggregate of 2,750,000 shares of common stock pursuant to an underwriting agreement. The number of shares of common stock that each underwriter has agreed to purchase is listed opposite its name below:

         Name
         ----
      Hambrecht & Quist LLC...........................................
      FleetBoston Robertson Stephens Inc..............................
      Thomas Weisel Partners LLC......................................
      PaineWebber Incorporated........................................










                                                                       ---------
      Total........................................................... 2,750,000
                                                                       =========

   The underwriting agreement provides that the obligations of the underwriters are conditioned on the absence of any material adverse change in our business and the receipt of certificates, opinions and letters from us and the selling stockholders, their counsel and the independent auditors. The nature of the underwriters' obligation is such that they are committed to purchase all shares of common stock offered by this prospectus if any of the shares are purchased.

   The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares of common stock.

Underwriting Discounts and Commissions Payable by Us

                                             Without Over-        With Over-
                                           Allotment Exercise Allotment Exercise
                                           ------------------ ------------------
      Per Share...........................       $                  $
        Total.............................       $                  $

   We estimate that the total expenses of this offering, excluding underwriting
discounts and commissions, will be approximately $   million.

   The underwriters initially propose to offer part of the shares of common stock directly to the public at the initial public offering price listed on the cover page of this prospectus and part to selected dealers at a price that
represents a concession not in excess of $   per share under the public
offering price. The underwriters may allow, and such dealers may reallow a
concession not in excess of $   per share to other underwriters or selected
other dealers. After the initial public offering of the shares of common stock, the offering price and other selling terms may be changed by the representatives of the underwriters.

   In the underwriting agreement, we and the selling stockholders have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to an aggregate of 412,500 additional shares of common stock at the public offering price, less underwriting discounts and commissions, listed on the cover page of this prospectus. To the extent that the underwriters exercise this option, each underwriter will have a firm commitment to purchase approximately the same percentage which the number of shares of common stock to be purchased by it shown in the above table bears to the total number of shares of common stock offered by this prospectus.

   The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part. LifeMinders.com and the selling stockholders have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make with respect to these liabilities.

   We anticipate that our directors, officers and our significant stockholders will agree not to directly or indirectly, without the prior written consent of Hambrecht & Quist LLC on behalf of the underwriters, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise, during the later of the 90-day period following the date of this prospectus or May 18, 2000:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (whether any such shares or any such securities are then owned by such person or are later acquired directly from us); or

  . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock.

   We have also agreed that we will not, without the prior written consent of Hambrecht & Quist LLC, offer or sell any shares of common stock, options or warrants to acquire shares of our common stock or securities exchangeable for or convertible into shares of common stock during the later of the 90-day period following the date of this prospectus or May 18, 2000. We may issue shares upon the exercise of options granted prior to the date of this prospectus, and may grant additional options under our stock option plans, providing that, without the prior written consent of Hambrecht & Quist LLC, the additional options shall not be exercisable during the later of the 90-day period following the date of this prospectus or May 18, 2000.

   The restrictions described in the previous paragraph do not apply to:

  . the sale to the underwriters of the shares of common stock under the underwriting agreement;

  . the issuance of shares of our common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus which is described in the prospectus;

  . transactions by any person other than LifeMinders.com relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares of common stock; or

  . issuance of shares of common stock or options to purchase shares of common stock pursuant to our employee benefit plans as in existence on the date of the prospectus and consistent with past practices.

   The underwriters participating in this offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the common stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the common stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of common stock sold by the syndicate member are purchased in syndicate covering transactions. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise. Stabilizing, if commenced, may be discontinued at any time.

   Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners LLC has been named as a lead or co-manager of 79 filed public offerings of equity securities, of which 53 have been completed, and has acted as a syndicate member in an additional 39 public offerings of equity securities. We have an agreement with Thomas Weisel Partners LLC under which they provide financial advisory and investment banking services to us. In connection with the closing of our offering of Series E preferred stock, Thomas Weisel Partners LLC received a cash fee equal to 10% of the proceeds of the offering. Thomas Weisel Partners LLC does not have any other material relationship with us or any of our officers, directors or controlling persons, except with respect to its contractual relationship with us under the underwriting agreement entered into in connection with this offering.

                                 LEGAL MATTERS

   The legality of the securities in this offering will be passed upon for us by our counsel, Brobeck, Phleger & Harrison LLP of Washington, DC. Agreed upon legal matters will be passed upon for the underwriters by its counsel, Cooley Godward LLP of Reston, Virginia.

                                    EXPERTS

   Our financial statements at December 31, 1997, 1998 and September 30, 1999, and for the period from August 9, 1996 (Date of Inception) through December 31, 1996, and for the years ended December 31, 1997 and 1998, and for the nine month periods ended September 30, 1998 and 1999 appearing in this prospectus and registration statement have been audited by PricewaterhouseCoopers LLP, independent accountants, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

   We filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules filed therewith. For further information with respect to LifeMinders.com and the common stock offered hereby, reference is made to the registration statement and to the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W. Washington, D.C. 20549, and at the SEC's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part of the registration statement may be obtained from such offices upon payment of the fees prescribed by the SEC. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

   Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the regional offices, public reference facilities and Web site of the SEC referred to above.

                             LIFEMINDERS.COM, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                         Page(s)
                                                                         -------
Report of Independent Accountants......................................    F-2

Balance Sheets as of December 31, 1997, 1998 and September 30, 1999....    F-3

Statements of Operations for the period from August 9, 1996 (date of inception) to December 31, 1996, for the years ended December 31, 1997 and 1998 and for the nine month periods ended September 30, 1998 and
 1999..................................................................    F-4

Statements of Changes in Stockholders' Equity (Deficit) for the period from August 9, 1996 (date of inception) to December 31, 1996, for the years ended December 31, 1997 and 1998 and for the nine month period
 ended September 30, 1999..............................................    F-5

Statements of Cash Flows for the period from August 9, 1996 (date of inception) to December 31, 1996, for the years ended December 31, 1997 and 1998 and for the nine month periods ended September 30, 1998 and
 1999..................................................................    F-6

Notes to Financial Statements..........................................    F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of LifeMinders.com, Inc.

   In our opinion, the accompanying balance sheets and the related statements of operations, changes in stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of LifeMinders.com, Inc. (the Company) at December 31, 1997, 1998 and September 30, 1999 and the results of its operations and its cash flows for the period from August 9, 1996 (date of inception) to December 31, 1996, and for each of the years ended December 31, 1997, 1998, and for each of the nine month periods ended September 30, 1998 and 1999 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                           /s/ PricewaterhouseCoopers LLP
McLean, Virginia
October 21,1999

                             LIFEMINDERS.COM, INC.

                                 BALANCE SHEETS

                                               December 31,
                                           ----------------------  September 30,
                                             1997        1998          1999
                                           ---------  -----------  -------------
                 Assets
Current assets:
 Cash and cash equivalents...............  $ 792,553  $   232,073   $11,279,137
 Accounts receivable, net................        --           --      4,167,570
 Prepaid expenses and other current
  assets.................................        --           --      6,990,942
                                           ---------  -----------   -----------
 Total current assets....................    792,553      232,073    22,437,649
Property and equipment, net..............      4,599       46,228     2,736,653
Deferred offering costs..................        --           --        174,284
                                           ---------  -----------   -----------
 Total assets............................  $ 797,152  $   278,301   $25,348,586
                                           =========  ===========   ===========
   Liabilities, Mandatorily Redeemable
     Convertible Preferred Stock and
      Stockholders' Equity (Deficit)
Current liabilities:
 Accounts payable........................  $      --  $    42,368   $ 3,273,231
 Accrued expenses........................     48,486       79,972     1,036,241
 Deferred revenue........................        --       355,000       120,274
 Note payable............................        --           --         67,494
                                           ---------  -----------   -----------
 Total current liabilities...............     48,486      477,340     4,497,240
Note payable, net of current portion.....        --           --         94,492
Deferred rent............................        --           --         38,925
                                           ---------  -----------   -----------
 Total liabilities.......................     48,486      477,340     4,630,657
                                           ---------  -----------   -----------
Commitments and contingencies
Mandatorily redeemable convertible
 preferred stock:
 Series A, $.01 par value; 1,000,000
  shares authorized, issued and
  outstanding at December 31, 1997, 1998
  and September 30, 1999 (liquidation
  preference of $1,524,002 as of
  September 30, 1999)....................    866,338      980,486     1,054,704
 Series B, $.01 par value; 1,000,000
  authorized shares; no shares issued and
  outstanding at December 31, 1997 and
  1,000,000 shares issued and outstanding
  at December 31, 1998 and September 30,
  1999 (liquidation preference of
  $1,476,224 as of September 30, 1999)...        --     1,042,889     1,102,889
 Series C, $.01 par value; 2,620,373
  authorized shares; no shares issued at
  December 31, 1997 and 1998; 2,620,373
  shares issued and outstanding at
  September 30, 1999 (liquidation
  preference of $4,993,333 as of
  September 30, 1999)....................        --           --      4,135,596
 Series D, $.01 par value; 2,252,874
  authorized shares; no shares issued at
  December 31, 1997 and 1998; 2,252,874
  shares issued and outstanding at
  September 30, 1999 (liquidation
  preference of $13,497,333 as of
  September 30, 1999)....................        --           --     10,774,839
 Series E, $.01 par value; 2,791,993
  authorized shares; no shares issued at
  December 31, 1997 and 1998; 2,791,993
  shares issued and outstanding at
  September 30, 1999 (liquidation
  preference of $31,042,639 as of
  September 30, 1999)....................        --           --     20,652,762
                                           ---------  -----------   -----------
 Total mandatorily redeemable convertible
  preferred stock........................    866,338    2,023,375    37,720,790
                                           ---------  -----------   -----------
Stockholders' equity (deficit):
 Common stock, $.01 par value; 6,250,000
  and 6,550,000 and 25,000,000 shares
  authorized at December 31, 1997 and
  1998 and September 30, 1999
  respectively; 3,274,998 shares issued
  and outstanding at December 31, 1997,
  1998 and 3,349,373 shares issued and
  outstanding at September 30, 1999 .....     32,750       32,750        33,494
 Additional paid-in capital..............    363,751      206,215     2,027,253
 Deferred compensation on employee stock
  options................................        --           --     (2,148,988)
 Accumulated deficit.....................   (514,173)  (2,461,379)  (16,914,620)
                                           ---------  -----------   -----------
 Total stockholders' equity (deficit)....   (117,672)  (2,222,414)  (17,002,861)
                                           ---------  -----------   -----------
 Total liabilities, mandatorily
  redeemable convertible preferred stock
  and stockholders' equity (deficit).....  $ 797,152  $   278,301   $25,348,586
                                           =========  ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                             LIFEMINDERS.COM, INC.

                            STATEMENTS OF OPERATIONS

                            For the
                             period
                           August 9,
                              1996
                            (date of                           For the nine month periods
                          inception),   For the year ended               ended
                               to          December 31,              September 30,
                          December 31, ----------------------  ---------------------------
                              1996       1997        1998          1998          1999
                          ------------ ---------  -----------  ------------- -------------
Revenue:
 Advertising............    $    --    $  67,126  $    56,750  $     26,750  $   4,064,962
 Opt-in.................         --          --           --            --       1,914,531
                            --------   ---------  -----------  ------------  -------------
  Total revenue.........         --       67,126       56,750        26,750      5,979,493
Cost of revenue.........         --       37,249       59,472        30,500        471,907
                            --------   ---------  -----------  ------------  -------------
Gross margin (loss).....         --       29,877       (2,722)       (3,750)     5,507,586
                            --------   ---------  -----------  ------------  -------------
Operating expenses:
 Sales and marketing....      15,965     147,325      868,706       591,359     16,465,006
 Research and
  development...........       9,800     240,498      373,788       285,784      1,012,603
 General and
  administrative........       9,308     127,132      726,505       485,634      2,338,784
 Stock-based
  compensation..........         --          --           --            --         268,671
                            --------   ---------  -----------  ------------  -------------
  Total operating
   expenses.............      35,073     514,955    1,968,999     1,362,777     20,085,064
                            --------   ---------  -----------  ------------  -------------
Loss from operations....     (35,073)   (485,078)  (1,971,721)   (1,366,527)   (14,577,478)
Interest income, net....         --        5,978       24,515        22,550        124,237
                            --------   ---------  -----------  ------------  -------------
  Net loss..............     (35,073)   (479,100)  (1,947,206)   (1,343,977)   (14,453,241)
Accretion on mandatorily
 redeemable convertible
 preferred stock........         --          --      (157,037)     (108,500)      (664,377)
                            --------   ---------  -----------  ------------  -------------
Net loss available to
 common stockholders....    $(35,073)  $(479,100) $(2,104,243) $ (1,452,477) $ (15,117,618)
                            ========   =========  ===========  ============  =============
Basic and diluted net
 loss per common share..    $  (0.04)  $   (0.19) $     (0.64) $      (0.44) $       (4.59)
                            ========   =========  ===========  ============  =============
Weighted average common
 shares and common share
 equivalents............     798,220   2,530,228    3,275,000     3,275,000      3,296,181
                            ========   =========  ===========  ============  =============
Unaudited pro forma data
 (Note 2):
 Basic and diluted net
  loss per common
  share.................                          $     (0.40)               $       (1.50)
                                                  ===========                =============
 Weighted average common
  shares and common
  share equivalents.....                            5,202,083                   10,082,775
                                                  ===========                =============

   The accompanying notes are an integral part of these financial statements.

                             LIFEMINDERS.COM, INC.

            STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                 Deferred
                                    Common stock    Common stock                   stock
                    Common stock       Class A         Class B     Additional  compensation                Treasury stock
                  ----------------- --------------  -------------   paid-in     on employee  Accumulated   ----------------
                   Shares   Amount  Shares  Amount  Shares Amount   capital    stock options   deficit      Shares   Amount
                  --------- ------- ------  ------  ------ ------  ----------  ------------- ------------  --------  ------
Issuance of
Class A common
stock at
inception on
August 9, 1996..        --  $   --   1,250  $  13     --   $ --    $    9,987   $       --   $        --        --   $ --
Net loss........        --      --     --     --      --     --           --            --        (35,073)      --     --
                  --------- ------- ------  -----    ----  -----   ----------   -----------  ------------  --------  -----
Balance,
December 31,
1996............        --      --   1,250     13     --     --         9,987           --        (35,073)      --     --
Issuance of
Class B common
stock...........        --      --     --     --      374      4       52,561           --            --        --     --
Conversion of
Class B common
stock to
Series A common
stock...........        --      --     536      5    (374)    (4)          (1)          --            --        --     --
Issuance of
1,618.6144
shares of common
stock for each
Class A common
stock share and
cancellation of
Class A common
stock...........  2,891,248  28,913 (1,786)   (18)    --     --       (28,895)          --            --        --     --
Conversion of
note payable to
common stock....    321,250   3,212    --     --      --     --       196,788           --            --        --     --
Issuance of
stock options to
purchase common
stock in
connection with
the Series A
convertible
preferred stock
issuance........        --      --     --     --      --     --        38,000           --            --        --     --
Issuance of
common stock....     62,500     625    --     --      --     --          (525)          --            --        --     --
Issuance of
warrants in
connection with
the Series A
convertible
preferred stock
issuance........        --      --     --     --      --     --        51,000           --            --        --     --
Contribution by
stockholder.....        --      --     --     --      --     --        20,200           --            --        --     --
Forgiveness of
loan payable to
stockholders in
lieu of
contributions...        --      --     --     --      --     --        24,636           --            --        --     --
Net loss........        --      --     --     --      --     --           --            --       (479,100)      --     --
                  --------- ------- ------  -----    ----  -----   ----------   -----------  ------------  --------  -----
Balance,
December 31,
1997............  3,274,998  32,750    --     --      --     --       363,751           --       (514,173)      --     --
Acquisition of
treasury stock..        --      --     --     --      --     --           --            --            --     62,500   (500)
Exercise of
stock option in
connection with
the preferred
stock offering..        --      --     --     --      --     --          (499)          --            --    (62,500)   500
Accretion on
mandatorily
redeemable
convertible
preferred
stock...........        --      --     --     --      --     --      (157,037)          --            --        --     --
Net loss........        --      --     --     --      --     --           --            --     (1,947,206)      --     --
                  --------- ------- ------  -----    ----  -----   ----------   -----------  ------------  --------  -----
Balance,
December 31,
1998............  3,274,998  32,750    --     --      --     --       206,215           --     (2,461,379)      --     --
Accretion on
mandatorily
redeemable
convertible
preferred stock
 ................        --      --     --     --      --     --      (664,377)          --            --        --     --
Exercise of
stock options ..     74,375     744    --     --      --     --        58,756           --            --        --     --
Issuance of
stock options in
exchange for
services .......        --      --     --     --      --     --         9,000           --            --        --     --
Deferred
compensation ...        --      --     --     --      --     --     2,417,659    (2,417,659)          --        --     --
Amortization of
deferred
compensation ...        --      --     --     --      --     --           --        268,671           --        --     --
Net loss .......        --      --     --     --      --     --           --                  (14,453,241)      --     --
                  --------- ------- ------  -----    ----  -----   ----------   -----------  ------------  --------  -----
Balance,
September 30,
1999 ...........  3,349,373 $33,494    --   $ --      --   $ --    $2,027,253   $(2,148,988) $(16,914,620)      --   $ --
                  ========= ======= ======  =====    ====  =====   ==========   ===========  ============  ========  =====
                     Total
                  -------------
Issuance of
Class A common
stock at
inception on
August 9, 1996..  $     10,000
Net loss........       (35,073)
                  -------------
Balance,
December 31,
1996............       (25,073)
Issuance of
Class B common
stock...........        52,565
Conversion of
Class B common
stock to
Series A common
stock...........           --
Issuance of
1,618.6144
shares of common
stock for each
Class A common
stock share and
cancellation of
Class A common
stock...........           --
Conversion of
note payable to
common stock....       200,000
Issuance of
stock options to
purchase common
stock in
connection with
the Series A
convertible
preferred stock
issuance........        38,000
Issuance of
common stock....           100
Issuance of
warrants in
connection with
the Series A
convertible
preferred stock
issuance........        51,000
Contribution by
stockholder.....        20,200
Forgiveness of
loan payable to
stockholders in
lieu of
contributions...        24,636
Net loss........      (479,100)
                  -------------
Balance,
December 31,
1997............      (117,672)
Acquisition of
treasury stock..          (500)
Exercise of
stock option in
connection with
the preferred
stock offering..             1
Accretion on
mandatorily
redeemable
convertible
preferred
stock...........      (157,037)
Net loss........    (1,947,206)
                  -------------
Balance,
December 31,
1998............    (2,222,414)
Accretion on
mandatorily
redeemable
convertible
preferred stock
 ................      (664,377)
Exercise of
stock options ..        59,500
Issuance of
stock options in
exchange for
services .......         9,000
Deferred
compensation ...           --
Amortization of
deferred
compensation ...       268,671
Net loss .......   (14,453,241)
                  -------------
Balance,
September 30,
1999 ...........  $(17,002,861)
                  =============

  The accompanying notes are an integral part of these financial statements.

                             LIFEMINDERS.COM, INC.

                            STATEMENTS OF CASH FLOWS

                           For the
                            period
                          August 9,
                          1996 (date
                              of                                  For the nine month
                          inception)    For the year ended          periods ended
                              to           December 31,             September 30,
                         December 31, -----------------------  -------------------------
                             1996        1997        1998         1998          1999
                         ------------ ----------  -----------  -----------  ------------
Cash flows from
 operating activities:
 Net loss..............    $(35,073)  $ (479,100) $(1,947,206) $(1,343,977) $(14,453,241)
 Adjustments to
  reconcile net loss to
  net cash used in
  operating activities:
 Depreciation..........         --           271        8,234        4,529       200,894
 Allowance for doubtful
  accounts receivable..         --           --           --           --        201,232
 Amortization of
  deferred compensation
  on employee stock
  options..............         --           --           --           --        268,671
 Issuance of common
  stock and stock
  options in exchange
  for services.........         --         2,565          --           --          9,000
 Changes in assets and
  liabilities:
  Accounts receivable..         --           --           --      (106,750)   (4,368,802)
  Prepaid expenses and
   other current
   assets..............         --           --           --           --     (6,990,942)
  Deferred offering
   costs...............         --           --           --           --       (174,284)
  Accounts payable.....         --           --        42,368       60,051     3,230,863
  Accrued expenses.....         --        48,486       31,486      (48,486)      956,269
  Deferred revenue.....         --           --       355,000      105,000      (234,726)
  Deferred rent........         --           --           --           --         38,925
                           --------   ----------  -----------  -----------  ------------
   Net cash used in
    operating
    activities.........     (35,073)    (427,778)  (1,510,118)  (1,329,633)  (21,316,141)
                           --------   ----------  -----------  -----------  ------------
Cash flows from
 investing activities:
 Acquisition of
  property and
  equipment............         --        (4,870)     (49,863)     (43,401)   (2,891,319)
                           --------   ----------  -----------  -----------  ------------
   Net cash used in
    investing
    activities.........         --        (4,870)     (49,863)     (43,401)   (2,891,319)
                           --------   ----------  -----------  -----------  ------------
Cash flows from
 financing activities:
 Proceeds from
  borrowings on notes
  payable to
  stockholders.........      35,236       53,319          --           --            --
 Payments on notes
  payable to
  stockholders.........     (10,000)     (53,919)         --           --            --
 Issuance of preferred
  stock................         --     1,000,000          --           --     37,178,289
 Cash paid for offering
  costs in connection
  with issuance of
  preferred stock......         --       (44,662)         --           --     (2,145,251)
 Proceeds from the
  exercise of Series B
  preferred warrants...         --           --     1,000,000    1,000,000           --
 Proceeds from issuance
  of note payable......         --       200,000          --           --        161,986
 Purchase of treasury
  stock................         --           --          (500)        (500)          --
 Proceeds from issuance
  of common stock......      10,000       50,100            1            1           --
 Exercise of stock
  options..............         --           --           --           --         59,500
 Stockholder cash
  capital
  contribution.........         --        20,200          --           --            --
                           --------   ----------  -----------  -----------  ------------
   Net cash provided by
    financing
    activities.........      35,236    1,225,038      999,501      999,501    35,254,524
                           --------   ----------  -----------  -----------  ------------
Net increase (decrease)
 in cash and cash
 equivalents...........         163      792,390     (560,480)    (373,533)   11,047,064
Cash and cash
 equivalents, beginning
 of period.............         --           163      792,553      792,553       232,073
                           --------   ----------  -----------  -----------  ------------
Cash and cash
 equivalents, end of
 period................    $    163   $  792,553  $   232,073  $   419,020  $ 11,279,137
                           ========   ==========  ===========  ===========  ============
Supplemental
 disclosures of non-
 cash investing and
 financing activities:
 Conversion of note
  payable to common
  stock................    $    --    $  200,000  $       --   $       --   $        --
                           ========   ==========  ===========  ===========  ============
 Forgiveness of notes
  payable to
  stockholders.........    $    --    $   24,636  $       --   $       --   $        --
                           ========   ==========  ===========  ===========  ============
 Conversion of notes
  payable due to
  stockholders to
  common stock.........    $ 10,000   $      --   $       --   $       --   $        --
                           ========   ==========  ===========  ===========  ============
 Issuance of common
  stock in exchange for
  services.............    $    --    $    2,565  $       --   $       --   $        --
                           ========   ==========  ===========  ===========  ============
 Issuance of warrants
  in connection with
  Series A convertible
  preferred stock
  issuance.............    $    --    $   51,000  $       --   $       --   $        --
                           ========   ==========  ===========  ===========  ============
 Issuance of stock
  options in exchange
  for services.........    $    --    $      --   $       --   $       --   $      9,000
                           ========   ==========  ===========  ===========  ============
 Accretion of
  mandatorily
  redeemable
  convertible preferred
  stock................    $    --    $      --   $   157,037  $   108,500  $    664,377
                           ========   ==========  ===========  ===========  ============

   The accompanying notes are an integral part of these financial statements.

                             LIFEMINDERS.COM, INC.
                         NOTES TO FINANCIAL STATEMENTS

1. Nature of Business and Financing of Start-Up Operations

   LifeMinders is an online direct marketing company that provides personalized content and advertisements via e-mail to a community of members. E-mail messages contain reminders and tips that enable the Company's members to better organize and manage their lives. Proprietary member information and targeting capabilities provide advertising partners the opportunity to more effectively reach their target audiences.

   The Company was incorporated in Maryland on August 9, 1996 ("Date of Inception") under the name of MinderSoft, Inc. In January 1999, we changed our name to LifeMinders.com, Inc. The Company was reincorporated in Delaware in July 1999. From 1996 to 1998, the Company entered into arrangements with national retailers to distribute reminder products in software form on disk. In late 1998, the Company revised its strategy to become an online direct marketing company that provides personalized content and advertisements via e-mail to a loyal community of members.

   On October 21, 1999, the Board of Directors approved a 5 for 4 common stock split in connection with the filing of its initial public offering. The conversion ratio of the mandatorily redeemable convertible preferred stock will be adjusted from a 1 for 1 conversion ratio to a 5 for 4 conversion ratio in connection with the stock split. The financial statements of the Company, including all shares and per share data, have been retroactively restated to reflect the 5 for 4 common stock split for all periods presented.

   The Company was considered to be in the development stage from inception through March 31, 1999 as it was devoting substantially all of its efforts to establishing a new business, developing the design of its database marketing product, raising capital, financial planning and market development. Although revenue commenced in 1997 and continued during 1998, this revenue was generated from distribution arrangements for its software based products and not from planned principal operations. During the three month period ended March 31, 1999, the Company generated revenue of $23,322 (unaudited) from planned operations. Subsequent to March 31, 1999, the Company ceased being a development stage enterprise generating revenue of approximately $6 million from planned principal operations which consisted of Internet related services.

   Initial Public Offering --In September 1999, the Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission (SEC) that would permit the Company to sell shares of common stock in connection with a proposed initial public offering (IPO). If the IPO is consummated under the terms presently anticipated, upon the closing of the proposed IPO all of the then outstanding shares of the Company's mandatorily redeemable convertible preferred stock will automatically convert into shares of common stock on a five for four basis.

2. Summary of Significant Accounting Policies

   The significant accounting policies followed by the Company in the preparation of these financial statements are as follows:

 Use of Estimates

   The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from these estimates.

                             LIFEMINDERS.COM, INC.

 Cash and Cash Equivalents

   Highly liquid investments having original maturities of 90 days or less at the date of acquisition are classified as cash equivalents. The carrying value of cash equivalents approximate fair value.

 Property and Equipment

   Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years. When property and equipment is retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in operations.

 Research and Development Costs

   Research and development costs are expensed as incurred.

 Revenue Recognition

   During 1997 and 1998, the Company's revenue was generated from distribution agreements for software-based products. Revenue from these agreements has been recognized as the services were performed.

   During 1999, revenue was generated primarily by advertising and opt-in services.

   Advertising

     Advertising arrangements consist primarily of advertisements that are displayed with the Company's e-mails. Generally, advertisers pay the Company and the Company recognizes revenue on a per e-mail basis, based on the number of e-mails delivered to the Company's members in which the advertisements are displayed. From time to time, the Company may guarantee a minimum number of e-mails to be delivered containing an advertisement directed at a specific group. Under these contracts, the Company is not required to forfeit fees received for e-mails previously delivered. We have historically fulfilled our guaranteed minimum number of e-mails and have not had any disputes with advertisers regarding the guaranteed minimum number of e-mails. Currently, there are no contracts that have a guaranteed minimum number of e-mails that will generate a material amount of revenues. The Company may also guarantee a minimum number of sales orders for the advertiser based on the e-mails delivered. Under these contracts the Company defers all revenue until notification is received from the advertiser that the minimum number of sales orders have been achieved by the advertiser. In addition, the Company may provide advertisers the opportunity for the exclusive right to sponsor advertisements within a specific e-mail category for a specified period of time for a fixed fee. Under these contracts the Company recognizes revenue during the period the advertisement is displayed in the Company's e-mails since there is no obligation to provide a minimum number of e-mails for that individual advertiser during the specific period. The Company's advertising contracts generally have average terms ranging from one to six months.

     Advertising revenue also includes barter transactions, where the Company exchanges advertising space on their e-mails for reciprocal advertising space or traffic on other Web sites. Revenue from these barter transactions is recorded at the estimated fair value of the advertisements delivered and is recognized when the advertisements are included in the Company's e-mails. No gain or loss results from these barter transactions as the revenue recognized equals the advertising costs incurred. For the nine month period ended September 30, 1999, barter revenue was less than 5% of net revenues. LifeMinders.com did not enter into barter transactions prior to 1999.

                             LIFEMINDERS.COM, INC.

   Opt-in Services

     Revenue is recognized as affirmative member responses to the advertisers' newsletters and other promotions offered during the Company's sign up process. The Company derives revenue from its services through fees that its opt-in advertising partners pay. The Company records revenue net of estimated duplicate member responses to its opt-in partners' newsletters and other promotions.
  Duplicate member responses are names the Company provides to opt-in advertising partners for which the Company's members have previously registered either through the Company's sign up process or with the Company's opt-in advertising partners directly. For the nine month period ended September 30, 1999, revenue was recorded net of approximately $443,000 for estimated duplicate member responses to the Company's opt-in partners' newsletters and other promotions.

   Cash received in advance of advertising and opt-in services is recorded as deferred revenue and recognized as revenue as services are performed.

 Concentration of Credit Risk

   Financial instruments which potentially subject the Company to concentration of credit risk consist of cash and cash equivalents and accounts receivable.

   The Company's cash and cash equivalents are maintained at one U.S. financial institution. Deposits held with banks may exceed the amount of insurance provided on such deposits. The majority of the Company's cash equivalents are invested in short-term commercial paper.

   Revenue for the years ended December 31, 1997 and 1998 and accounts receivable as of September 30, 1999 were concentrated as follows (amounts represent the percentage of total revenue and accounts receivable), respectively:

                                                                     Accounts
                                                        Revenue     Receivable
                                                      ------------ -------------
                                                        For the
                                                       year ended
                                                      December 31,
                                                      ------------ September 30,
                                                      1997   1998      1999
                                                      ------------ -------------
   Lowes.............................................  100%      *         *
   The Home Depot....................................     *  88.1%         *
   Netcentives.......................................     *      *     13.7%
   PETsMART.com......................................     *      *     12.9%

  * Represents less than 10% of total.

 Advertising Costs

   Costs related to advertising and promotion of services is charged to sales and marketing expense as incurred. Cash paid in advance of advertising and services received is recorded as prepaid expenses which is amortized as services are received. Advertising costs for the years ended December 31, 1996, 1997, 1998 and for the nine months ended September 30, 1998 were considered immaterial. Advertising costs for the nine months ended September 30, 1999 were approximately $15,666,000. At September 30, 1999, approximately $6,779,000 of prepaid advertising expense is included in prepaids and other current assets.

                             LIFEMINDERS.COM, INC.

 Income Taxes

   Prior to November 1997, the Company was organized as an S Corporation and taxable income was included in the individual tax returns of the stockholders. In conjunction with the Company's preferred stock financing during 1997, the Company terminated its Subchapter S corporation election for tax. The Company, now a C corporation, is subject to federal and state income taxes and recognizes deferred taxes using the liability approach under which deferred income taxes are calculated based on the differences between the financial and tax bases of assets and liabilities based upon enacted tax laws and rates applicable to the periods in which the taxes become payable. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

   The provision for income taxes consists of the Company's current tax provision (benefit) for federal and state income taxes and the changes in the deferred tax asset and liability during the period.

 Stock Based Compensation

   The Company measures compensation expense for its employee stock-based compensation using the intrinsic value method and provides pro forma disclosures of net loss as if the fair value method had been applied in measuring compensation expense. Under the intrinsic value method of accounting for stock-based compensation, when the exercise price of options granted to employees is less than the estimated fair value of the underlying stock on the date of grant, deferred compensation is recognized and is amortized to compensation expense over the applicable vesting period.

 Impairment of Long-lived Assets

   The Company evaluates the recoverability of the carrying value of its long-lived assets periodically. The Company considers historical performance and anticipated future results in its evaluation of potential impairment. Accordingly, when indicators of impairment are present, the Company evaluates the carrying value of these assets in relation to the operating performance of the business and future discounted and undiscounted cash flows expected to result from the use of these assets. Impairment losses are recognized when the sum of expected future cash flows are less than the assets' carrying value. No such impairment losses have been recognized to date.

 Basic and Diluted Net Loss Per Common Share

   Basic net loss per common share is based on the weighted average number shares of common stock outstanding during each year. Diluted net loss per common share is based on the weighted average number of shares of common stock outstanding during each year, adjusted for the effect of common stock equivalents arising from the assumed exercise of stock options, if dilutive.

 Pro Forma Net Loss Per Share (unaudited)

   Pro forma net loss per share for the year ended December 31, 1998 and for the nine months ended September 30, 1999 is computed using the weighted average number of common shares outstanding including the pro forma effects of the automatic conversion of the Company's Series A, Series B, Series C, Series D and Series E preferred stock outstanding as of September 30, 1999 into shares of the Company's common stock effective upon the closing of the Company's initial public offering. The resulting pro forma adjustment results in an increase in the weighted average shares used to compute basic and diluted net loss per share of 1,927,083 shares for the year ended December 31, 1998 and 6,786,594 shares for the nine

                             LIFEMINDERS.COM, INC.

months ended September 30, 1999 and a pro forma basic and diluted net loss per common share of $0.40 and $1.50, respectively. Pro forma common equivalent shares, comprised of incremental common shares issuable upon the exercise of stock options, are not included in the pro forma diluted net loss per share because they would be antidilutive.

 Comprehensive Income

   The Company has adopted the accounting treatment prescribed by SFAS 130, Comprehensive Income. The adoption of this statement had no impact on the Company's financial statements because the Company did not have any other comprehensive income components other than net loss during the periods presented.

 Certain Risks and Uncertainties

   The Company is subject to all the risks inherent in an early stage business in the technology industry. The risks include, but are not limited to, limited operating history, limited management resources, reliance on distribution arrangements for software based products for revenue where acceptance of the Company's service on the Internet is uncertain, reliance on relationships with a limited number of customers, dependence on the Internet and related security risks and the changing nature of the Internet industry.

3. Accounts Receivable

                                                                   September 30,
                                                                       1999
                                                                   -------------
     Accounts receivable..........................................  $4,368,802
     Allowance for doubtful accounts..............................    (201,232)
                                                                    ----------
     Accounts receivable, net.....................................  $4,167,570
                                                                    ==========

4. Property and Equipment

   Property and equipment consists of the following:

                                                   December 31,
                                                  ---------------  September 30,
                                                   1997    1998        1999
                                                  ------  -------  -------------
     Furniture and fixtures...................... $  --   $22,204   $  303,691
     Computer equipment..........................  4,870   32,529    2,211,887
     Leasehold improvements......................    --       --       430,474
                                                  ------  -------   ----------
                                                   4,870   54,733    2,946,052
     Less: accumulated depreciation                 (271)  (8,505)    (209,399)
                                                  ------  -------   ----------
     Property and equipment, net................. $4,599  $46,228   $2,736,653
                                                  ======  =======   ==========

5. Borrowings

 Line of Credit

   In November 1998, the Company entered into a $600,000 working capital line of credit with a bank. The line of credit was increased to $1,000,000 upon the receipt of $4,000,000 from institutional venture capital investors in January 1999 in connection with the issuance of Series C mandatorily redeemable convertible preferred stock. The interest rate on the line is the bank's prime rate plus 1.0% per annum

                             LIFEMINDERS.COM, INC.

(8.75% at December 31, 1998 and 9.25% at September 30, 1999). The line of credit is collateralized by substantially all the Company's assets, including intangible assets and future proceeds from such assets. Prior to amendment in August 1999, the credit line included financial and other covenants, including a requirement to maintain a monthly quick ratio of 1 to 1.

   In March 1999, the working capital line of credit of $1,000,000 was reduced by $150,000 which was allocated for a bank credit line.

   On August 19, 1999, the Company amended the $1,000,000 line of credit, which includes $850,000 for working capital expenditures and $150,000 for a business credit line, to be increased to $1,350,000 which includes $1,000,000 for working capital expenditures, $250,000 for a business credit line, and a $100,000 letter of credit for leased office space. The line and business credit line expire on November 10, 1999. No borrowings were outstanding under the line of credit as of December 31, 1998 and September 30, 1999.

   In connection with the amendment, the Company is no longer required to maintain a monthly quick ratio financial covenant of 1 to 1. Fees paid to the bank in relation to the amendment of the line and waiver of the quick ratio financial covenant totaled $50,000.

 Note Payable

   On March 3, 1999, the Company entered into a $200,000 promissory note with the same bank that the Company has the line of credit, for the purpose of equipment and software purchases and general working capital. The Company can draw from the note through November 10, 1999 (draw period). Interest during the draw period is due monthly beginning April 10, 1999 at an annual interest rate of the bank's prime rate plus 1.0%. On November 10, 1999, the outstanding principal balance of the borrowings during the draw period are payable monthly in 24 equal principal payments commencing on December 10, 1999. All remaining principal and accrued but unpaid interest is due on maturity of November 9, 2001. The promissory note is collateralized under the same terms of the line of credit discussed earlier and includes financial and other covenants, including a requirement to maintain a minimum monthly quick ratio of 1.25 to 1. At September 30, 1999, $161,986 was outstanding under this agreement.

6. Mandatorily Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit)

 Common Stock

   On August 9, 1996, the founders of the Company purchased 1,250 shares of the Company's Class A common stock for $10,000 in connection with the Company's formation.

   In June 1997, the founders were issued 374 shares of Class B common stock for a combination of $50,000 in cash and services valued at $2,565. The estimated fair value of services provided was determined by the Board of Directors.

   On October 15, 1997, the Company completed a plan of recapitalization which converted the 374 shares of Class B common stock to 536 shares of Class A common stock. Subsequent to the conversion the Class B common stock was retired.

   On November 12, 1997, the Company issued 1,618.6144 shares of common stock for each share of Class A common stock held by stockholders at such date. Upon the issuance of the 2,891,248 shares of common stock, 1,786 shares of Class A common stock were retired.

                             LIFEMINDERS.COM, INC.

   On November 12, 1997, the Company converted a $200,000, 7% Nonassignable Convertible Note into 321,250 shares of common stock.

   On November 12, 1997, the Company issued one non-employee options to purchase 62,500 shares of common stock for $100 in connection with a consulting agreement for services to raise capital for the Company. These options had a fair value of $38,000 which were recorded as direct issuance costs and offset against the proceeds. The options were exercised on November 12, 1997. The estimated fair value of the options were determined using the American Black-Scholes Model.

   In June 1998, the Company purchased 62,500 shares of common stock at $0.01 per share from the founders of the Company. These treasury shares were re-issued as result of one non-employee exercising a stock option granted during 1997 in the Series A mandatorily redeemable convertible preferred stock issuance. The total exercise price was $1.00.

 Mandatorily Redeemable Convertible Preferred Stock

   As of December 31, 1998, the Company had authorized two classes of mandatorily redeemable convertible preferred stock: Series A and Series B.

   The Company issued 1,000,000 shares of Series A mandatorily redeemable convertible preferred stock on November 12, 1997 for $1.00 per share. In conjunction with this preferred stock sale, the Company issued warrants to purchase 1,000,000 shares of Series B mandatorily redeemable convertible preferred stock at $1.00 per share with an estimated fair value of $51,000 determined using the American Black-Scholes Model. The Series A shares have cumulative preferred dividends of $0.08 per share annually.

   On June 17, 1998, the Company issued 1,000,000 shares of Series B preferred stock at $1.00 per share for total proceeds of $1,000,000 resulting from the exercise of the Series B preferred stock warrants granted in 1997. The Series B preferred stock carry the same terms and conditions as the Series A preferred stock.

   In January 1999, the Company amended its Articles of Incorporation to authorize 2,620,373 shares of $0.01 par value Series C mandatorily redeemable convertible preferred stock and to include the Series A and Series B Preferred Stock as mandatorily redeemable shares. Each shareholder of preferred stock has the right to require the Company to redeem their respective shares upon the earlier of (1) the fifth anniversary of the issuance of the Series C Preferred Stock or (2) the occurrence of a liquidation and or material and incurable breach by the Company of the Amended and Restated Articles of Incorporation. The redemption price is equal to the original issuance price of each respective share, plus all accrued but unpaid dividends. As of September 30, 1999, the preferred stock carrying value has been accreted to increase the carrying value for cumulative dividends and a portion of direct issuance costs.

   On January 29, 1999, the Company issued 2,620,373 shares of Series C convertible preferred stock at an approximate price of $1.53 per share and total proceeds of $4,000,000. The Series C preferred stock are mandatorily redeemable and have the same redemption rights as Series A preferred stock and Series B preferred stock. The Series C shares have cumulative preferred dividends of $0.08 per share annually.

   On May 28, 1999, the Company Amended and Restated its Articles of Incorporation to authorize 2,252,874 shares of Series D mandatorily redeemable convertible preferred stock and issued 2,252,874 shares of Series D convertible preferred stock at an approximate price of $4.71 per share and total proceeds

                             LIFEMINDERS.COM, INC.

of $10,600,000. The Series D preferred stock are to be included as mandatorily redeemable shares. In the May 28, 1999 Amendment to the Articles of Incorporation, the mandatory redemption date for the Series A, Series B and Series C convertible preferred stock has been amended to be the same as the Series D shares which is upon the earlier of (1) the fifth anniversary of the issuance of Series D convertible preferred stock or (2) the occurrence of a liquidation and/or material and incurable breach by the Company of the Amended and Restated Articles of Incorporation. The redemption price is equal to the original issuance price of each respective share, plus all accrued but unpaid dividends. As of September 30, 1999, the preferred stock carrying value has been accreted to increase the carrying value for cumulative dividends and a portion of direct issuance costs.

   The Series D and have the same redemption rights as Series A, Series B and Series C preferred stock. The Series D shares have cumulative preferred dividends of $0.08 per share annually.

   On September 22, 1999, the Company amended and restated its Articles of Incorporation to authorize 2,791,993 shares of Series E mandatorily redeemable convertible preferred stock. On September 23, 1999, the Company issued 2,791,993 shares of Series E mandatorily redeemable convertible preferred stock at an approximate price of $8.09 per share for cash proceeds of approximately $22.6 million. The Series E mandatorily redemption date and rights are the same as the Series A, Series B, Series C and Series D discussed earlier. The redemption price is equal to the original issuance price, plus all accrued but unpaid dividends. As of September 30, 1999, the preferred stock carrying value has been accreted to increase the carrying value for cumulative dividends and a portion of direct issuance costs. The Series E shares have cumulative preferred dividends of $0.08 per share annually.

 Conversion

   Each share of preferred stock is convertible into common stock at the option of the holder at any time at the initial conversion ratio of 1 for 1. The conversion ratio is subject to adjustment for events such as a stock split, stock dividend, or certain issuances of stock. At December 31, 1997 and 1998 the conversion ratio was 1 to 1 and subsequent to September 30, 1999, the conversion ratio was adjusted 5 for 4, giving effect to the October 21, 1999 common stock split.

   Automatic conversion is required if at any time the Company shall effect an initial public offering in which the value of the Company is at least $30,000,000 in an offering of not less than $10,000,000, before deduction of underwriting discounts and registration expenses.

   In the January 29, 1999 Amendment to the Articles of Incorporation, the automatic conversion of convertible preferred stock has been amended to convert upon an initial public offering, net of underwriters' discounts, commissions and registration expense, of at least $15,000,000 and at an offering price in which assuming the conversion of all preferred stock and stock options and other securities exercisable by the Company at that time would be included in the number of common shares multiplied by the offering price would exceed at least $45,000,000 net of underwriters' discounts, commissions and registration expense.

   In the May 28, 1999 Amendment of the Articles of Incorporation, automatic conversion of convertible preferred stock has been amended to convert upon an initial public offering, net of any and all underwriters' discounts, commissions and expenses and registration expenses, of at least $20,000,000 and at an offering price per share of common stock that is equal or greater than two times the current applicable conversion price for the Series D convertible preferred stock.

                             LIFEMINDERS.COM, INC.

   As amended in the September 22, 1999 Amended and Restated Articles of Incorporation, automatic conversion is required if at any time the Company shall effect an initial public offering in which results in proceeds (net of any and all underwriters' discounts, commissions and expenses and registration expenses) of at least $25,000,000 at an offering price per share of Common Stock that is equal to or greater than 2.12 times the original issuance price for the Series E Preferred Stock.

 Liquidation Preferences

   In the event of any liquidation or winding up of the Company, the holders of Series A, B, C and D preferred shares will be entitled to a liquidation preference over the Company's common stock. The liquidation preference equals the original face amount plus any accrued but unpaid dividends. No dividends have been declared during the years ended December 31, 1997 and 1998 and for the nine month period ended September 30, 1999.

   Series A Preferred shareholders (and Series C, D, and E, as subsequently amended) also participate so that after payment of the original purchase price plus unpaid dividends to the holders of Series A, B, C, D and E Preferred, the remaining assets shall be distributed on a pro rata basis to all shareholders on a Common equivalent share basis until the holders of Series A Preferred shares have received an aggregate of 2.5 times their original purchase price (including the preference amount set forth in the preceding paragraph).

   A merger, acquisition or sale of substantially all of the assets of the Company in which the shareholders of the Company do not own a majority of the outstanding shares of the surviving corporation shall be deemed a liquidation.

   In the January 29, 1999 Amendment to the Articles of Incorporation, the liquidation preference was amended to provide the holders of Series C convertible preferred shares with the same liquidation preference as the holders of Series A mandatorily redeemable convertible preferred shares.

   In the May 28, 1999 Amendment to the Articles of Incorporation, the liquidation preference was amended to provide the holders of Series D convertible preferred stock with the same liquidation preference as the holders of Series A and C convertible preferred stock.

   In the September 22, 1999 Amendment to the Articles of Incorporation, the liquidation preference was amended to provide the holders of Series E convertible preferred stock with the same liquidation preference as the holders of Series A, B and C convertible preferred stock.

 Dividends, Voting and Other Rights

   The Company shall not declare or pay any distributions by dividend or otherwise, payable other than in common stock, until a dividend in an amount at least equal to the accrued and unpaid dividends due for each outstanding share of Series A, Series B, Series C, Series D, and Series E Preferred Stock has been paid or declared and set apart. After the holders of the outstanding Preferred Stock have received their dividends, any dividends declared by the Board of Directors out of funds legally available therefore shall be shared equally among all outstanding shares on an as converted basis. The declaration of dividends is at the discretion of the Board of Directors.

                             LIFEMINDERS.COM, INC.

   Each share of Preferred Stock is entitled to the number of votes equal to the number of whole shares of common stock into which each share of Preferred Stock could be converted.

   Holders of a majority of the Preferred (or Common issued upon conversion of the Preferred) can request the Company to file a Registration Statement for at least 15% of their shares (or any lesser percentage if the anticipated gross receipts from the offering exceed $15,000,000). The Company must use its best efforts to cause such shares to be registered; provided, however, that the Company shall not be obligated to effect any such registration prior to the earlier of (i) November 12, 2000 or (ii) within one year following the effective date of the Company's initial public offering.

   Preferred Stockholders have the right to purchase up to their pro rata share of any shares the Company proposes to offer to any person or entity (other than for an employee stock grant, equipment financing, acquisition of another company or shares offered to the public pursuant to an underwritten public offering).

   If any founder of the Company proposes to sell all or a portion of his shares to a third party, the Preferred Stockholders have the right to participate in such sale on a pro rata basis or to exercise a right of first refusal on the same basis. This agreement will terminate on the earlier of (1) the transfer of all stock owned by such stockholder, (2) January 29, 2009, (3) when less than one quarter of the aggregate number of shares outstanding as of January 29, 1999 for Series C, as of May 28, 1999 for Series D and as of September 22, 1999 for Series E, remain issued and outstanding (4) sale of all or substantially all of the Company's assets, (5) the date of which any one or more third parties acquire control or the ability to vote 33% or more of each class outstanding, or (6) Qualified Public Offering.

7. Stock Options

 Stock Option Plan for Employees and Non-employees

   During 1998, the Company adopted the 1998 Stock Option Plan (the Plan), under which incentive stock options and nonstatutory stock options may be granted to employees, directors and consultants of the Company. Incentive stock options may only be granted to employees of the Company.

   The Plan is administered by a committee appointed by the Board of Directors. The options are not transferable and are subject to various restrictions outlined in the Plan. The committee determines the number of options granted to employees, directors, or consultants, the vesting period and the exercise price. The exercise price for stock options granted shall not be less than the estimated fair value per share of common stock on the date of such grant for incentive stock options and not less than 85% of the estimated fair value per share of common stock on the date of such grant for nonstatutory stock options. The estimated fair value of the underlying common stock is determined by third party equity cash transactions.

   The Board of Directors had reserved originally 776,250 shares of common stock to grant options under the Plan. Options granted under the Plan vest over a four year period and expire ten years after the grant date. In the January 29, 1999 and May 28, 1999 Amendments to the Articles of Incorporation, the number of common stock shares reserved under the Plan was increased to 1,420,070 and 2,045,070 shares, respectively. The reserved shares were further increased by 875,000 shares effective September 22, 1999 resulting in a total of 2,920,070 shares of common stock available and reserved for issuance under the plan.

                             LIFEMINDERS.COM, INC.

 Accounting for Stock Options Issued to Employees

   The following table summarizes stock option activity for option grants:

                                                                        Weighted
                                                                        Average
                                                              Number    Exercise
                                                             of Shares   Price
                                                             ---------  --------
     December 31, 1997......................................       --    $ --
     Grants.................................................   469,000    0.80
     Exercises..............................................       --      --
     Cancellations..........................................   (15,625)   0.80
                                                             ---------   -----
     December 31, 1998......................................   453,375    0.80
     Grants................................................. 1,793,256    2.06
     Exercises..............................................   (74,375)   0.80
     Cancellations..........................................  (471,882)   0.88
                                                             ---------   -----
     September 30, 1999..................................... 1,700,374   $2.11
                                                             =========   =====

   The weighted-average exercise price for options outstanding at September 30 and December 31, 1998 and September 30, 1999 was $0.80, $0.80 and $2.11,
respectively and exercise prices ranged from $0.80 to $6.47 at September 30, 1999. These options will expire if not exercised at specific dates ranging from March 2008 to September 2009 and the weighted-average remaining contractual life of the options outstanding is approximately ten years. At September 30, 1998, there were 434,625 options outstanding. At December 31, 1998 and September 30, 1998, there were no outstanding options which were exercisable. At September 30, 1999, 411,110 outstanding options were exercisable. Management estimates that stock options granted prior to December 31, 1998 have been either equal to or in excess of the estimated fair value of the underlying common stock and therefore no compensation expense was recognized. The Company has estimated the fair value of the underlying common stock on the date of grant was in excess of the exercise price for the options granted during the nine month period ended September 30, 1999. As a result, the Company recorded deferred compensation of $2,417,659 for the nine months ended September 30, 1999. This amount was recorded as a reduction to stockholders' equity (deficit) and is being amortized as a charge to operations over the vesting period of the stock options. For the nine months ended September 30, 1999, the Company recognized $268,671 of employee stock compensation expense related to these options.

   Annual amortization of deferred stock compensation for stock options outstanding as of September 30, 1999, is approximately $420,000, $604,000, $604,000, $604,000 and $185,000, for the years ending December 31, 1999, 2000,
2001, 2002 and 2003, respectively.

   For disclosure purposes, the fair value of each stock option granted is estimated on the date of grant using the American Black-Scholes option-pricing model with the following weighted average assumptions used for stock options granted in 1998 and for the nine months ended September 30, 1999; no annual dividends, expected volatility of 0%, risk-free interest rate ranging from 4.66% to 5.74% and expected life of one to four years. The weighted-average fair value of the stock options granted in 1998 and the nine months ended September 30, 1999 were $0.80 and $2.11, respectively.

   Under the above model, the total value of the stock options granted in 1998 and for the nine months ended September 30, 1998 and 1999, respectively was $53,704, $29,654 and $951,066, respectively, which would be amortized on a pro forma basis over the option vesting period. SFAS No. 123 "Accounting for

                             LIFEMINDERS.COM, INC.

Stock-Based Compensation" encourages adoption of a fair value based method for valuing the cost of stock-based compensation. However, it allows companies to continue to use the intrinsic value method for options granted to employees and disclose pro forma net loss per share and loss per share. Had the Company determined compensation cost for this plan in accordance with SFAS No. 123, the Company's pro forma net loss for the year ended December 31, 1998 and for the nine months ended September 30, 1998 and 1999, would have been $1,956,067, $1,348,870 and $14,610,165, respectively, and the pro forma basic and diluted loss per common share would have been $0.65, $0.44 and $4.63, respectively.

   Changes in Stockholders' Equity (Deficit) for the Nine Months Ended September 30, 1998 are as follows:

                            Common Stock    Additional              Treasury Stock
                          -----------------  Paid-In   Accumulated  ---------------
                           Shares   Amount   Capital     Deficit    Shares   Amount    Total
                          --------- ------- ---------- -----------  -------  ------ -----------
Balance, December 31,
 1997...................  3,274,998 $32,750  $363,751  $  (514,173)     --    $--   $  (117,672)
Acquisition of treasury
 stock..................        --      --        --           --    62,500   (500)        (500)
Exercise of stock option
 in connection with the
 preferred stock
 offering...............        --      --       (499)         --   (62,500)   500            1
Accretion of mandatorily
 redeemable convertible
 preferred stock........        --      --   (108,500)         --       --     --      (108,500)
Net loss................        --      --        --    (1,452,477)     --     --    (1,452,477)
                          --------- -------  --------  -----------  -------   ----  -----------
Balance, September 30,
 1998...................  3,274,998 $32,750  $254,752  $(1,966,650)     --    $--   $(1,679,148)
                          ========= =======  ========  ===========  =======   ====  ===========

8. Income Taxes

   The provision (benefit) for income taxes consists of the following for the following periods:

                                 Year Ended December     Nine Months Ended
                                         31,            September 30, 1999
                                 --------------------  ----------------------
                                   1997       1998       1998        1999
                                 ---------  ---------  ---------  -----------
Current provision............... $     --   $     --   $     --   $       --
Deferred benefit................  (153,363)  (638,315)  (516,004)  (5,486,886)
                                 ---------  ---------  ---------  -----------
                                  (153,363)  (638,315)  (516,004)  (5,486,886)
Change in valuation allowance...   153,363    638,315    516,004    5,486,886
                                 ---------  ---------  ---------  -----------
Total provision for income
 taxes.......................... $     --   $     --   $     --   $       --
                                 =========  =========  =========  ===========

   The Company's deferred tax assets at December 31, 1997 and 1998 and September 30, 1999, which consist primarily of net operating loss carryforwards are $153,363, $791,678, and $6,278,564 respectively, are offset by a full valuation allowance. Based upon the Company's limited operating history and management's

                             LIFEMINDERS.COM, INC.

expectation of future profitability, management believes, based upon the evidence available, that a full valuation allowance is necessary. The Company's net operating loss carryforwards of $404,013, $1,922,365 and $15,257,892 at December 31, 1997 and 1998 and September 30, 1999, respectively, begin expiring in 2012.

9. Lease for Office Space

   On June 14, 1999, the Company entered into a lease for office space in Herndon, Virginia. The lease ends August 31, 2004 and has minimum annual lease payments of $226,695 for the first year and are increased an annual rate of 3.0%. In accordance with the lease agreement, the Company is required to have a letter of credit as a security deposit throughout the lease term. On June 18, 1999, the Company entered into a letter of credit for $100,000, which expires November 11, 2000. The letter automatically renews on an annual basis if notice is not received within 60 days of the anniversary date until final expiration on November 11, 2004.

   In addition, during August 1999, the Company entered into a one-year lease for office space in Herndon, Virginia which has minimum annual payments of $51,600 and ends during August 2000. This lease was previously a month-to-month lease.

   Future minimum lease payments under non-cancelable operating leases as of September 30, 1999 are as follows:

                                                       Amount
                                                     -----------
         2000....................................... $   271,679
         2001.......................................     235,539
         2002.......................................     242,605
         2003.......................................     249,883
         2004.......................................     213,579
                                                     -----------
                                                     $ 1,213,285
                                                     ===========

   Rent expense was $0, $38,317, $26,567 and $106,795 for the years ended December 31, 1997 and 1998 and for the nine month periods ended September 30, 1998 and 1999, respectively.

10. Related Party Transactions

   During 1996 and 1997, two stockholders loaned $35,236 and $53,319, respectively, to assist the Company in paying its obligations. The Company repaid $10,000 of the loan during 1996 and $53,919 during 1997. At December 31, 1997, the outstanding loan balance of $24,636 was forgiven by the stockholders and recorded as additional paid-in capital by the Company.

   During 1998 and for the nine months ended September 30, 1999, the Company incurred $84,000 and $63,000, respectively, in contractor expenses from a company in which a shareholder of the Company is also the President of the company that provided the services. At December 31, 1998, an accounts payable balance of $3,500 was outstanding to this entity.

   Also in 1998 and for the nine months ended September 30, 1999, the Company incurred $18,000 and $202,644, respectively, in consulting expenses from a company in which a shareholder of the Company is also the President of the company that provided the services. In the third quarter of 1999, the Company paid $150,000 to terminate the consulting agreement.

11. Basic and Diluted Loss per Common Share:

   The Company implemented SFAS No. 128, Earnings Per Share, in 1998, which requires certain disclosures relating to the calculation of earnings per common share. The following is a reconciliation of the numerators and denominators of the basic and diluted loss per common share computations.

 Basic and diluted net loss per common share:

                            For the period
                            August 9, 1996                                      Nine months
                          (date of inception) Year ended December 31,       Ended September 30,
                            to December 31,   -------------------------  --------------------------
                                 1996            1997          1998         1998          1999
                          ------------------- -----------  ------------  -----------  -------------
Net loss available to
 common stockholders....       $(35,073)      $  (479,100) $ (2,104,243) $(1,452,477) $(15,117,618)
                               ========       ===========  ============  ===========  =============
Weighted-average shares
 of common stock shares
 outstanding............        798,220         2,530,228     3,275,000    3,275,000      3,296,181
                               ========       ===========  ============  ===========  =============
Basic and diluted net
 loss per common share..       $  (0.04)      $     (0.19) $      (0.64) $     (0.44) $       (4.59)
                               ========       ===========  ============  ===========  =============

   For the year ended December 31, 1997, 1,000,000 shares of preferred stock, which are convertible into 1,250,000 shares of common stock, are not included in the computation of diluted earnings per share as a result of their antidilutive effect. For the year ended December 31, 1998 and for the nine months ended September 30, 1999, options to purchase 453,375 and 1,700,374 shares of common stock at $0.80 per share and weighted average exercise price of $2.11 per share, respectively, and 2,000,000 and 9,665,240 shares of preferred stock, respectively, which are convertible into 2,500,000 and 12,081,541 shares of common stock, respectively, are not included in the computation of diluted earnings per share as a result of their antidilutive effect.

12. Commitments

   During the nine month period ended September 30, 1999, the Company entered into various agreements for future advertising which aggregate approximately $24.1 million. As of September 30, 1999, the Company has prepaid approximately $6.8 million in connection with these agreements. The term of the agreements range from one to nine months.

13. Subsequent Events (unaudited)

 Line of Credit

   On November 19, 1999, the Company amended its $1,350,000 line of credit, which includes $1,000,000 for working capital expenditures and $150,000 for a business credit line, and a $100,000 letter of credit for leased office space to be increased to $4,000,000 which includes $3,650,000 for working capital expenditures, $250,000 for a business credit line and a $100,000 letter of credit. The amended line expires on November 17, 2000.

 Note Payable

   On November 19, 1999, the Company entered into a $2,000,000 promissory note with the same bank that the Company has a line of credit and $200,000 promissory note for the purpose of equipment and software purchases and general working capital. The Company may draw from the note through August 19, 2000 (draw period). Interest during the draw period is due monthly beginning December 19, 1999 at an annual interest rate of the bank's prime rate plus 0.5%. On August 20, 2000, the outstanding principal balance of the borrowing during the draw period are payable monthly in 24 equal principal payments beginning September 19, 2000. All remaining principal and accrued but unpaid interest is due on maturity of August 19, 2002. The promissory note is collateralized by LifeMinders' accounts with the bank including checking, savings, or other accounts and future accounts. LifeMinders may open, excluding IRA (Individual Retirement Accounts), Keogh and trust accounts.

 Capital Lease

   In December 1999, the Company entered into a capital lease agreement for approximately $1.6 million in exchange for server equipment. The lease term commences on the earlier of January 5, 2000 or upon acceptance of shipped goods, which occurred in December 1999, and terminates on January 5, 2002. Upon the expiration of the lease term, the Company has the option to purchase the leased equipment for $1. Monthly payments are $75,476 commencing on January 5, 2000.

 Deferred Compensation

   Subsequent to September 30, 1999, the Company granted 1,184,678 options under the 1998 Employee Stock Option Plan. The Company has estimated the fair value of the underlying common stock on the date of the option grants and in some instances, was in excess of the exercise price of the options. As a result, the Company recorded additional deferred compensation of approximately $3.3 million subsequent to September 30, 1999. This amount will be recorded as a reduction to stockholders equity (deficit) and is being amortized as a charge to operations over the vesting period of the stock options.

 Initial Public Offering

   On November 19, 1999, the Company completed its initial public offering of 4,830,000 shares of common stock at an initial public offering price of $14.00 and raised net proceeds of approximately $61.7 million.

                             LIFEMINDERS.COM, INC.

                          SUPPLEMENTAL FINANCIAL DATA
                (in thousands, except share and per share data)

                                   Three Months Ended          Year Ended
                                      December 31,            December 31,
                                 -----------------------  ----------------------
                                    1998        1999        1998        1999
                                 ----------- -----------  ---------  -----------
                                 (unaudited) (unaudited)             (unaudited)
Revenue:
  Advertising...................  $      30  $    5,381   $      57   $   9,446
  Opt-in........................        --        2,659         --        4,573
                                  ---------  ----------   ---------   ---------
    Total revenue...............         30       8,040          57      14,019
Cost of revenue.................         29         494          59         966
                                  ---------  ----------   ---------   ---------
Gross margin (loss).............          1       7,546          (2)     13,053
                                  ---------  ----------   ---------   ---------
Operating expenses:
  Sales and marketing...........        277      21,951         869      38,416
  Research and development......         88         812         374       1,824
  General and administrative....        241       1,988         727       4,327
  Stock-based compensation......        --          356         --          625
                                  ---------  ----------   ---------   ---------
    Total operating expenses....        606      25,107       1,970      45,192
                                  ---------  ----------   ---------   ---------
Loss from operations............       (605)    (17,561)     (1,972)    (32,139)
Interest income, net............          2         405          25         529
                                  ---------  ----------   ---------   ---------
Net loss........................       (603)    (17,156)     (1,947)    (31,610)
Accretion on mandatorily
 redeemable convertible
 preferred stock................        (49)       (491)       (157)     (1,155)
                                  ---------  ----------   ---------   ---------
Net loss available to common
 shareholders...................  $    (652) $  (17,647)  $  (2,104)  $ (32,765)
                                  =========  ==========   =========   =========
Basic and diluted net loss per
 common share...................  $   (0.20) $    (1.60)  $   (0.64)  $   (6.26)
                                  =========  ==========   =========   =========
Basic and diluted weighted
 average common shares and
 common share equivalents.......  3,275,000  11,034,769   3,275,000   5,230,826
                                  =========  ==========   =========   =========

                             LIFEMINDERS.COM, INC.

                          SUPPLEMENTAL FINANCIAL DATA
                (in thousands, except share and per share data)

                                                                  As of
                                                              December 31,
                                                           --------------------
                                                            1998       1999
                                                           -------  -----------
                                                                    (unaudited)
ASSETS
Current assets:
  Cash and cash equivalents............................... $   232   $ 55,524
  Marketable securities...................................     --       1,968
  Accounts receivable, net................................     --       6,526
  Prepaid expenses and other current assets...............     --       6,770
                                                           -------   --------
    Total current assets..................................     232     70,788
Property and equipment, net...............................      46      5,380
Other Assets..............................................     --         689
                                                           -------   --------
    Total assets.......................................... $   278   $ 76,857
                                                           =======   ========
LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED
 STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable........................................ $    42   $  3,121
  Accrued expenses........................................      80      5,990
  Deferred revenue........................................     355        244
  Note payable............................................     --          81
  Capital lease obligation................................     --         724
                                                           -------   --------
    Total current liabilities.............................     477     10,160
Note payable, net of current portion......................     --          74
Capital lease obligation, net of current portion..........     --         906
Deferred rent.............................................     --          40
                                                           -------   --------
    Total liabilities.....................................     477     11,180
                                                           -------   --------
Mandatorily redeemable convertible preferred stock........   2,023        --
                                                           -------   --------
Stockholders' (deficit) equity:
  Common stock, $.01 par value; 6,550,000 and 60,000,000
   shares authorized at December 31, 1998 and 1999
   respectively; 3,274,998 shares issued and outstanding
   at December 31, 1998 and 20,299,039 shares issued and
   outstanding at December 31, 1999.......................      33        203
  Additional paid-in capital..............................     206    104,622
  Deferred compensation on employee stock options.........     --      (5,077)
  Accumulated deficit.....................................  (2,461)   (34,071)
                                                           -------   --------
    Total stockholders' equity (deficit)..................  (2,222)    65,677
                                                           -------   --------
    Total liabilities, mandatorily redeemable convertible
     preferred stock and stockholders' equity (deficit)... $   278   $ 76,857
                                                           =======   ========

                                2,750,000 Shares

                           [LOGO OF LIFEMINDERS.COM]

                                  Common Stock

                               ----------------

                                   PROSPECTUS

                               ----------------

                                   CHASE H&Q

                               ROBERTSON STEPHENS

                           THOMAS WEISEL PARTNERS LLC

                            PAINEWEBBER INCORPORATED


                               ----------------

                                       , 2000

                               ----------------
   You should rely only on information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus.

   No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Part II. Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.

   We estimate that our expenses to be paid in connection with the offering (other than underwriting discounts, commissions and reasonable expense allowances) will be as follows:

      SEC registration fee............................................ $ 44,328
      NASD filing fee................................................. $ 16,250
      Nasdaq National Market listing fee.............................. $ 17,500
      Printing and engraving expenses................................. $300,000
      Accounting fees and expenses.................................... $150,000
      Legal fees and expenses......................................... $150,000
      Miscellaneous................................................... $ 20,000
                                                                       --------
        Total......................................................... $698,078
                                                                       ========

Item 14. Indemnification of Directors and Officers.

   LifeMinders.com is organized under the laws of the State of Delaware. Our Restated Certificate of Incorporation provides that we shall indemnify our current and former directors and officers, and may indemnify our current and former employees and agents, against any and all liabilities and expenses incurred in connection with their services in those capacities to the maximum extent permitted by Delaware law.

   The Delaware General Corporation Law (the "DGCL") provides that a Delaware corporation has the power generally to indemnify its current and former directors, officers, employees and other agents (each, a "Corporate Agent") against expenses and liabilities (including amounts paid in settlement) in connection with any proceeding involving such person by reason of his being a Corporate Agent, other than a proceeding by or in the right of the corporation, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, such person had no reasonable cause to believe his conduct was unlawful.

   In the case of an action brought by or in the right of the corporation, indemnification of a Corporate Agent is permitted if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. However, no indemnification is permitted in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such proceeding was brought shall determine upon application that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to such indemnification.

   To the extent that a Corporate Agent has been successful on the merits or otherwise in the defense of such proceeding, whether or not by or in the right of the corporation, or in the defense of any claim, issue or matter therein, the corporation is required to indemnify such person for expenses in connection therewith. Under the DGCL, the corporation may advance expenses incurred by a Corporate Agent in connection with a proceeding, provided that the Corporate Agent undertakes to repay such amount if it shall ultimately be determined that such person is not entitled to indemnification. Our Restated Certificate of Incorporation requires us to advance expenses to any person entitled to indemnification, provided that such person undertakes to repay the advancement if it is determined in a final judicial decision from which there is no appeal that such person is not entitled to indemnification.

   The power to indemnify and advance the expenses under the DGCL does not exclude other rights to which a Corporate Agent may be entitled to under the certificate of incorporation, by laws, agreement, vote of stockholders or disinterested directors or otherwise.

   Our Restated Certificate of Incorporation permits us to secure insurance on behalf of our directors, officers, employees and agents for any expense, liability or loss incurred in such capacities, regardless of whether the Restated Certificate of Incorporation or Delaware law would permit indemnification against the expense, liability or loss.

   The purpose of these provisions is to assist us in retaining qualified individuals to serve as our directors, officers, employees and agents by limiting their exposure to personal liability for serving as in these capacities.

Item 15. Recent Sales of Unregistered Securities.

   During the past three years, the following securities were issued by LifeMinders.com without registration under the Securities Act:

    (1) On June 15, June 19 and June 30, 1997, respectively, we issued and sold 28,326 shares of common stock to H. Joseph Engle for $25,000, 519,980 shares of common stock to Hugh Ronalds for services rendered, and 130,572 shares of common stock to John Chapin for $10,227.

    (2) On July 31, 1997, we issued and sold 130,572 shares of common stock to John Chapin for $10,227, and on August 31, 1997, we issued and sold 58,531 shares of common stock to John Chapin for $4,546.

    (3) On November 12, 1997, we issued and sold 321,250 shares of common stock to Targeted Marketing Systems, Inc. for $200,000 and 62,500 shares of common stock to Frans Kok for $100.

    (4) On June 17, 1998, we issued and sold 62,500 shares of common stock to Frans Kok for $1.

    (5) On June 28, 1999, we issued and sold 9,375 shares of common stock to George Pickering for $7,500.

    (6) On July 15 and July 16, 1999, respectively, we issued and sold 46,250 shares of common stock to Harry Layman for $37,000 and 18,750 shares of common stock to Frank Lyman for $15,000.

    (7) On November 12, 1997, we issued and sold 1,000,000 shares of Series A Convertible Preferred Stock to five (5) accredited investors at a purchase price of $1.00 per share, for an aggregate purchase price of $1,000,000. Additionally, we issued options to these investors to purchase up to 1,000,000 shares of Series B Convertible Preferred Stock at an exercise price of $1.00 per share, all of which options were exercised on June 17, 1998, for an aggregate exercise price of $1,000,000. Our outstanding Series A Convertible Preferred Stock and Series B Convertible Preferred Stock shall automatically convert into common stock upon consummation of the offering.

    (8) On January 29, 1999, we issued and sold 2,620,373 shares of Series C Convertible Preferred Stock to five (5) accredited investors at a purchase price of $1.5265 per share, for an aggregate purchase price of $4,000,000. Our outstanding Series C Convertible Preferred Stock shall automatically convert into common stock upon consummation of the offering.

    (9) On May 28, 1999, we issued and sold 2,252,874 shares of Series D Convertible Preferred Stock to eight (8) accredited investors at a purchase price of $4.7051 per share, for an aggregate purchase price of $10,600,000. Our outstanding Series D Convertible Preferred Stock shall automatically convert into common stock upon consummation of the offering.

   (10) On September 23, 1999, we issued and sold 2,791,993 shares of Series E Convertible Preferred Stock to 31 accredited investors at a purchase price of $8.0868 per share, for an aggregate purchase price of $22,578,289. Our outstanding Series E Convertible Preferred Stock shall automatically convert into common stock upon consummation of the offering.

   As of September 30, 1999, options to purchase 2,920,070 shares of common stock were available and reserved for issuance under the 1998 Stock Option Plan and options to purchase 1,700,374 shares of common stock had been granted under the plan and were outstanding. A total of 74,375 shares of common stock have been issued pursuant to the exercise of options under the stock option plan, all of which shares were exempt from registration under Rule 701 promulgated under the Securities Act as an issuance of securities pursuant to a compensatory benefit plan. The exercise price of the options for our common stock ranges from $0.80 to $6.47 per share.

   There were no underwriters employed in connection with any of the transactions set forth in Item 15. However, in connection with the transactions described in Item 15(7), Frans Kok received a cash fee equal to $30,000 and in connection with the transaction described in Item 15(10), Thomas Weisel Partners LLC received a cash fee equal to 10% of the proceeds of the offering.

   The transactions described in Items 15(1) through (4) were exempt from registration under Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. The transactions described in Items 15(5) and (6) were exempt from registration under rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan. The transactions described in Item 15(7) were exempt from registration under Rule 505 of Regulation D promulgated under the Securities Act as an issuance and sale of securities to accredited investors. The issuance and sale of the securities described in Items 15(8) through (10) were exempt from registration under Rule 506 of Regulation D promulgated under the Securities Act as an issuance and sale of securities to accredited investors.

   The recipients of all of the securities described in Item 15 represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received or had access to, through employment or other relationships, adequate information about us.

Item 16. Exhibits.

   The following exhibits are filed as part of this registration statement:

 EXHIBIT
   NO.                           DESCRIPTION                           PAGE NO.
 -------                         -----------                           --------
  1.1    Form of Underwriting Agreement between the Company and
         Hambrecht & Quist LLC, FleetBoston Robertson Stephens Inc.,
         Thomas Weisel Partners LLC, and PaineWebber Incorporated.*
  3.1    Restated Certificate of Incorporation.**
  3.2    Bylaws.**
  3.3    Second Amended and Restated Registration Rights Agreement,
         dated as of September 23, 1999, among the Company and the
         Series E investors.***
  4.1    Form of common stock certificate.****
  5.1    Opinion of Brobeck, Phleger & Harrison LLP regarding
         legality.*
 10.1    E-Commerce Agreement between the Company and Lycos, Inc.
         dated as of August 25, 1999. (Portions of this exhibit have been omitted pursuant to a request for confidential
         treatment and have been filed separately with the
         Commission)***
 10.2    Office Building Lease Agreement between the Company and
         Sovran Limited Company dated June 11, 1999.***
 10.3    Trustee License Agreement between the Company and Trust
         Universal Standards in Electronic Transactions dated March
         12, 1999.***
 10.4    Starter Kit Loan and Security Agreement, as amended,
         between the Company and Imperial Bank dated November 10,
         1998.***
 10.5    Employment Agreement between the Company and Stephen R.
         Chapin, Jr. dated November 12, 1997.***
 10.6    Employment Agreement between the Company and John Chapin
         dated November 1, 1997.***
 10.7    Release and Settlement dated July 15, 1999 among the
         Company, Frans Kok and Johan Hekeelar, Inc.***
 10.8    Consulting Agreement between the Company and Lordhill
         Company dated June 1, 1997, as amended on November 18,
         1997, as amended on March 27, 1998, and as amended on
         January 29, 1999.***
 10.9    The Company's 1998 Stock Option Plan.***

 EXHIBIT
   NO.                           DESCRIPTION                           PAGE NO.
 -------                         -----------                           --------
 10.10   Form of Lock-up Agreement between the Company and Hambrecht
         & Quist LLC, FleetBoston Robertson Stephens Inc., Thomas
         Weisel Partners LLC and PaineWebber Incorporated.***
 23.1    Consent of PricewaterhouseCoopers LLP, independent
         accountants.
 23.2    Consent of Brobeck, Phleger & Harrison LLP (included in
         Exhibit 5.1).
 24      Power of Attorney (filed as part of signature page).*
 27      Financial Data Schedule.*

--------
   * Previously filed.
  ** Incorporated by reference to the Company's Registration Statement on Form
    S-1 as filed with the SEC on September 24, 1999. (File No. 333-87785).
 *** Incorporated by reference to Amendment No. 1 to the Company's Registration
    Statement on Form S-1 as filed with the SEC on October 29, 1999 (File No. 3233-87785).
**** Incorporated by reference to Amendment No. 3 to the Company's Registration
    Statement on Form S-1 as filed with the SEC on November 17, 1999 (File No. 333-87785).

Item 17. Undertakings.

   (a) The undersigned LifeMinders.com hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment to the registration statement) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement). Notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in "Calculation of Registration Fee" table in the effective registration statement;

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to the information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of those securities.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (b) The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in the denominations and registered in the names as required by the underwriter to permit prompt delivery to each purchaser.

   (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether the indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.

   (d) The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of the securities.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Herndon, Virginia on the 7th day of February 2000.

                                          LIFEMINDERS.COM, INC.

                                                 /s/ Stephen R. Chapin, Jr.
                                          By: _________________________________
                                                   Stephen R. Chapin, Jr.
                                               President and Chief Executive
                                                          Officer

                               POWER OF ATTORNEY

   Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


              Signature                          Title                   Date
              ---------                          -----                   ----
      /s/ Stephen R. Chapin, Jr.       Chairman of the Board       February 7, 2000
______________________________________  President and Chief
        Stephen R. Chapin, Jr.          Executive Officer
                                        (Principal Executive
                                        Officer)

        /s/ Joseph S. Grabias          Vice President and Chief    February 7, 2000
______________________________________  Financial Officer
          Joseph S. Grabias             (Principal Financial
                                        Officer)

                  *                    Director                    February 7, 2000
______________________________________
         E. Rogers Novak, Jr.

                  *                    Director                    February 7, 2000
______________________________________
           B. Gene Riechers

                  *                    Director                    February 7, 2000
______________________________________
         Douglas A. Lindgren

                  *                    Director                    February 7, 2000
______________________________________
           Philip D. Black

                  *                    Director                    February 7, 2000
______________________________________
         Jonathan B. Bulkeley

     /s/ Stephen R. Chapin, Jr.
*By: ____________________________
       Stephen R. Chapin, Jr.
          Attorney-in-fact

                                 EXHIBIT INDEX

 EXHIBIT
   NO.                           DESCRIPTION                           PAGE NO.
 -------                         -----------                           --------
  1.1    Form of Underwriting Agreement between the Company and
         Hambrecht & Quist LLC, FleetBoston Robertson Stephens Inc.,
         Thomas Weisel Partners LLC, and PaineWebber Incorporated.*
  3.1    Restated Certificate of Incorporation.**
  3.2    Bylaws.**
  3.3    Second Amended and Restated Registration Rights Agreement,
         dated as of September 23, 1999, among the Company and the
         Series E investors.***
  4.1    Form of common stock certificate.****
  5.1    Opinion of Brobeck, Phleger & Harrison LLP regarding
         legality.*
 10.1    E-Commerce Agreement between the Company and Lycos, Inc.
         dated as of August 25, 1999. (Portions of this exhibit have been omitted pursuant to a request for confidential
         treatment and have been filed separately with the
         Commission)***
 10.2    Office Building Lease Agreement between the Company and
         Sovran Limited Company dated June 11, 1999.***
 10.3    Trustee License Agreement between the Company and Trust
         Universal Standards in Electronic Transactions dated March
         12, 1999.***
 10.4    Starter Kit Loan and Security Agreement, as amended,
         between the Company and Imperial Bank dated November 10,
         1998.***
 10.5    Employment Agreement between the Company and Stephen R.
         Chapin, Jr. dated November 12, 1997.***
 10.6    Employment Agreement between the Company and John Chapin
         dated November 1, 1997.***
 10.7    Release and Settlement dated July 15, 1999 among the
         Company, Frans Kok and Johan Hekeelar, Inc.***
 10.8    Consulting Agreement between the Company and Lordhill
         Company dated June 1, 1997, as amended on November 18,
         1997, as amended on March 27, 1998, and as amended on
         January 29, 1999.***
 10.9    The Company's 1998 Stock Option Plan.***
 10.10   Form of Lock-up Agreement between the Company and Hambrecht
         & Quist LLC, FleetBoston Robertson Stephens Inc., Thomas
         Weisel Partners LLC and PaineWebber Incorporated.***
 23.1    Consent of PricewaterhouseCoopers LLP, independent
         accountants.
 23.2    Consent of Brobeck, Phleger & Harrison LLP (included in
         Exhibit 5.1).
 24      Power of Attorney (filed as part of signature page).
 27      Financial Data Schedule.*

--------
   * Previously filed.
  ** Incorporated by reference to the Company's Registration Statement on Form
     S-1 as filed with the SEC on September 24, 1999. (File No. 333-87785).
 *** Incorporated by reference to Amendment No. 1 to the Company's Registration
     Statement on Form S-1 as filed with the SEC on October 29, 1999 (File No. 3233-87785).
**** Incorporated by reference to Amendment No. 3 to the Company's Registration
     Statement on Form S-1 as filed with the SEC on November 17, 1999 (File No. 333-87785).